8/24

05011987

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME MTU Aero Engines Holding AG

*CURRENT ADDRESS Dachauer Str. 665
80995 Munich
Germany

PROCESSED
OCT 25 2005
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34917 FISCAL YEAR 12/31/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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OICF/BY: Con

DAT : 10/24/05

KPMG

82-34917 44

ARIS
12-31-03

Prüfungsbericht

Konzernabschluss
zum 31. Dezember 2003
und Konzernlagebericht

MTU Aero Engines GmbH
München

Translation

Audit Report

Consolidated Financial Statements
and Group Management Report
for the year-ended December 31, 2003

MTU Aero Engines GmbH
Munich

Prüfungsbericht

Konzernabschluss zum 31. Dezember 2003 und Konzernlagebericht

MTU Aero Engines GmbH München

Translation

Audit Report

Consolidated Financial Statements and Group Management Report for the year-ended December 31, 2003

MTU Aero Engines GmbH Munich

Table of contents

Inhaltsverzeichnis

KPMG

Appendices

Anlagen

List of abbreviations

1. Firms and Governmental Agencies

ASSB	Airfoil Services Sdn.Bhd., Shah Alam/Malaysia
ATENA	ATENA Gesellschaft für Engineering Services mbH, Munich
ATENA Eng.	ATENA Inc., East Hartford, Connecticut/USA
CSC	Pratt & Whitney Canada Customer Service Centre Europe GmbH, Ludwigsfelde
CCC	Ceramic Coating Center S.A.S., Paris/France
DCAG	DaimlerChrysler AG, Stuttgart
DC Diesel	DaimlerChrysler Dieselantriebe GbR, Friedrichshafen
DCLRH	DaimlerChrysler Luft- und Raumfahrt Holding AG, München
DCR	DCR DaimlerChrysler "Retura" Beteiligungsgesellschaft mit beschränkter Haftung, Stuttgart
EPI	Europrop International GmbH, Munich
EUROJET	EUROJET Turbo GmbH, Taufkirchen
FiatAvio	Fiat Aviazione S.p.A., Turin/Italy
GE	General Electric Co., Cincinnati, Ohio/USA
GRTS	Groupement Turbomeca-SNECMA, Paris, France
IAI	Israel Aircraft Industries Ltd., Tel Aviv/Israel
IAE	IAE International Aero Engines AG, Zürich/Switzerland
ITP	Industria de Turbo Propulsores, Madrid/Spain
JAEC	Japanese Aero Engine Corporation, Japan

Abkürzungsverzeichnis

1. Firmen und Behörden

ASSB	Airfoil Services Sdn.Bhd., Shah Alam/Malaysia
ATENA	ATENA Gesellschaft für Engineering Services mbH, München
ATENA Eng.	ATENA Inc., East Hartford, Connecticut/USA
CSC	Pratt & Whitney Canada Customer Service Centre Europe GmbH, Ludwigsfelde
CCC	Ceramic Coating Center S.A.S., Paris/Frankreich
DCAG	DaimlerChrysler AG, Stuttgart
DC Diesel	DaimlerChrysler Dieselantriebe GbR, Friedrichshafen
DCLRH	DaimlerChrysler Luft- und Raumfahrt Holding AG, München
DCR	DCR DaimlerChrysler "Retura" Beteiligungsgesellschaft mit beschränkter Haftung, Stuttgart
EPI	Europrop International GmbH, München
EUROJET	EUROJET Turbo GmbH, Taufkirchen
FiatAvio	Fiat Aviazione S.p.A., Turin/Italien
GE	General Electric Co., Cincinnati, Ohio/USA
GRTS	Groupement Turbomeca-SNECMA, Paris, Frankreich
IAI	Israel Aircraft Industries Ltd., Tel Aviv/Israel
IAE	IAE International Aero Engines AG, Zürich/Schweiz
ITP	Industria de Turbo Propulsores, Madrid/Spanien
JAEC	Japanese Aero Engine Corporation, Japan

MTR	MTU Turbomeca Rolls-Royce GmbH, Hallbergmoos
MTU-AENA	MTU Aero Engines North America Inc., Hartford/USA
MTU-BB	MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde
MTU Bet	MTU Beteiligungsgesellschaft mbH, München
MTU-C	MTU Maintenance Canada Ltd., Richmond/Canada
MTU do Brasil	MTU Maintenance do Brasil Ltda., Sao Carlos/Brazil
MTU-H	MTU Maintenance Hannover GmbH, Langenhagen
MTU-M	MTU Aero Engines GmbH, Munich
MTU Zhuhai	MTU Maintenance Zhuhai Company Ltd., Zhuhai/China
MTU-M-UK	MTU München Unterstützungskasse GmbH, Munich
MTU-VWD	MTU Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, Munich
PWA	Pratt & Whitney Aircraft, East Hartford, Connecticut/USA
P & WC	Pratt & Whitney Canada, Quebec/Canada
RR	Rolls-Royce plc, London/United Kingdom
RSZ	RSZ Beteiligungs- und Verwaltungs GmbH, Munich
Vericor	Vericor Power Systems L.L.C., Alpharetta/USA
SNECMA	Société Nationale d'Etude et de Construction de Moteurs d'Aviation S.A., Paris/France
TU	Turbo-Union Ltd., Bristol/United Kingdom
Volvo	Volvo Aero Corporation, Trollhättan/Sweden

MTR	MTU Turbomeca Rolls-Royce GmbH, Hallbergmoos
MTU-AENA	MTU Aero Engines North America Inc., Hartford/USA
MTU-BB	MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde
MTU Bet	MTU Beteiligungsgesellschaft mbH, München
MTU-C	MTU Maintenance Canada Ltd., Richmond/Kanada
MTU do Brasil	MTU Maintenance do Brasil Ltda., Sao Carlos/Brasilien
MTU-H	MTU Maintenance Hannover GmbH, Langenhagen
MTU-M	MTU Aero Engines GmbH, München
MTU Zhuhai	MTU Maintenance Zhuhai Company Ltd., Zhuhai/China
MTU-M-UK	MTU München Unterstützungskasse GmbH, München
MTU-VWD	MTU Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, München
PWA	Pratt & Whitney Aircraft, East Hartford, Connecticut/USA
P & WC	Pratt & Whitney Canada, Quebec/Kanada
RR	Rolls-Royce plc, London/Großbritannien
RSZ	RSZ Beteiligungs- und Verwaltungs GmbH, München
Vericor	Vericor Power Systems L.L.C., Alpharetta/USA
SNECMA	Société Nationale d'Etude et de Construction de Moteurs d'Aviation S.A., Paris/Frankreich
TU	Turbo-Union Ltd., Bristol/Großbritannien
Volvo	Volvo Aero Corporation, Trollhättan/Schweden

2. Technical terms

CF6	Engines (CF 6-6, CF 6-50, CF 6-80A, CF 6-80C/E) manufactured in cooperation with GE and SNECMA, for use in the commercial aircraft Airbus A 300, A 310 and A 330, Boeing 747 and 767 as well as the McDonnell Douglas MD 11
EJ200	The jet engine used in the European Fighter 2000 (EF 2000) manufactured for EUROJET in cooperation with RR, Fiat and ITP
GP7000	Engine developed and manufactured in cooperation with GE and PWA for use in the commercial aircraft Airbus A 380
J79	Engine sold by General Electric Co., USA, for use in the aircraft RF 4E (Phantom) (engine version J 79-17)
JT8D	The JT 8D-200 engine of PWA used in the aircraft MD 80, MD 82 and MD 83 as well as Boeing B707 and B727
Larzac	Engine used for the training aircraft Alpha-Jet by the French and German air forces and manufactured in cooperation with SNECMA, Turbomeca and Rolls-Royce GmbH
LM2500/5000/6000	Gas turbines for stationary applications and ship engines (in cooperation with GE)
LV100	The LV100-5 gas turbine used to re-engine the US Army tank, Abrams M1, developed in cooperation with GE and Honeywell.
MTR390	Engine commissioned by MTR and manufactured in cooperation with Turbomeca and RR for use in the German-French anti-tank helicopters PAH 2, HAC, HAP and UHU (support helicopters)
PW2037	Engine used in commercial aircraft (Iljushin Il-96, Boeing 757) and military transport aircraft (McDonnell Douglas C17), developed and manufactured in cooperation with PWA, Fiat and Volvo

2. Produktionstechnische Begriffe

CF6	Triebwerke (CF 6-6, CF 6-50, CF 6-80A, CF 6-80C/E), die in Zusammenarbeit mit den Firmen GE und SNECMA gefertigt werden, für die Verkehrsflugzeuge Airbus A 300, A 310 sowie A 330, Boeing 747 und 767 sowie McDonnell Douglas MD 11
EJ200	Strahltriebwerk EJ 200 für das Flugzeug European Fighter 2000 (EF 2000) im Auftrag der EUROJET in Zusammenarbeit mit RR, Fiat und ITP
GP7000	Triebwerk, das in Zusammenarbeit mit den Firmen GE und PWA für das Verkehrsflugzeug Airbus A 380 entwickelt und gefertigt wird
J79	Triebwerke der General Electric Co., USA, für das Flugzeug RF 4E (Phantom) in der Version J 79-17
JT8D	Triebwerk JT 8D-200 der Firma PWA für Flugzeuge MD 80, MD 82 und MD 83 sowie für Boeing B707 und B727
Larzac	Triebwerk für Trainingsflugzeug Alpha-Jet der französischen und deutschen Luftwaffe in Zusammenarbeit mit SNECMA, Turbomeca und Rolls-Royce GmbH
LM2500/5000/6000	Gasturbinen für stationäre Anwendungen sowie für Schiffsantriebe in Zusammenarbeit mit GE
LV100	Gasturbine LV100-5 für ein Reengining des US-Army-Panzers Abrams M1, die in Zusammenarbeit mit GE und Honeywell entwickelt wurde
MTR390	Triebwerk im Auftrag der MTR in Zusammenarbeit mit den Firmen Turbomeca und RR für die deutsch-französischen Panzerabwehrhubschrauber PAH 2, HAC, HAP sowie UHU (Unterstützungshubschrauber)
PW2037	Triebwerk für Verkehrsflugzeuge (Ilyushin Il-96, Boing 757) und militärische Transportflugzeuge (McDonnell Douglas C17), das in Zusammenarbeit mit den Firmen PWA, Fiat und Volvo entwickelt und gefertigt wird

PW300	Engine used in business jets (e.g. Lear Jet 60, IAI-Galaxy, DO328Jet), developed and manufactured (versions PW 305, PW 306 and PW 307) in cooperation with P & WC
PW500	Engine used in business jets (e.g. Cessna and Learjet), developed and manufactured (versions PW 530 and PW 545) in cooperation with P & WC
PW4000	The PW 4084/4090/4098 engines used in the Boeing 777, developed and manufactured in cooperation with PWA
PW6000	Engine used in the commercial aircraft A 318, developed and manufactured in cooperation with PWA
RB199	Engine commissioned by TU in cooperation with RR and Fiat for use in the Tornado aircraft
Tornado	Tri-nation combat aircraft which uses the RB 199 engine
TP400	Engine to be used in the Transall successor aircraft, the A400M, which has been offered by a consortium comprising RR, SNECMA, MTU and ITP
Tyne	RR engines, of which the MK 21 and MK 22 versions are used in Transall and Breguet Atlantic aircraft
V2500	The V 2500-A1 and V 2500-A5 engines for use in the commercial aircraft Airbus A 319, A 320 and A 321 and the V 2500-D5 engine for use in the commercial aircraft McDonnell Douglas MD 90, developed and manufactured in cooperation with PWA, RR and JAEC.

PW300	Triebwerk für Geschäftsreiseflugzeuge (z.B. Lear Jet 60, IAI-Galaxy, DO328Jet), das in den Versionen PW 305, PW 306 und PW 307 zusammen mit P & WC entwickelt und gefertigt wird
PW500	Triebwerk für Geschäftsreiseflugzeuge u.a. der Hersteller Cessna und Learjet, das in den Versionen PW 530 und PW 545 zusammen mit P & WC entwickelt und gefertigt wird
PW4000	Triebwerke PW 4084/4090/4098 für das Flugzeug Boeing 777, das in Zusammenarbeit mit PWA entwickelt und gefertigt wird
PW6000	Triebwerk für das Verkehrsflugzeug A 318, das in Zusammenarbeit mit PWA entwickelt und gefertigt wird
RB199	Triebwerk im Auftrag der TU in Zusammenarbeit mit den Firmen RR und Fiat für das Flugzeug Tornado
Tornado	Trinationales Kampfflugzeug mit dem Triebwerk RB 199
TP400	Triebwerk für den Transall-Nachfolger A400M, das von einem Konsortium bestehend aus RR, SNECMA, MTU und ITP angeboten wird
Tyne	Triebwerke der Firma RR, in den Versionen MK 21 und MK 22 für die Flugzeuge Transall und Breguet Atlantic
V2500	Triebwerke V 2500-A1 und V 2500-A5 für die Verkehrsflugzeuge Airbus A 319, A 320 und A 321 sowie V 2500-D5 für das Verkehrsflugzeug McDonnell Douglas MD 90, die in Zusammenarbeit mit PWA, RR und JAEC entwickelt und gefertigt werden.

A. Audit engagement

At the Ordinary Shareholders' Meeting held on March 10, 2003 of

MTU Aero Engines GmbH
Munich,

--hereinafter also referred to as "MTU-M" or "Company"--

we were appointed as auditors for the financial year 2003. In accordance with § 318 (2) of the German Commercial Code (HGB), we are therefore automatically appointed as group auditors. The Supervisory Board has accordingly engaged us to audit the consolidated financial statements at December 31, 2003 and report on the management's analysis and discussion of financial condition of the Group (hereafter referred to the "group management report").

The audit of the risk monitoring system of the group parent company was conducted in conjunction with the audit of the annual financial statements of the group parent company and not in conjunction with the audit of the consolidated financial statements.

This audit report has been prepared in accordance with the principles set out in IDW Auditing Standard 450.

The terms governing this assignment are set out in the General Engagement Terms for Public Accountants and Firms of Public Accountants [Wirtschaftsprüfer and Wirtschaftsprüfungsgesellschaften] in the version dated January 1, 2002, which are attached to our report as Appendix 12. The maximum amount of our liability is governed by § 323 (2) HGB. Our relationship to third parties is governed by No. 1 (2) and No. 9 of the General Terms of Engagement.

A. Prüfungsauftrag

In der ordentlichen Gesellschafterversammlung vom 10. März 2003 der

MTU Aero Engines GmbH,
München,

--im Folgenden auch kurz "MTU-M" oder "Gesellschaft" genannt--

sind wir zum Abschlussprüfer für das Geschäftsjahr 2003 gewählt worden. Nach § 318 Abs. 2 HGB gelten wir auch als zum Konzernabschlussprüfer bestellt. Der Aufsichtsrat hat uns demzufolge den Auftrag erteilt, den Konzernabschluss zum 31. Dezember 2003 und den Bericht über die Lage des Konzerns (im Folgenden: "Konzernlagebericht") zu prüfen.

Die Prüfung des Risikofrüherkennungssystems des Mutterunternehmens ist nicht Gegenstand dieser Konzernabschlussprüfung, sondern Bestandteil der Jahresabschlussprüfung des Mutterunternehmens.

Dieser Bericht wurde nach den Grundsätzen des IDW Prüfungsstandards 450 erstellt.

Dem Auftrag liegen die als Anlage 12 beigefügten Allgemeinen Auftragsbedingungen für Wirtschaftsprüfer und Wirtschaftsprüfungsgesellschaften in der Fassung vom 1. Januar 2002 zugrunde. Die Höhe unserer Haftung bestimmt sich nach § 323 Abs. 2 HGB. Im Verhältnis zu Dritten sind Nr. 1 Abs. 2 und Nr. 9 der Allgemeinen Auftragsbedingungen maßgebend.

B. Basic findings

Comments on the assessment of the Group's economic situation by its legal representatives

1. Overall economic position and development of business

The group management report prepared by management contains the following key statements with regard to the economic situation and business trends of the Group:

a) group earnings affected negatively by recent down-turn in international air traffic

b) order-book situation improved due to high level of incoming orders, in particular for government-sector programs

c) MTU Group sold by DCAG

re a)

The SARS crisis, the Iraq war and the after-effects of the terrorist attacks on September 11, 2001 all impacted the international aviation sector negatively in 2003. As a result, the MTU Group suffered a further fall in demand for commercial series engines and maintenance business in the financial year 2003. The resulting reduction in net sales was exacerbated by the decline in the value of the US dollar. Revenues from government-sector business also fell attributable to rescheduling of the EJ200 program.

The profit from ordinary activities fell to EUR 114 million, a decrease of EUR 143 million (= 56 %) compared to the previous year. This deterioration was attributable to the above mentioned fall in net sales and also to the fact that in the previous year it had been possible to release provisions for hedging risks, with income effect, as a result of the fall in the US-$ exchange rate, whereas in the reporting year, the equivalent amounts were negligible. In addition in 2003, expenses for personnel-related restructuring measures at the level of the parent company MTU-M as well as a higher level of development expenses for the GP7000 and PW6000 programs were incurred.

As in the previous year, provisions for risks in the order-book generally had a positive effect on results, since the level of provisions was reduced again due to the development of exchange rates.

The net income before profit transfer fell by EUR 130 million to EUR 67 million. After deduction of the expense for the transfer of the profit to DCLRH (equivalent to the net income of MTU-M amounting to EUR 535 million), the net amount attributable to the Group (after profit transfer) was a loss of EUR 468 million.

B. Grundsätzliche Feststellungen

Stellungnahme zur Lagebeurteilung durch die gesetzlichen Vertreter

1. Wirtschaftliche Lage und Geschäftsverlauf

Der Konzernlagebericht der gesetzlichen Vertreter enthält unseres Erachtens folgende Kernaussagen zur wirtschaftlichen Lage und zum Geschäftsverlauf des Konzerns:

a) Konzernjahresergebnis durch neuerliche Belastungen der internationalen Luftfahrt negativ beeinflusst

b) Verbesserte Auftragslage aufgrund von höheren Auftragseingängen insbesondere bei Behördenprogrammen

c) Verkauf der MTU-Gruppe durch DCAG

zu a)

Die erneuten Belastungen der internationalen Luftfahrt durch die SARS-Krise, den Irak-Krieg sowie die Nachwirkungen der Terroranschläge vom 11. September 2001 haben im MTU-Konzern im Geschäftsjahr 2003 zu einer weiter abgeschwächten Nachfrage im zivilen Serien- und Instandsetzungsgeschäft geführt. Die daraus resultierende negative Umsatzentwicklung wurde durch die schwache US-$-Entwicklung noch verstärkt. Im Behördengeschäft war aufgrund von Verschiebungen beim Programm EJ200 ebenfalls ein Umsatzrückgang zu verzeichnen.

Das Ergebnis der gewöhnlichen Geschäftstätigkeit hat sich deshalb gegenüber der Vorperiode um EUR 143 Mio. (= 56 %) auf EUR 114 Mio. verringert. Diese Entwicklung beruht neben dem erwähnten Umsatzrückgang überwiegend darauf, dass im Vorjahr aufgrund des rückläufigen US-$-Wechselkurses die bestehenden Vorsorgen für Kurssicherungen nahezu vollständig ergebnisverbessernd aufgelöst werden konnten, während daraus im Berichtsjahr nur noch geringe Beträge wirkten. Zudem sind im Berichtsjahr bei der Muttergesellschaft MTU-M Belastungen für Personalrestrukturierungsmaßnahmen sowie höhere Entwicklungsaufwendungen für die Zukunftsprogramme GP7000 und PW6000 angefallen.

Bei den Vorsorgen für Risiken im Auftragsbestand waren analog zum Vorjahr Ergebnisentlastungen zu verzeichnen, nachdem diese kursbedingt weiter zurückgegangen sind.

Das Konzernergebnis vor Ergebnisabführung ist um EUR 130 Mio. auf EUR 67 Mio. gesunken. Nach Aufwendungen aus Ergebnisabführung an DCLRH (in Höhe des Überschusses der MTU-M von EUR 535 Mio.) ergibt sich ein Konzernergebnis (nach Ergebnisabführung) von EUR - 468 Mio.

The profit transfer includes gains arising at the level of MTU-M relating to the sale of real estate property and investments to other group companies. These gains were eliminated for consolidation purposes; their transfer to DCLRH has, however, significantly reduced the cash funds and shareholders' equity of the MTU Group.

re b)

Order-intake of the Group during the year under report increased compared to the previous year by 27 %. A sharp increase was recorded for military sector business in 2003 due to the receipt of the order for the TP400. It should be noted, however, that orders issued by governmental agencies often cover several years, so that order-intake in this sector is therefore necessarily prone to fluctuations.

Despite the weakness of the US-$, the order-intake for commercial-sector engine programs showed a positive trend (+ 13 %), mainly as a result of the higher level of orders for the PW2000, PW6000 and GP7000 engine programs.

Maintenance of commercial engines, by contrast, saw an decrease of 21 %.

Since order-intake was higher than net sales, the order-book at December 31, 2003 rose by 40 % to stand at EUR 3,059 million.

re c)

With effect from the new year the MTU Group companies were sold to Kohlberg, Kravis Roberts & Co (KKR) on the basis of a contract between DCAG and KKR, signed on November 20, 2003.

2. Future developments and risks threatening future developments

The group management report prepared by management contains the following key statements with regard to the future development of the Group and associated risks.

a) commercial-sector business to recover slightly and net sales from government sector to remain stable

b) risks affecting future development are seen in conjunction with exchange rate fluctuations, the cyclical pattern of demand for commercial series business and catastrophe situations

re a)

Incoming orders for commercial-sector business rose modestly during the year under report. The SARS crisis at the beginning of the year and the negative impact on international air-traffic volumes, again put a strain on the financial position of airlines. Based on the positive forecasts of

Die Ergebnisabführung beinhaltet im Wesentlichen bei der MTU-M aufgedeckte stille Reserven in den Immobilien und im Beteiligungsbesitz. Die Erträge aus dem gruppeninternen Verkauf sind im vorliegenden Konzernabschluss eliminiert; die Abführung dieser Erträge an die DCLRH hat jedoch die Liquidität und das Eigenkapital des Konzerns in erheblichem Umfang reduziert.

zu b)

Der Auftragseingang im Konzern ist im Berichtsjahr gegenüber dem vergleichbaren Vorjahreswert um 27 % gestiegen. Eine Zunahme war dabei insbesondere auf dem militärischen Sektor durch die im Berichtsjahr erfolgte Beauftragung der TP400 zu verzeichnen. Hierbei ist allerdings zu berücksichtigen, dass im Behördengeschäft mehrjährige Auftragsvergaben erfolgen und insofern Schwankungen im Auftragseingang zwangsläufig sind.

Bei den zivilen Triebwerksprogrammen hat sich trotz des schwachen US-$ ebenfalls eine steigende Tendenz (+ 13 %) ergeben, was vor allem auf den Anstieg bei den Triebwerksprogrammen PW2000, PW6000 und GP7000 zurückzuführen ist.

In der zivilen Instandsetzung war dagegen ein Rückgang um 21 % zu verzeichnen.

Nachdem der Auftragseingang über dem Umsatz lag, hat sich der Auftragsbestand zum Bilanzstichtag um 40 % auf EUR 3.059 Mio. erhöht.

zu c)

Mit Wirkung zum Jahreswechsel 31. Dezember 2003 wurden die MTU-Gesellschaften auf der Grundlage des am 20. November 2003 unterzeichneten Vertrages von DCAG an Kohlberg, Kravis Roberts & Co (KKR) veräussert.

2. Zukünftige Entwicklung und Risiken der künftigen Entwicklung

Der Konzernlagebericht der gesetzlichen Vertreter enthält unseres Erachtens folgende Kernaussagen zur künftigen Entwicklung und zu den Risiken der künftigen Entwicklung des Konzerns:

a) Leichte Erholung des Zivilgeschäfts und stabile Umsatzentwicklung im Behördengeschäft

b) Risiken der künftigen Entwicklung im Zusammenhang mit der Entwicklung der Wechselkurse, dem zyklischen Nachfrageverlauf im zivilen Seriengeschäft sowie mit Katastrophen

zu a)

Im Zivilgeschäft sind die Auftragseingänge im Berichtsjahr wieder moderat gestiegen. Die SARS-Krise zu Jahresbeginn und die negativen Auswirkungen auf das internationale Luftverkehrsaufkommen haben allerdings die wirtschaftlichen Verhältnisse der Airlines erneut belastet. Aufgrund der prognostizierten positiven Entwicklung der Volkswirtschaften geht die Muttergesellschaft

economists and own market observations, the parent company, MTU-M, believes that the low point for demand has been passed and that, in the short to medium term, cyclical demand for commercial engines and the demand for spare parts and maintenance business will recover. Any further weakening of US-$ could, however, pose a threat to this positive trend.

Based on the current order-book position for the military sector, management expects revenues to grow in conjunction with the start of series deliveries of the EJ200 and MTR390 engines; furthermore, the order for the TP400 guarantees utilization of production capacities for the coming years.

Orders on hand at the year-end ensure that revenues in the short and medium term are secure at a marginally higher level.

re b)

The existing exchange rate risks depend largely on the development of the US-$ exchange rate. The sub-group parent company, MTU-M, minimizes the exchange rate risk by entering into hedge contracts, as part of group-wide currency management arrangements, to cover foreign currency cash surpluses expected to be generated by operating activities. The sub-group's hedge contracts (mainly concluded on the basis of a strong US-$ exchange rate) extend into the year 2006, so that no significant exchange rate risk should arise.

As a result of the cyclical pattern of demand for commercial-sector series engines, and also as a consequence of unforeseeable events affecting international aviation, the MTU Group companies are exposed to the risk that revenues can suffer from specific engine order cancellations and general slumps in order-intake. Since several engine programs have now been running for long periods, the risks inherent in this situation are mitigated to some extent within the MTU Group by a trend away from series products to supporting existing markets where the demand for spare parts and maintenance work generally remains at a high level. The Executive Management of the parent company, MTU-M, is aware of these risks and counters the cyclical patterns by operating with a wide range of thrust classes and also by extending maintenance business in all sectors involving stationary and aviation turbines.

Furthermore, MTU Group companies are also exposed to the risks from fire, business interruption and aviation liabilities. In addition to other security measures, these risks are also covered by insurance policies and liability exemption declarations.

The financial information included in the management report relating to future periods is supported by the Company's forecasts. These forecasts have been made available to us and appear reasonable.

It can be stated in summary that the group management report taken as a whole provides an appropriate impression of the Group's economic situation and the risks associated with future development.

MTU-M im Rahmen ihrer Marktbeobachtung davon aus, dass damit der Nachfragetiefpunkt durchschritten ist und sich kurz- bis mittelfristig sowohl die zyklisch verlaufende Nachfrage nach zivilen Triebwerken als auch das Ersatzteil- und Instandhaltungsgeschäft erholen werden. Diese positive Tendenz kann allerdings durch eine weitere Abschwächung des US-$ gefährdet werden.

Auf dem militärischen Sektor wird dagegen basierend auf dem vorhandenen Auftragsbestand ein steigendes Umsatzvolumen im Zusammenhang mit dem Beginn der Serienlieferungen der Triebwerke EJ200 und MTR390 erwartet; zudem gewährleistet die TP400-Beauftragung die Auslastung der kommenden Jahre.

Der vorhandene Auftragsbestand sichert kurz- bis mittelfristig eine Umsatzentwicklung auf leicht erhöhtem Niveau.

zu b)

Die bestehenden Wechselkursrisiken betreffen überwiegend die Kursentwicklung des US-$. Die Muttergesellschaft MTU-M minimiert deshalb ihre Kursrisiken durch den Abschluss von Sicherungsgeschäften für die aus dem operativen Geschäft erwarteten Einzahlungsüberschüsse im Rahmen des konzerninternen Währungsmanagements. Die überwiegend auf der Grundlage eines starken US-$-Kurses geschlossenen Sicherungsgeschäfte reichen bis in das Jahr 2006 und es dürften deshalb keine materiell bedeutenden Kursrisiken entstehen.

Aufgrund des zyklischen Nachfrageverlaufs im zivilen Seriengeschäft als auch infolge von unvorhersehbaren, die internationale Luftfahrt beeinflussenden Ereignissen bestehen bei den Gesellschaften des MTU-Konzerns Umsatzrisiken durch mögliche Triebwerkstornierungen und Auftragseinbrüche. Im MTU-Konzern wird diese Entwicklung infolge des zunehmenden Anteils noch länger laufender Triebwerksprogramme durch eine Verlagerung vom Serien- zum Bestandsmarkt mit hohem Ersatzteil- und Instandsetzungsbedarf stetig abgemildert. Die Geschäftsführung der Muttergesellschaft MTU-M ist sich dieser Risiken bewusst und wirkt dem zyklischen Marktverlauf sowohl durch den breiten Schubklassenmix als auch durch den Ausbau des Instandsetzungsgeschäfts in allen Segmenten der stationären und fliegenden Turbinen entgegen.

Darüber hinaus könnte bei den Gesellschaften des MTU-Konzerns eine Bestandsgefährdung durch Feuer, Betriebsunterbrechung sowie aus der Luftfahrthaftpflicht entstehen. Zusätzlich zu den bestehenden Sicherheitsvorkehrungen sind derartige Risiken durch Versicherungen bzw. Haftungsfreistellungen abgesichert.

Die prospektiven Aussagen der Geschäftsführung im Lagebericht sind durch Planungsrechnungen unterlegt. Die uns vorgelegten Planungsrechnungen und die zugrundegelegten Annahmen erscheinen plausibel.

Zusammenfassend ist festzustellen, dass der Konzernlagebericht insgesamt eine zutreffende Vorstellung von der Lage des Konzerns vermittelt und die voraussichtliche Entwicklung sowie die Risiken der künftigen Entwicklung des Konzerns zutreffend darstellt.

C. Performance of the audit

I. The object of the audit

We have audited the consolidated financial statements and group management report for the year ended December 31, 2003 as well as the risk monitoring system set up by MTU group in analogy with § 91 of the German Stock Corporation Act (AktG). The preparation of the consolidated financial statements and group management report in accordance with German commercial law (§§ 290 et seq. HGB) as well as explanations and evidence provided to us are the responsibility of the group parent company's management. Our responsibility is to express an opinion on the consolidated financial statements and the group management report, based on our audit and the explanations and evidence provided to us.

Our audit of the consolidated financial statements only covers compliance with other legal regulations to the extent that these other legal regulations would normally affect the consolidated financial statements or the group management report.

II. Nature and scope of audit procedures

We conducted our audit of the consolidated financial statements in accordance with § 316 et seq. HGB and the generally accepted standards for the audit of financial statements as promulgated by the Institut der Wirtschaftsprüfer (IDW) [German Institute of Public Accountants]. Those standards require that we plan and perform the audit such that material misstatements affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with German accounting principles and in the group management report are detected with reasonable assurance. The effectiveness of the internal control system and the evidence supporting the disclosures in the consolidated financial statements and in the group management report are examined primarily on a test basis within the framework of the audit. The audit also includes an assessment of the individual company financial statements included in consolidated financial statements, the scope of the reporting entity, the accounting and consolidation principles used, the significant estimates made by management as well as of the overall presentation of the consolidated financial statements and group management report. We have confirmed that the financial statements of unaudited consolidated companies comply with applicable legal provisions and, in accordance with § 317 (3) sentence 1 HGB, have audited any adjustments required on consolidation. We believe that our audit provides a reasonable basis for our opinion.

We first of all defined our audit strategy on the basis of a risk and system-oriented audit approach. This is based on an assessment of the business environment, information provided by management on the main aims, strategies and business risks of the Group, analytical audit procedures in order to estimate the audit risks and to arrive at a preliminary understanding of the Group's situation a

C. Durchführung der Prüfung

I. Gegenstand der Prüfung

Wir haben den Konzernabschluss und den Konzernlagebericht sowie das in analoger Anwendung von § 91 AktG eingerichtete Risikofrüherkennungssystem der MTU-Gruppe, für das zum 31. Dezember 2003 endende Geschäftsjahr geprüft. Die Aufstellung von Konzernabschluss und Konzernlagebericht nach den deutschen handelsrechtlichen Vorschriften (§§ 290 ff. HGB) sowie die uns erteilten Aufklärungen und Nachweise liegen in der Verantwortung der Geschäftsführung des Mutterunternehmens. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung und der uns erteilten Aufklärungen und Nachweise ein Urteil über den Konzernabschluss und den Konzernlagebericht abzugeben.

Die Prüfung der Einhaltung anderer gesetzlicher Vorschriften gehört nur insoweit zu den Aufgaben der Konzernabschlussprüfung, als sich aus diesen anderen Vorschriften üblicherweise Rückwirkungen auf den Konzernabschluss oder den Konzernlagebericht ergeben.

II. Art und Umfang der Prüfungsdurchführung

Bei der Durchführung unserer Konzernabschlussprüfung haben wir die Vorschriften der §§ 316 ff. HGB und die vom Institut der Wirtschaftsprüfer (IDW) festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung beachtet. Danach ist die Prüfung so zu planen und durchzuführen, dass Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Konzernabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung und durch den Konzernlagebericht vermittelten Bildes der Vermögens-, Finanz- und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Im Rahmen der Prüfung werden die Wirksamkeit des internen Kontrollsystems sowie Nachweise für die Angaben in Konzernabschluss und Konzernlagebericht auf der Basis von Stichproben beurteilt. Die Prüfung umfasst die Beurteilung der Ordnungsmäßigkeit der in den Konzernabschluss einbezogenen Jahresabschlüsse, der Abgrenzung des Konsolidierungskreises, der angewandten Bilanzierungs- und Konsolidierungsgrundsätze und der wesentlichen Einschätzungen der gesetzlichen Vertreter sowie die Würdigung der Gesamtdarstellung des Konzernabschlusses und des Konzernlageberichts. Bei den in den Konzernabschluss einbezogenen ungeprüften Jahresabschlüssen haben wir die Übereinstimmung mit den gesetzlichen Vorschriften und die konsolidierungsbedingten Anpassungen gemäß § 317 Abs. 3 Satz 1 HGB geprüft. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unser Prüfungsurteil bildet.

Auf der Grundlage eines risiko- und systemorientierten Prüfungsansatzes haben wir zunächst eine Prüfungsstrategie erarbeitet. Diese basiert auf einer Einschätzung des Umfeldes des Konzerns, Auskünften der Geschäftsführung über die wesentlichen Ziele, Strategien und Geschäftsrisiken des Konzerns, analytischen Prüfungshandlungen zur Einschätzung von Prüfungsrisiken und zur vor-

preliminary assessment of the risk of significant misstatements in the financial statements arising from errors and violations, and a general assessment of the Group's internal control and risk management systems. Our findings with regard to the audits of the previous year's financial statements of the consolidated entities were also taken into account. In order to determine the main emphases of the audit, critical audit objectives were then identified and an audit program developed. This audit program defines the approach and main emphases of the group audit, as well as the nature and scope of the audit procedures. In parallel, the timing of the audit and the deployment of the staff are also planned.

The critical audit objectives identified in our group audit strategy resulted in the following main audit focuses:

- the scope of the reporting entity
- the appropriateness of the individual company financial statements included in the consolidated financial statements
- capital consolidation
- the audit of other consolidation procedures
- the reasonableness of the forecast data in the group management report

Audit evidence was obtained by performing systems and function tests, analytical review procedures and substantive testing of transactions.

Our approach to the assessment of the internal control system of the parent company and the consolidated companies is outlined as follows: Starting with external factors, the Company's objectives, its business strategy and control and monitoring processes at the company level, we then analyzed the business processes. In this second step of the process analysis, we evaluated if and to what extent the significant business risks which would impact on our audit risk were reduced by the design of the Company's operational processes and its control and monitoring systems.

We audited the annual financial statements at December 31, 2003 of all of the consolidated German companies. These audits were performed in accordance with the principles of §§ 316 et seq. HGB.

The financial statements of the non-German group companies, prepared in accordance with local provisions, were audited by KPMG firms in the respective countries. One non-German company, which is not material for the Group as a whole, was audited by a non-KPMG firm of auditors. The audits of the adjusted local financial statements of consolidated foreign subsidiaries were performed by the offices of KPMG partner firms using uniform auditing instructions (KPMG Audit Manual). A full restatement to German accounting principles was not performed on the grounds of materiality.

läufigen Beurteilung der Lage des Konzerns, einer vorläufigen Einschätzung des Risikos wesentlicher falscher Angaben im Konzernabschluss aufgrund von Unrichtigkeiten und Verstößen sowie einer grundsätzlichen Beurteilung des internen Kontrollsystems und Risikomanagements im Konzern. Es wurden auch unsere Feststellungen aus der vorangegangenen Jahresabschlussprüfung der einbezogenen Gesellschaften berücksichtigt. Zur Festlegung von Prüfungsschwerpunkten sind daraufhin kritische Prüfungsziele identifiziert und ein Prüfungsprogramm entwickelt worden. In diesem Prüfungsprogramm sind der Ansatz und die Schwerpunkte der Konzernprüfung sowie die Art und der Umfang der Prüfungshandlungen festgelegt. Dabei wird auch die zeitliche Abfolge der Prüfung und der Mitarbeitereinsatz geplant.

Die in unserer Prüfungsstrategie identifizierten kritischen Prüfungsziele führten zu folgenden Schwerpunkten der Konzernprüfung:

- Abgrenzung des Konsolidierungskreises
- Ordnungsmäßigkeit der in den Konzernabschluss einbezogenen Jahresabschlüsse
- Kapitalkonsolidierung
- Prüfung der übrigen Konsolidierungsmaßnahmen
- Plausibilität der prognostischen Angaben im Konzernlagebericht

Die Prüfungshandlungen zur Erlangung von Prüfungsnachweisen umfassten System- und Funktionstests, analytische Prüfungshandlungen sowie Einzelfallprüfungen.

Bei der Beurteilung des rechnungslegungsbezogenen internen Kontrollsystems des Mutterunternehmens und der einbezogenen Tochterunternehmen sind wir wie folgt vorgegangen: Ausgehend von den externen Faktoren, den Unternehmenszielen, der Geschäftsstrategie und den Steuerungs- und Überwachungsprozessen auf der Unternehmensebene analysierten wir anschließend die Geschäftsprozesse. In diesem zweiten Schritt der Prozessanalyse beurteilten wir, inwieweit die wesentlichen Geschäftsrisiken, die einen Einfluss auf unser Prüfungsrisiko haben, durch die Gestaltung der Betriebsabläufe und der Kontroll- und Überwachungsmaßnahmen vermindert wurden.

Die Jahresabschlüsse zum 31. Dezember 2003 der in den Konzernabschluss einbezogenen inländischen Tochterunternehmen haben wir geprüft. Die Prüfungen erfolgten nach den Grundsätzen der §§ 316 ff. HGB.

Im Ausland wurden die nach den jeweiligen landesrechtlichen Vorschriften aufgestellten Jahresabschlüsse durch die KPMG-Gesellschaften in den einzelnen Ländern geprüft. In einem Ausnahmefall erfolgte die Prüfung bei einer Gesellschaft von untergeordneter Bedeutung durch einen fremdem Abschlussprüfer. Die Prüfung der dem Konzernabschluss zugrunde gelegten Abschlüsse ausländischer Tochterunternehmen führten die ausländischen KPMG-Partnergesellschaften unserer Gesellschaft nach einheitlichen Prüfungsanweisungen sowie -grundsätzen (KPMG Audit Manual) durch. Auf eine vollständige Überleitung hinsichtlich Bewertung auf die deutschen handelsrechtlichen Vorschriften wurde aus Wesentlichkeitsgründen verzichtet.

The understanding gained from our audit of the internal control system was then taken into account in selecting analytical audit procedures and substantive audit testing.

We carried out our audit in January 2004 (up to January 28, 2004).

All the information and supporting documentation requested by us have been provided. The legal representatives of the group parent company and of subsidiaries fulfilled the duties stipulated by § 320 (3) HGB (presentation of relevant statements and information). The Executive Management of the group parent company has supplied us with a representation letter confirming the completeness of the consolidated financial statements and group management report.

Die Erkenntnisse der Prüfung des internen Kontrollsystems wurden bei der Auswahl der analytischen Prüfungshandlungen und der Einzelfallprüfungen berücksichtigt.

Wir haben die Prüfung im Monat Januar 2004 (bis zum 28. Januar 2004) durchgeführt.

Alle von uns erbetenen Aufklärungen und Nachweise sind erteilt worden. Den in § 320 Abs. 3 HGB geregelten Vorlage-, Duldungs- und Auskunftspflichten sind die gesetzlichen Vertreter des Mutterunternehmens und der Tochterunternehmen nachgekommen. Die Geschäftsführung des Mutterunternehmens hat uns die Vollständigkeit des Konzernabschlusses und des Konzernlageberichts schriftlich bestätigt.

D. Findings concerning the overall meaningfulness of the group accounting and reporting

I. Group reporting entity and reporting date

The group reporting entity has been appropriately determined and disclosed in the notes to the consolidated financial statements (separate List of Investments pursuant to § 313 (2) HGB). Accounting rules relating to non-inclusion of subsidiaries (§§ 295, 296 HGB), proportionate consolidation (§ 310 HGB) and the use of at equity accounting (§ 311 HGB) have been complied with. The materiality criteria applied in the previous year to determine the scope of the reporting entity are unchanged.

The group reporting entity comprises, in addition to MTU-M, four German and four non-German companies.

The changes to the group reporting entity compared to the previous year were as follows:

- during the year under report, MTU-M acquired the remaining 30 % of the shares in MTU-C, so that the latter became a 100 % subsidiary.
- effective July 31, 2003, MTU-AED and MTU-AEC were merged into MTU-AENA.
- as a result of the merger of DCR into MTU Bet in 2003 and the subsequent merger of that company into MTU-M, consolidation of the investment in DCR using the equity method no longer applied.

Comparability with the previous year is not significantly impaired by these changes.

Three subsidiaries of MTU-M were not consolidated, namely

- one German subsidiary which serves as the vehicle for a pension plan, the assets of which are tied; the ability of the group parent company to control these assets and the decisions of the management of that entity are permanently restricted;
- two subsidiaries which, individually and on an aggregated basis, are not material for the fair presentation of the Group's net assets, financial position and results of operations.

The investments in associated companies accounted for using the equity method relate to the investments in CSC and MTU Zhuhai.

D. Feststellungen zur Konzernrechnungslegung

I. Konsolidierungskreis und Konzernabschlussstichtag

Der Kreis der in den Konzernabschluss einbezogenen Unternehmen ist zutreffend ermittelt und im Konzernanhang (Aufstellung des Anteilsbesitzes gemäß § 313 Abs. 2 HGB) dargestellt. Die Vorschriften zur Nichteinbeziehung (§§ 295, 296 HGB), zur Quotenkonsolidierung (§ 310 HGB) und zur Equity-Bilanzierung (§ 311 HGB) wurden beachtet. Bei der Abgrenzung des Konsolidierungskreises sind die im Vorjahr angewendeten Wesentlichkeitsmaßstäbe unverändert angewendet worden.

Neben der MTU-M umfasst der Kreis der konsolidierten Gesellschaften vier inländische und vier ausländische Gesellschaften.

Gegenüber dem Vorjahr haben sich folgende Änderungen im Konsolidierungskreis ergeben:

- Die MTU-M hat im Berichtsjahr die restlichen 30 % der Anteile an der MTU-C erworben, so dass diese nunmehr eine hundertprozentige Tochtergesellschaft ist.

- Zum 31. Juli 2003 wurden die MTU-AED sowie die MTU-AEC auf die MTU-AENA verschmolzen.

- Aufgrund der im Berichtsjahr erfolgten Verschmelzung der DCR mit der MTU Bet sowie der anschließenden Verschmelzung dieser Gesellschaft mit der MTU-M entfällt die Konsolidierung der bisher nach der Equity-Methode bewerteten Beteiligung an der DCR.

Die Vergleichbarkeit mit dem Vorjahr ist durch diese Veränderungen nicht wesentlich beeinträchtigt.

Nicht in den Konzernabschluss einbezogen sind insgesamt drei Tochterunternehmen der MTU-M; dabei handelt es sich um

- ein inländisches Tochterunternehmen, das Träger der Altersversorgung und dessen Vermögen zweckgebunden ist; die Ausübung der Rechte des Mutterunternehmens in Bezug auf das Vermögen und die Geschäftsführung ist bei diesem Tochterunternehmen nachhaltig beeinträchtigt;

- zwei Tochterunternehmen, die --einzeln und insgesamt-- für die Vermittlung eines den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage des Konzerns von untergeordneter Bedeutung sind.

Die nach der Equity-Methode bewerteten assoziierten Unternehmen umfassen die Beteiligung an CSC und MTU Zhuhai.

The group reporting date corresponds to the financial year-end of the group parent company. None of the significant subsidiaries have divergent financial year-ends.

The carrying amount of the investments in associated companies (based on the Group's share of equity at the reporting date), were in the case of MTU Zhuhai, financial statements at December 31, 2003 and in the case of CSC, financial statements at November 30, 2003.

II. Appropriateness of the separate entity financial statements included in the consolidated financial statements

The financial statements included in the consolidated financial statements were audited by us, or in one case, by other external auditors. The financial statements of all significant consolidated entities were issued with unqualified audit reports. The separate entity financial statements have been restated properly, where appropriate, to group accounting policies (HB II). Insignificant accounting policy adjustments were not applied to non-German group companies on the grounds of immateriality.

III. Consolidated financial statements

The consolidated financial statements for the year ended December 31, 2003 presented to us for audit have been derived properly from the separate financial statements of group companies. All consolidation entries brought forward from the previous year were rolled forward appropriately. Consolidation methods applied comply with the provisions of German accounting law and are complete and accurate disclosed in the notes to the consolidated financial statements.

The consolidated balance sheet and consolidated income statement have been prepared in accordance with the provisions of §§ 290 HGB et seq. including generally accepted accounting principles.

The mandatory disclosures presented in the notes to the consolidated financial statements are complete and appropriate.

The group cash flow statement and the statement of changes in group equity have been prepared properly.

IV. Group Management Report

The group management report prepared by management complies with German legal provisions. The group management report is consistent with the consolidated financial statements and our audit findings. It presents an appropriate impression of the Group's financial situation. As a result of our audit, we conclude that the group management report suitably presents the risks of future development, and that the disclosures required by § 315 (2) HGB are complete and accurate.

Der Konzernabschlussstichtag entspricht dem Abschlussstichtag des Mutterunternehmens. Wesentliche Tochterunternehmen mit abweichendem Abschlussstichtag gibt es nicht.

Grundlage für den Ansatz assoziierter Unternehmen mit dem anteiligen Eigenkapital waren für MTU Zhuhai der Abschluss zum 31. Dezember 2003 sowie für CSC derjenige zum 30. November 2003.

II. Ordnungsmäßigkeit der in den Konzernabschluss einbezogenen Abschlüsse

Die in den Konzernabschluss einbezogenen Abschlüsse sind von uns bzw. in einem Fall von einem anderen Abschlussprüfer geprüft worden. Alle wesentlichen einbezogenen Abschlüsse sind uneingeschränkt bestätigt worden. Die ggf. notwendige Anpassung der Abschlüsse an die im Konzern geltenden Bilanzierungs- und Bewertungsrichtlinien (HBII) ist ordnungsgemäß vorgenommen worden. Unwesentliche Bewertungsanpassungen bei ausländischen Konzerngesellschaften wurden wegen Geringfügigkeit nicht vorgenommen.

III. Konzernabschluss

Der uns zur Prüfung vorgelegte Konzernabschluss zum 31. Dezember 2003 wurde ordnungsmäßig aus den Jahresabschlüssen der konsolidierten Unternehmen abgeleitet. Alle Konsolidierungsbuchungen wurden zutreffend fortgeführt. Die angewendeten Konsolidierungsmethoden entsprechen den gesetzlichen Vorschriften; sie sind im Konzernanhang vollständig und zutreffend dargestellt.

Die Konzernbilanz und Konzerngewinn- und -verlustrechnung sind nach den Vorschriften der §§ 290 ff. HGB einschließlich der Grundsätze ordnungsmäßiger Buchführung aufgestellt.

Die im Konzernanhang gesetzlich geforderten Angaben sind vollständig und zutreffend.

Die Kapitalflussrechnung und die Entwicklung des Konzern-Eigenkapitals sind ordnungsmäßig aufgestellt.

IV. Konzernlagebericht

Der Konzernlagebericht der Geschäftsführung entspricht den gesetzlichen Vorschriften. Der Konzernlagebericht steht im Einklang mit dem Konzernabschluss sowie mit den von uns bei der Prüfung gewonnenen Erkenntnissen. Er vermittelt insgesamt eine zutreffende Vorstellung von der Lage des Konzerns. Unsere Prüfung hat zu dem Ergebnis geführt, dass im Konzernlagebericht die wesentlichen Risiken der künftigen Entwicklung zutreffend dargestellt sind, und dass die Angaben nach § 315 Abs. 2 HGB vollständig und zutreffend sind.

E. Assessment of the overall meaningfulness of the consolidated financial statements

I. Significant accounting policies and changes in accounting policies

The following accounting policy options have been applied in the consolidated financial statements:

- where income from public sector grants relates to specific items of property, plant and equipment, it is offset by MTU-BB against the acquisition cost of the related assets. Where the grants relate to pool items, they are recognized immediately as income.

Measurement bases are unchanged from the previous year; they are described in the notes to consolidated financial statements in the section on "Accounting Policies". In the following section, we report on the effect of the selected accounted policies and the use of discretionary financial measures.

The following valuation and consolidation options have been applied consistently in 2002 and 2003:

- The manufacturing cost of work in progress comprises the cost of raw materials and sup-plies, purchased and manufactured components, measured at weighted average prices. The cost of purchased services is included on the basis of actual purchase prices. Labor is included on the basis of actual cost. Manufacturing overheads, machine set-up and material overheads are included on the basis of hourly rates, computed at the level required for German tax purposes (i.e. excluding overhead costs which are not required to be recognized as a cost component for German tax purposes). For accounting purposes, it would have been possible under German rules, to measure inventories at direct cost . The measurement basis selected, however, also takes account of tax requirements. Measuring inventories at direct cost would give rise to a lower carrying amount for work in progress.

- Differences arising on the elimination of intergroup balances were recorded as income or expense.

- Deferred tax assets in accordance with § 274 (2) HGB were not recognized.

- Goodwill on consolidation is amortized over a period of 15 years in accordance with § 309 (1) HGB.

- Balance sheet items in the foreign currency financial statements of consolidated group companies are translated, as a general rule, at the closing exchange rate. Income and expense items in the income statement are translated using average quarterly rates.

E. Stellungnahme zur Gesamtaussage des Konzernabschlusses

I. Wesentliche Bewertungsgrundlagen und wesentliche Änderungen in den Bewertungsgrundlagen

Im Konzernabschluss sind folgende Ansatzwahlrechte ausgeübt:

- Öffentlich gewährte Investitionszuschüsse werden von der MTU-BB anschaffungskostenmindernd behandelt, soweit es sich bei den geförderten Gütern um Gegenstände des Sachanlagevermögens handelt. Soweit die Investitionszuschüsse Poolteile betreffen, erfolgt dagegen eine sofortige ergebniswirksame Vereinnahmung der Zuschüsse.

Die Bewertungsgrundlagen des Vorjahres sind unverändert beibehalten; sie sind im Konzernanhang unter "Bilanzierung und Bewertung" erläutert. Im Folgenden berichten wir über ausgewählte Bewertungsgrundlagen und die Ausnutzung von Ermessensspielräumen.

Im Berichtsjahr sind unverändert zum Vorjahr folgende Bewertungswahlrechte sowie Wahlrechte im Rahmen der Konsolidierung in Anspruch genommen worden:

- Bei den Vorräten gehen in die Herstellungskosten der unfertigen Erzeugnisse die Roh-, Hilfs- und Betriebsstoffe sowie die Kauf- und Hausteile zu gewogenen Durchschnittspreisen und die Fremdleistungen zu Einstandspreisen ein. Der Fertigungslohn wird nach effektivem Anfall, die Fertigungsgemeinkosten und die Arbeitsvorbereitungs- und Materialgemeinkosten werden mit differenzierten Verrechnungssätzen, die um die nicht aktivierungspflichtigen Gemeinkostenbestandteile auf steuerliche Herstellkosten zurückgeführt werden, erfasst. Handelsrechtlich wäre auch eine Bewertung ausschließlich mit den Einzelkosten zulässig, die gewählte Bewertung wird zugleich den steuerlichen Erfordernissen gerecht. Bei einem Ansatz ausschließlich zu Einzelkosten würde sich ein niedrigerer Bilanzwert der unfertigen Erzeugnisse ergeben.

- Differenzen aus der Schuldenkonsolidierung werden erfolgswirksam behandelt.

- Aktive latente Steuern nach § 274 Abs. 2 HGB werden nicht angesetzt.

- Aktivierte Geschäfts- oder Firmenwerte nach § 309 Abs. 1 HGB werden innerhalb von 15 Jahren abgeschrieben.

- Die Umrechnung der in fremder Währung aufgestellten Abschlüsse der in die Konsolidierung einbezogenen Auslandsgesellschaften erfolgte für die Bilanzposten grundsätzlich zu Stichtagskursen. In der Gewinn- und Verlustrechnung werden die Aufwendungen und Erträge mit den Quartalsdurchschnittskursen umgerechnet. Der Unterschied zwischen Stichtags- und Quartalsdurchschnittskursen wurde mit dem Eigenkapital verrechnet.

Within the consolidated balance sheet, accounting options relating to pension provisions and provisions for risks in the order-book have been exercised as follows:

- Risks relating to commercial-sector business and maintenance contracts are computed by comparing expected proceeds with costs incurred up to the balance sheet date plus costs to complete, all at the level of manufacturing cost, based on the order book status at the reporting date. As a general principle, the order-book comprises all firm orders and, in the case of commercial-sector series business, options for which the likelihood of exercise is high. At the balance sheet date, as in the previous year, the assessment of the exercise of options and binding offers take account of the on-going difficult financial situation of the airlines involved.

- The pension provisions of German group companies were computed on the basis of the German "Teilwert" method as required by § 6a German Income Tax Act (EStG) and using a fixed discount factor of 6 % and the biometric tables of Dr. Klaus Heubeck issued in 1998. The discount factor used is not based on market interest rates.

- Direct pension commitments of non-German group companies were computed in accordance with local rules and included in the consolidated financial statements at these levels.

- The accruals for liability risks from commercial-sector engine programs have, in the past, been recognized using country-specific percentages (similar to accounts receivable) or individually, based of amounts notified to group entities by cooperation partners. For the year under report, due to the fact that information had not been received from one of the cooperation partners, the accrued amounts were computed by applying a flat-rate of 5 % to the liability amounts.

II. Discretionary financial measures taken

- In the year under report, MTU-H initially purchased one engine, which, in conjunction with a sale and leaseback agreement, it has sold and leased back. This transaction did not give rise to any gains or losses on sale; future financial commitments from this (operating) lease amount to EUR 6.3 million at the balance sheet date.

- Additional paid-in capital balance pursuant § 272 (4) HGB, recorded in the books of MTU-M, was released in full and distributed to shareholders; this resulted in a cash outflow of EUR 14 million.

Im Konzernabschluss ist der Ermessenspielraum bei der Ermittlung der Pensionsrückstellungen sowie der Risiken im Auftragsbestand wie folgt ausgeübt:

- Die Risiken aus dem zivilen Seriengeschäft sowie aus den Maintenance-Aufträgen sind durch Gegenüberstellung der voraussichtlich zu erzielenden Erlöse und der bis zum Bilanzstichtag angefallenen sowie der noch zu erwartenden Herstellungskosten unter Zugrundelegung des Auftragsbestands zum Bilanzstichtag ermittelt worden. Der Auftragsbestand umfasst grundsätzlich sämtliche vorliegenden Festbestellungen sowie im zivilen Seriengeschäft auch diejenigen Optionen, mit deren Ausübung mit hoher Wahrscheinlichkeit zu rechnen ist. Zum Bilanzstichtag wurde wie im Vorjahr bei der Einschätzung der Ausübung von Optionen und bindenden Angeboten der anhaltend schwierigen Situation der Airlines Rechnung getragen.

- Die Rückstellungen für Pensionen bei den inländischen Konzerngesellschaften wurden für handelrechtliche Zwecke nicht unter Berücksichtigung eines marktüblichen Zinssatzes sondern auf Basis des Teilwertverfahrens im Sinne von § 6a EStG unter Zugrundelegung eines Rechnungszinsfußes von 6 % sowie der Richttafeln 1998 von Dr. Klaus Heubeck ermittelt.

- Unmittelbare Versorgungszusagen bei ausländischen Konzerngesellschaften sind nach landesrechtlichen Vorschriften ermittelt und in den Konzernabschluss übernommen worden.

- Die Rückstellungen für Haftungsrisiken aus zivilen Triebwerksprogrammen wurden bisher analog der Forderungsbewertung mit länderspezifischen Prozentsätzen oder individuell auf der Grundlage der von Kooperationspartnern einzeln gemeldeten Haftungsbeträge gebildet. Im Berichtsjahr wurden aufgrund fehlender Detailinformationen eines Kooperationspartners die entsprechenden Vorsorgen pauschal in Höhe von 5 % des jeweiligen Haftungsbetrages gebildet.

II. Sachverhaltsgestaltende Maßnahmen

- Die MTU-H hat im Berichtsjahr ein Triebwerk im Rahmen eines sale and leaseback-Geschäfts zunächst gekauft, anschließend verkauft und wieder zurückgeleast. Aus dieser Transaktion hat sich im Berichtsjahr kein Veräußerungsgewinn bzw. -verlust ergeben; die zukünftigen finanziellen Verpflichtungen aus diesem Operating-Leasingverhältnis belaufen sich auf EUR 6,3 Mio.

- Die bei der MTU-M bestehende Kapitalrücklage gemäß § 272 Abs. 4 HGB wurde im Berichtsjahr in voller Höhe aufgelöst und an die Gesellschafter ausgeschüttet; dadurch ergab sich ein Liquiditätsabfluss in Höhe von EUR 14 Mio.

- During the year under report, MTU-M sold most of its real estate property and its major investments in Germany to other group companies and thus generated a tax-exempt profit of EUR 488 million. The gains from these sales to other group companies have been eliminated for consolidation purposes. They have, however, had a significant impact on the level of profits transferred by MTU-M under the existing Profit and Loss Transfer Agreement.

III. Conclusion on the overall meaningfulness of the consolidated financial statements

The accounting policy options applied in the consolidated financial statements at December 31, 2003 correspond, in like situations, to those used in the previous year.

The consolidated financial statements include a number of significant areas of judgment, described in detail in section E.I. of this report, which take account of forward-looking figures and estimates. The overall effect of these areas on the fair presentation of the consolidated financial statements cannot be quantified definitively since representative comparable amounts cannot be determined.

The discretionary financial measures described in section E.II. of this report have, overall, reduced the liquidity of the Group significantly.

Having considered the accounting policies and discretionary financial measures described above, we come to the conclusion that the consolidated financial statements give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with German accounting principles.

- Die MTU-M hat im Berichtsjahr den überwiegenden Teil ihres Immobilienbesitzes sowie die wesentlichen inländischen Beteiligungen konzernintern veräussert und dabei stille Reserven in Höhe von insgesamt EUR 488 Mio. steuerfrei aufgedeckt. Die Erträge aus dem gruppeninternen Verkauf sind im Konzernabschluss eliminiert worden, haben jedoch die Ergebnisabführung der MTU-M deutlich positiv beeinflusst.

III. Feststellung zur Gesamtaussage des Konzernabschlusses

Die bei der Aufstellung des Konzernabschlusses zum 31. Dezember 2003 ausgeübten Bilanzierungs- und Bewertungswahlrechte entsprechen --bei gleichen Sachverhalten-- denjenigen des Vorjahres.

Der Konzernabschluss enthält einige wesentliche, im Berichtsabschnitt E.I. einzeln dargestellte Ermessensspielräume, die auf die Notwendigkeit von Prognosen und Schätzungen zurückzuführen sind. Ihre Gesamtwirkung auf die Gesamtaussage des Konzernabschlusses kann mangels Bestimmbarkeit repräsentativer Vergleichswerte nicht eindeutig quantifiziert werden.

Die im Berichtsabschnitt E.II. benannten sachverhaltsgestaltenden Maßnahmen haben insgesamt zu einer deutlichen Reduzierung der Liquidität des Konzerns beigetragen.

In Gesamtwürdigung der zuvor beschriebenen Bewertungsgrundlagen und sachverhaltsgestaltenden Maßnahmen sind wir der Überzeugung, dass der Konzernabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der Gesellschaft vermittelt.

F. Independent Auditors' Report

We have issued the following unqualified auditors' report as shown in Appendix 7:

"Independent Auditors' Report

We have audited the consolidated financial statements and group management report of MTU Aero Engines GmbH, Munich, for the year ended December 31, 2003. The preparation of the consolidated financial statements and group management report in accordance with German commercial law is the responsibility of the Executive Management of the group parent company. Our responsibility is to express an opinion on the consolidated financial statements and the group management report, based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB and the generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that material misstatements affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with German accounting principles and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the internal control system relating to the accounting system and the evidence supporting the disclosures in the consolidated financial statements and in the group management report are examined primarily on a test basis within the framework of the audit. The audit also includes an assessment of the individual company financial statements included in consolidated financial statements, the scope of the reporting entity, the accounting and consolidation principles used, the significant estimates made by management as well as of the overall presentation of the consolidated financial statements and group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

F. Bestätigungsvermerk

Den uneingeschränkten Bestätigungsvermerk gemäß Anlage 7 haben wir wie folgt erteilt:

"Bestätigungsvermerk des Abschlussprüfers

Wir haben den von der MTU Aero Engines GmbH, München, aufgestellten Konzernabschluss und den Konzernlagebericht für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2003 geprüft. Die Aufstellung von Konzernabschluss und Konzernlagebericht nach den deutschen handelsrechtlichen Vorschriften liegt in der Verantwortung der Geschäftsführung der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Konzernabschluss und den Konzernlagebericht abzugeben.

Wir haben unsere Konzernabschlussprüfung nach § 317 HGB unter Beachtung der vom Institut der Wirtschaftsprüfer (IDW) festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Konzernabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung und durch den Konzernlagebericht vermittelten Bildes der Vermögens-, Finanz- und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld des Konzerns sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Wirksamkeit des rechnungslegungsbezogenen internen Kontrollsystems sowie Nachweise für die Angaben in Konzernabschluss und Konzernlagebericht überwiegend auf der Basis von Stichproben beurteilt. Die Prüfung umfasst die Beurteilung der Jahresabschlüsse der in den Konzernabschluss einbezogenen Unternehmen, der Abgrenzung des Konsolidierungskreises, der angewandten Bilanzierungs- und Konsolidierungsgrundsätze und der wesentlichen Einschätzungen der gesetzlichen Vertreter sowie die Würdigung der Gesamtdarstellung des Konzernabschlusses und des Konzernlageberichts. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Unsere Prüfung hat zu keinen Einwendungen geführt.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with German accounting principles. On an overall basis, the group management report provides a suitable understanding of the Group's position and suitably presents the risks of future development.

Munich, January 28, 2004

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

signed Höfer Wirtschaftsprüfer

signed Harrieder Wirtschaftsprüfer"

Munich, January 28, 2004

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Höfer
Wirtschaftsprüfer

Harrieder
Wirtschaftsprüfer

If the consolidated financial statements and/or group management report are published or made available to third parties in a version other than the one on which we have issued our audit opinion (including translations into other languages) it is necessary to obtain our written agreement, in such cases where our audit opinion is quoted or where a reference is made to our audit; we refer in particular to § 328 of the German Commercial Code.

Nach unserer Überzeugung vermittelt der Konzernabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage des Konzerns. Der Konzernlagebericht gibt insgesamt eine zutreffende Vorstellung von der Lage des Konzerns und stellt die Risiken der künftigen Entwicklung zutreffend dar.

München, den 28. Januar 2004

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

gez. Höfer — gez. Harrieder
Wirtschaftsprüfer — Wirtschaftsprüfer"

München, den 28. Januar 2004

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

KPMG DEUTSCHE TREUHAND-GESELLSCHAFT AKTIENGESELLSCHAFT WIRTSCHAFTSPRÜFUNGSGESELLSCHAFT - BERLIN UND FRANKFURT a. M. - WIRTSCHAFTS-PRÜFUNGS-GESELLSCHAFT SIEGEL

Höfer — Harrieder
Wirtschaftsprüfer — Wirtschaftsprüfer

Bei Veröffentlichungen oder Weitergabe des Konzernabschlusses und/oder des Konzernlageberichts in einer von der bestätigten Fassung abweichenden Form (einschließlich der Übersetzung in andere Sprachen) bedarf es zuvor unserer erneuten Stellungnahme, sofern hierbei unser Bestätigungsvermerk zitiert oder auf unsere Prüfung hingewiesen wird; wir weisen insbesondere auf § 328 HGB hin.

Appendices

A n l a g e n

KPMG

Appendices

KPMG

Anlagen

MTU Aero Engines GmbH - Consolidated Balance Sheet

Thousands of Euro

	Notes	December 31, 2003		December 31, 2002
ASSETS				
Non-current assets				
Intangible assets	(1)	47.575		54.380
Property, plant and equipment, net	(2)	212.771		208.348
Financial assets	(3)	45.897		281.995
			306.243	544.723
Current assets				
Inventories	(4)	419.773		445.099
Advance payments received	(5)	-288.053		-255.129
		131.720		189.970
Receivables	(6)	316.309		696.548
Other assets	(7)	20.495		13.379
Cash and cash equivalents	(8)	4.633		14.246
			473.157	914.143
Prepaid expenses and deferred taxes	(9)		5.985	3.610
			785.385	1.462.476

	Notes	December 31, 2003		December 31, 2002
SHAREHOLDER'S EQUITY AND LIABILITIES				
Sharholder's Equity				
Capital stock	(10)	80.068		80.068
Additional paid-in capital	(11)	0		13.559
Retained earnings	(12)	-501.918		-22.280
			-421.850	71.347
Accrued liabilities				
Accrued pension liabilities	(13)	255.373		234.653
Other accrued liabilities	(14)	596.700		691.751
			852.073	926.404
Liabilities				
Advance payments received	(15)	34		69.970
Financial liabilities	(16)	12.171		11.974
Trade liabilities	(17)	179.608		207.161
Other liabilities	(18)	163.349		175.607
			355.162	464.712
Deferred income			0	13
			785.385	1.462.476

MTU Aero Engines GmbH - Konzernbilanz

in Tausend Euro

	Anhang	Stand am 31.12.2003		Stand am 31.12.2002
AKTIVA				
Anlagevermögen				
Immaterielle Vermögensgegenstände	(1)	47.575		54.380
Sachanlagen	(2)	212.771		208.348
Finanzanlagen	(3)	45.897		281.995
			306.243	544.723
Umlaufvermögen				
Vorräte	(4)	419.773		445.099
Erhaltene Anzahlungen	(5)	-288.053		-255.129
		131.720		189.970
Forderungen	(6)	316.309		696.548
Sonstige Vermögensgegenstände	(7)	20.495		13.379
Zahlungsmittel	(8)	4.633		14.246
			473.157	914.143
Rechnungsabgrenzungsposten und Latente Steuern	(9)		5.985	3.610
			785.385	1.462.476
PASSIVA				
Eigenkapital				
Gezeichnetes Kapital	(10)	80.068		80.068
Kapitalrücklage	(11)	0		13.559
Gewinnrücklagen	(12)	-501.918		-22.280
			-421.850	71.347
Rückstellungen				
Rückstellungen für Pensionen				
Übrige Rückstellungen	(13)	255.373		234.653
	(14)	596.700		691.751
			852.073	926.404
Verbindlichkeiten				
Erhaltene Anzahlungen auf Bestellungen	(15)	34		69.970
Finanzverbindlichkeiten	(16)	12.171		11.974
Verbindlichkeiten aus Lieferungen und Leistungen	(17)	179.608		207.161
Übrige Verbindlichkeiten	(18)	163.349		175.607
			355.162	464.712
Rechnungsabgrenzungsposten			0	13
			785.385	1.462.476

MTU Aero Engines GmbH - Consolidated Statement of Income 2003

Thousands of Euro

	Notes	2003	2002
Revenues	(19)	1.939.982	2.296.861
Cost of sales	(20)	1.699.781	1.980.258
Gross margin		240.201	316.603
Selling expenses	(21)	81.389	73.704
General administrative expenses	(22)	49.510	44.569
Other operating income	(23)	99.133	170.152
Other operating expenses	(24)	93.777	126.004
Financial result	(25)	-768	14.445
Income from ordinary activities		113.890	256.923
Extraordinary income	(26)	2.337	0
Extraordinary items, net		2.337	0
Income taxes	(27)	49.460	59.739
Net income before profit and loss transfer agreement		66.767	197.184
Expense for profit transfer	(28)	535.124	220.098
Loss after profit and loss transfer agreement		-468.357	-22.914
Translation differences		356	3.054
Transfer from retained earnings		468.001	19.860
Transfer from additional-paid-in-capital		13.559	0
Distribution of additional-paid-in-capital		13.559	0
Unappropriated profit of MTU Aero Engines		0	0

MTU Aero Engines GmbH - Konzern-Gewinn- und Verlustrechnung

in Tausend Euro

	Anhang	2003	2002
Umsatzerlöse	(19)	1.939.982	2.296.861
Umsatzkosten	(20)	1.699.781	1.980.258
Bruttoergebnis vom Umsatz		240.201	316.603
Vertriebskosten	(21)	81.389	73.704
Allgemeine Verwaltungskosten	(22)	49.510	44.569
Sonstige betriebliche Erträge	(23)	99.133	170.152
Sonstige betriebliche Aufwendungen	(24)	93.777	126.004
Finanzergebnis	(25)	-768	14.445
Ergebnis der gewöhnlichen Geschäftstätigkeit		113.890	256.923
Außerordentliche Erträge	(26)	2.337	0
Außerordentliches Ergebnis		2.337	0
Steuern vom Einkommen und vom Ertrag	(27)	49.460	59.739
Überschuss vor Ergebnisabführung		66.767	197.184
Aufwendungen aufgrund eines Ergebnisabführungsvertrages	(28)	535.124	220.098
Fehlbetrag nach Ergebnisabführung		-468.357	-22.914
Währungsdifferenzen		356	3.054
Entnahmen aus den Gewinnrücklagen		468.001	19.860
Entnahmen aus der Kapitalrücklage		13.559	0
Ausschüttung Kapitalrücklage		13.559	0
Bilanzgewinn der MTU Aero Engines		0	0

Basis of preparation

The consolidated financial statements, consisting of consolidated balance sheet, consolidated statement of income, consolidated statement of changes in equity and consolidated statement of cash flow, have been prepared in accordance with the accounting provisions of the German Commercial Code and are shown in thousands of Euro (T€), with the exception of sales figures, which are disclosed in millions of Euro (M €). Items aggregated in the balance sheet and statement of income are shown separately in the Notes and explained where necessary.

Accounting Policies

Accounting policies are unchanged from the previous year. Assets and liabilities reported in the consolidated balance sheet are, where circumstances are identical throughout the Group, valued uniformly in line with the accounting policies of the parent company.

Intangible assets are stated at acquisition cost less scheduled depreciation. Goodwill on consolidation, resulting from an extension to the Group, is amortized on a straight-line basis over a period of 15 years.

Property, plant and equipment are valued initially at acquisition or manufacturing cost. Manufacturing cost comprises direct costs as well as attributable material and manufacturing overheads, including depreciation. Repair expenses are charged directly to the statement of income in the period in which they are incurred. Property, plant and equipment are removed from the consolidated balance sheet on disposal.

Property, plant and equipment are depreciated systematically using useful lives which comply with German tax rules. Depreciation commences from the date on which the relevant asset ready for service.

Scheduled depreciation on property, plant and equipment is based normally on the following useful lives:

	%	Years
Buildings	2% - 4%	25 - 50
Light-weight constructions	10%	10
Site improvements	5% - 10%	10 - 20
Technical equipment and machinery	10% - 20%	5 - 10
Other facilities, factory and office equipment	6% - 33%	3 - 15

Depreciation on buildings is computed using the maximum rates permitted for German tax purposes.

Movable assets which have a useful life of six years or more are depreciated using the reducing balance method. Depreciation reverts to the straight-line method as soon as spreading the net book value over the remaining useful life leads to a higher depreciation expense.

In accordance with tax simplification rules, items acquired during the first half of the year are subject to a full-year's depreciation expense and items acquired during the second half of the year are subject to a half-year's depreciation expense. Low value assets with acquisition cost up to 410,00 EURO are expensed in full in the year of acquisition.

Investments in non-consolidated companies, related companies and other financial assets are valued at cost, or in the case of impairment, at their lower fair value. Non-interest bearing loans are written down to their present value.

Associated companies are valued at equity, or, if they are not material to the consolidated balance sheet, financial position and results of operations of the Group, at cost.

Grundlagen und Methoden

Der Konzernabschluss der MTU Aero Engines GmbH, bestehend aus der Konzernbilanz, der Konzern-Gewinn- und Verlustrechnung, der Entwicklung des Konzern-Eigenkapitals sowie dem Konzern-Cash-Flow, wird nach handelsrechtlichen Rechnungslegungsvorschriften aufgestellt und in Tausend Euro (T€) ausgewiesen, mit Ausnahme der Erläuterungen zu den Umsatzerlösen, die in Millionen Euro (M€) dargestellt werden. Die in der Bilanz und in der Gewinn- und Verlustrechnung zusammengefassten Posten sind im Anhang gesondert aufgeführt und erläutert.

Bilanzierung und Bewertung

Die Bilanzierungs- und Bewertungsmethoden haben wir im Berichtsjahr unverändert beibehalten. Vermögensgegenstände und Schulden im konsolidierten Abschluss sind, soweit gleiche Sachverhalte im Konzern vorliegen, einheitlich wie bei der Obergesellschaft bewertet.

Immaterielle Vermögensgegenstände werden zu Anschaffungskosten bewertet und planmäßig über die jeweilige Nutzungsdauer abgeschrieben. Firmenwerte aus der Kapitalkonsolidierung, die aus der Erweiterung des Konzerns stammen, werden linear über 15 Jahre abgeschrieben.

Sachanlagen werden zunächst mit Anschaffungs- oder Herstellungskosten bewertet. Die Herstellungskosten selbsterstellter Anlagen umfassen die zurechenbaren Material- und Fertigungsgemeinkosten einschließlich Abschreibungen. Erhaltungsaufwendungen werden im Jahr des Anfalls aufwandswirksam verrechnet. Sachanlagen gehen aus der konsolidierten Bilanz ab, wenn sie außer Gebrauch genommen werden.

Sachanlagen werden gemäß den steuerlich zulässigen Nutzungsdauern abgeschrieben. Die Abschreibung beginnt mit der Betriebsbereitschaft des Wirtschaftsgutes.

Die planmäßigen Abschreibungen auf Sachanlagen basieren auf folgenden Nutzungsdauern:

	%	Jahre
Gebäude	2% - 4%	25 - 50
Leichtbauten	10%	10
Grundstückseinrichtungen	5% - 10%	10 - 20
Maschinen und technische Anlagen	10% - 20%	5 - 10
Betriebs- und Geschäftsausstattung	6% - 33%	3 - 15

Abschreibungen auf Gebäude werden mit den steuerlich höchstzulässigen Sätzen berechnet.

Mobilien mit einer Nutzungsdauer von 6 Jahren und mehr werden grundsätzlich degressiv abgeschrieben. Wir gehen von der degressiven auf die lineare Abschreibungsmethode über, sobald die gleichmäßige Verteilung des Restbuchwertes auf die verbleibende Nutzungsdauer zu höheren Abschreibungsbeträgen führt.

Die Abschreibungen auf Sachanlagenzugänge in der ersten bzw. in der zweiten Jahreshälfte sind in Anlehnung an die steuerliche Vereinfachungsregel mit vollen bzw. halben anteiligen Jahresraten angesetzt worden. Geringwertige Wirtschaftsgüter mit Anschaffungskosten bis 410,00 Euro werden im Anschaffungsjahr voll abgeschrieben.

Die Bewertung der Anteile an nicht konsolidierten verbundenen Unternehmen, Beteiligungen und anderen Finanzanlagen erfolgt zu Anschaffungskosten oder soweit erforderlich, zu niedrigeren Tageswerten. Unverzinsliche Ausleihungen werden mit ihrem Barwert angesetzt.

Assoziierte Unternehmen werden grundsätzlich at Equity bewertet. Soweit sie jedoch von untergeordneter Bedeutung für die Vermögens-, Finanz- und Ertragslage des Konzerns sind, werden sie mit Anschaffungskosten angesetzt.

Raw materials and supplies are valued at the lower of cost or market. Work in process is valued at manufacturing cost, comprising direct costs and indirect material and production overheads, including depreciation. Identifiable specific risks are covered by inventory write-downs or provisions for onerous contracts.

Receivables, other assets, cash and cash equivalents are valued at their nominal value. Non-interest bearing receivables which mature after more than one year from the balance sheet date are discounted to their present value. Identifiable specific risks and the general credit risk are covered by appropriate write-downs. Allowances for losses araising from settlement of accounts are disclosed in other accrued liabilities. Reinstatement write ups for noncurrent and current assets will be carried out as far as applicable.

Accrued pension liabilities relating to the Group's German companies are based on actuarial valuation and have been computed using the German Teilwert method (which is similar to the entry age actuarial cost method) and an interest rate of 6%. Pension obligations for non-German companies are valued in accordance with US GAAP respectively Canadian GAAP based on actuarial calculations. Due to the fact, that such obligations in comparison to the German pension liabilities are not material we did not perform a revaluation for German GAAP purposes.

Accrued taxes and other accrued liabilities are computed using the principles of fair and reasonable valuation. Accrued liabilities for personnel and social obligations, which comprise future benefits arising in yearly installments are computed actuarially using the German Teilwert method and an interest rate of 5,5%.

Provisions are recognized to cover losses or liabilities which are likely to be incurred but which are uncertain as to amount or timing. The amounts recognized represent the best estimate of the liability based on available information.

Restructuring provisions of T€ 4.579 (PY T€ 199) relate primarily to estimated costs to be incurred in connection with restructuring activities at MTU Aero Engines GmbH (PY MTU Maintenance Canada Ltd.).

Accruals for negative fair values of derivatives are valued by comparing the contractual rates with the fair values of the derivatives at the balance sheet date.

Liabilities are shown at their repayment amounts.

Revenue relating to the sale of goods is recognized when title passes to the customer, which is generally shipment date. There is one exception: in the case of risk and revenue-sharing partnership ("RRSP") arrangements, in which revenue is recognized on the basis of the date products are delivered by the leading partner to the final customer.

Revenue from services is recognized when the services have been performed and accepted by the customer.

Transactions are recorded as extraordinary items when they fall outside of the ordinary activites, i.e. transactions are exceptional for the business either by nature and/or amount and would not provide a true and fair view of the Group's results of operations, if shown as income/expense from ordinary activities.

Income taxes are determined in accordance with the legislation of the countries in which the consolidated entities operate. Deferred tax assets or liabilities are computed on all timing differences between the accounting and tax bases of assets and liabilities. Deferred tax assets are only recognized when they arise from consolidation procedures. Deferred tax liabilities are not recorded on "permanent" timing differences. Deferred tax assets and liabilities are offset when they relate to the same entity.

Roh-, Hilfs- und Betriebsstoffe werden zu Anschaffungskosten oder zu niedrigeren Tageswerten bewertet, die unfertigen Erzeugnisse zu Herstellungskosten, die neben dem Fertigungsmaterial und den Fertigungslöhnen auch Material- und Fertigungsgemeinkosten einschließlich Abschreibungen umfassen. Erkennbaren Verwertungsrisiken wird durch Abschreibungen oder Rückstellungen Rechnung getragen.

Forderungen, sonstige Vermögensgegenstände und Zahlungsmittel werden mit dem Nennbetrag angesetzt. Soweit sie unverzinslich sind, werden Forderungen mit einer Laufzeit von über einem Jahr abgezinst. Erkennbare Einzelrisiken und allgemeine Kreditrisiken sind durch entsprechende Wertkorrekturen berücksichtigt. Vorsorgen für Abrechnungsrisiken werden in den sonstigen Rückstellungen ausgewiesen. Wertaufholungen im Anlage- und Umlaufvermögen werden, soweit erforderlich, vorgenommen.

Rückstellungen für Pensionen der deutschen Konzerngesellschaften werden versicherungsmathematisch nach dem Teilwertverfahren (die der entry age actuarial cost method ähnlich ist) mit einem Rechnungszinsfuß von 6 % ermittelt. Pensionsverpflichtungen der ausländischen Konzerngesellschaften werden gemäß US GAAP bzw. Canadian GAAP nach versicherungsmathematischen Regeln bewertet. Nachdem diese Pensionsverpflichtungen im Vergleich zu den inländischen Zusagen unwesentlich sind, haben wir auf eine Umbewertung auf die Teilwertmethode verzichtet.

Steuerrückstellungen und sonstige Rückstellungen sind nach den Grundsätzen vernünftiger kaufmännischer Beurteilung ermittelt. Die Verpflichtungen im Personal- und Sozialbereich werden - soweit sie ratierlich anzusammelnde Zukunftsleistungen betreffen - nach dem Teilwertverfahren und mit einem Zinssatz von 5,5 % berechnet.

Rückstellungen werden für Verluste oder Verpflichtungen gebildet, die voraussichtlich eintreten werden, deren Höhe und Zeitpunkt aber noch mit Ungewissheit behaftet ist. Die bilanzierten Beträge stellen Schätzwerte auf Basis der verfügbaren Informationen dar.

Restrukturierungsrückstellungen in Höhe von T€ 4.579 (i.V. T€ 199) betreffen erwartete Aufwendungen bei der MTU Aero Engines GmbH (i. V. MTU Maintenance Canada Ltd.).

Die Bewertung der Verlustvorsorgen für Kurssicherungsgeschäfte basiert auf dem Vergleich der Sicherungskurse mit dem Stichtagsterminkurs.

Verbindlichkeiten sind mit ihren Rückzahlungsbeträgen angesetzt.

Umsatz aus Warenlieferungen wird bei Gefahrenübergang auf den Kunden gebucht; üblicherweise ist dies bei Auslieferung. Eine Ausnahme besteht bei Risk and Revenue Sharing Verträgen ("RRSP"), bei denen der Umsatz mit Auslieferung durch den Kooperationsführer an den Endkunden realisiert wird.

Umsatz aus Dienstleistungen wird bei Fertigstellung und nach Abnahme durch den Kunden realisiert.

Geschäftsvorfälle werden als außerordentliche Posten ausgewiesen, wenn sie nicht im Rahmen des üblichen Geschäftsbetriebs anfallen; d.h. sofern sie aufgrund ihrer Art und Betragshöhe außergewöhnlich sind und der Ausweis im Ergebnis der gewöhnlichen Geschäftstätigkeit zu einer unzutreffenden Darstellung der Ertragslage des Konzerns führen würde.

Ertragsteuern werden gemäß der jeweiligen Landesgesetzgebung der dort ansässigen Gesellschaften ermittelt. Latente Steuern werden auf alle zeitlich befristeten Unterschiede von Handels- und Steuerbilanz errechnet. Aktive latente Steuern werden jedoch nur dann aktiviert, wenn sie auf ergebniswirksame Konsolidierungsvorgänge entfallen. Auf permanente Unterschiede zwischen Handels- und Steuerbilanz werden keine latenten Steuern gebildet. Aktive und passive Steuerlatenzen werden aufgerechnet, wenn sie aus einer Gesellschaft stammen.

MTU uses derivative financial instruments to hedge exchange rate fluctuations of the US Dollar. Derivative contracts are considered to be pending contracts and therefore are recorded at their inception in memorandum accounts at their notional contract amount. However if the fair value of a derivative instrument at the balance sheet date is negative, MTU recognizes a provision. Unrealized gains are not recognized. Gains and losses on derivative contracts are recognized in the statement of income when a contract is closed. Hedge accounting is not applied.

A concentration of credit risk (whether on or off-balance sheet) exists when changes in economic or other conditions affect in a similar way, the ability of groups of customers or counter parties with similar economic characteristics to meet their contractual obligations to the Group. The potential credit risk for MTU relates primarily to cash and cash equivalents and receivables. At December 31, 2003, MTU's cash and cash equivalents were placed primarily in cash management pools with financial institutions owned by DaimlerChrysler.

Concentration of credit risk also arises from the fact that MTU offers similar products to similar customers in similar product markets. As disclosed in Note 19, net revenues from six customers represented 61,9% and 65,6% of total net revenues in 2003 and 2002 respectively.

Group reporting entity

The consolidated financial statements comprise MTU Aero Engines GmbH and the following German and non-German subsidiaries:

Name, registered offices	Share-holding (%)
German	
MTU Maintenance Hannover GmbH, Langenhagen	100,0
MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde	100,0
RSZ Beteiligungs- und Verwaltungs GmbH, Munich	100,0
ATENA Gesellschaft für Engineering Services mbH, Munich	100,0
Non-German	
MTU Maintenance Canada Ltd., Richmond, British Columbia, Canada	100,0
Vericor Power Systems L.L.P., Atlanta, Georgia, USA	100,0
MTU Aero Engines North America Inc., Rocky Hill, Connecticut, USA	100,0
ATENA Inc., East Hartford, Connecticut, USA	100,0

The mainly changes in the group reporting entity were as follows:

With effect from July 31, 2003, MTU Aero Engines Design Inc., Rocky Hill (Connecticut, USA) and MTU Aero Engines Components Inc., Newington (Connecticut, USA) has been merged with its former holding, MTU Aero Engines North America Inc., Rocky Hill (Connecticut, USA) to a new company.

As at November 2003 MTU Aero Engines GmbH aquired the remaining 30 % share of MTU Maintenance Canada Ltd., Richmond (British Columbia, Canada) from Air Canada. Beginning with this date, MTU Canada is a 100% daughter of MTU Aero Engines GmbH.

MTU schließt Devisentermingeschäfte zur Absicherung gegen Kursschwankungen des US-Dollars ab. Die laufenden Devisentermingeschäfte sind schwebende Geschäfte, die ab ihrem Entstehen zu Nominalwerten in einer Nebenbuchhaltung geführt werden. Sobald jedoch der Marktwert eines Sicherungsgeschäfts zum Bilanzstichtag negativ ist, bildet MTU eine Rückstellung. Unrealisierte Gewinne werden nicht bilanziert. Gewinne und Verluste aus Kurssicherungen werden mit der Einlösung der jeweiligen Geschäfts realisiert. Bewertungseinheiten aus Grund- und Sicherungsgeschäft werden nicht gebildet.

Eine Zusammenballung von Kreditrisiken (entweder in Bilanzposten oder in den Haftungsverhältnissen) ist dann gegeben, wenn Veränderungen in wirtschaftlichen oder anderen Bedingungen die Kunden oder andere Geschäftspartner mit ähnlichen wirtschaftlichen Eigenschaften in gleicher Weise treffen, wodurch ihre Fähigkeit eingeschränkt wird, den Verpflichtungen gegenüber den Konzerngesellschaften nachzukommen. Das potentielle Kreditrisiko der MTU betrifft im wesentlichen Zahlungsmittel und Forderungen. Am 31. Dezember 2003 waren die Zahlungsmittel der MTU-Gesellschaften im Rahmen des cash poolings im DaimlerChrysler-Konzern hauptsächlich bei DaimlerChrysler-Gesellschaften angelegt.

Eine Zusammenballung von Kreditrisiken entsteht auch dadurch, dass die MTU gleichartige Produkte an ähnliche Kunden in einem bestimmten Marktsegment liefert. Wie in der Textziffer 19 aufgeführt, beliefen sich die Umsätze mit sechs Kunden auf 61,9 % (i.V. 65,6%) des gesamten Umsatzes.

Konsoldierungskreis

In den Konzernabschluss der MTU Aero Engines GmbH sind die folgenden deutschen und ausländischen Gesellschaften einbezogen:

Name, Sitz	Konzern-anteil %
Inland	
MTU Maintenance Hannover GmbH, Langenhagen	100,0
MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde	100,0
RSZ Beteiligungs- und Verwaltungs GmbH, München	100,0
ATENA Gesellschaft für Engineering Services mbH, München	100,0
Ausland	
MTU Maintenance Canada Ltd., Richmond, British Columbia, Kanada	100,0
Vericor Power Systems L.L.P., Atlanta, Georgia, USA	100,0
MTU Aero Engines North America Inc., Rocky Hill, Connecticut, USA	100,0
ATENA Inc., East Hartford, Connecticut, USA	100,0

Die wesentlichen Veränderungen im Konsoldierungskreis betreffen:

Zum 31. Juli 2003 wurden die MTU Aero Engines Design Inc., Rocky Hill (Connecticut, USA) und MTU Aero Engines Components Inc., Newington (Connecticut, USA) auf ihre frühere Holding, die MTU Aero Engines North America Inc., Rocky Hill (Connecticut, USA) zu einer neuen Gesellschaft verschmolzen.

Im November 2003 erwarb MTU Aero Engines GmbH die restlichen 30 % der Anteile an der MTU Maintenance Canada Ltd., Richmond (British Columbia, Canada) von Air Canada. Ab diesem Zeitpunkt ist MTU Canada eine 100% ige Tochter der MTU Aero Engines GmbH.

The minority interest related to MTU Maintenance Canada Ltd. which was 30% owned in 2002 by Air Canada. Losses attributable to a minority shareholder may exceed the minority interest in the equity of the subsidiary. In this case, the excess, and any further losses applicable to the minority, are not charged against the minority interest unless the minority has a binding obligation to, and is able to, compensate the losses. MTU Maintenance Canada Ltd had negative equity at December 31, 2002. No minority interest was shown in the balance sheet at December 31, 2002, since Air Canada did not have a contractual liability to make good MTU-C's negative equity.

Profit and loss transfer agreements are in place between MTU Aero Engines GmbH and the following subsidiaries:

Name, registered offices	**From**
MTU Maintenance Hannover GmbH, Langenhagen	1979
MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde	1991
MTU-Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, Munich	1984

Consolidation principles

Cost of investment and equity are consolidated using the German "book value method" under which the parent company's cost of investment is eliminated against the relevant company's share capital and retained earnings at the date of acquisition.

MTU does not consolidate MTU München Unterstützungskasse GmbH (Munich/Germany) because the Group does not have the power to govern the financial and operating policies so as to obtain benefits from its activities.

MTU-Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, Munich and MTU Maintenance do Brasil Ltda. (Sao Carlos/Brazil) are not consolidated because they are not material (including on an aggregated basis) for the fair presentation of the net assets, financial position, results of operations and cash flows of the Group.

The associated companies Pratt & Whitney Canada Customer Service Centre Europe GmbH (Ludwigsfelde/Germany) and MTU Maintenance Zhuhai Co. Ltd. (Zhuhai/China) are consolidated using the equity method. The investment in these companies is initially recorded at cost and the carrying amount is adjusted for subsequent contributions and MTU's share of the associate company's income, losses and distributions.

A further seven associated companies are disclosed as investments in related companies, and are not accounted for at equity, but at cost, as they are not material for the fair presentation of the net assets, financial position and results of operations of the Group

Intercompany receivables and payables are eliminated. Differences resulting from the elimination of intercompany balances are recognized in the statement of income.

All material intercompany profits on intercompany sales of goods and services are eliminated.

Intercompany sales and other income are eliminated against the relevant costs.

The deferred tax asset shown in the consolidated balance sheet results from consolidation procedures with income effect.

Die Anteile im Fremdbesitz betrafen die MTU Maintenance Canada Ltd., an der Air Canada im Jahr 2002 mit 30% beteiligt war. Auf Minderheitsgesellschafter entfallende Verluste können das auf die Konzernfremden entfallende Eigenkapital überschreiten. Im Falle der Überschreitung werden weitere auf die Minderheiten entfallene Verluste nicht auf die bilanziellen Fremdanteile ange-rechnet, außer die Minderheiten haben die verbindliche Verpflichtung und sind in der Lage, diese Verluste auszugleichen. MTU Maintenance Canada Ltd. hatte zum 31.12.2002 ein negatives Eigenkapital. In der Konzernbilanz zum 31.12.2002 wurden keine Fremdanteile ausgewiesen, da Air Canada keine vertragliche Verpflichtung hatte, ihren Anteil am negativen Eigenkapital der MTU-Canada auszugleichen.

Ergebnisabführungsverträge bestehen zwischen der MTU Aero Engines GmbH und den folgenden Tochtergesellschaften:

Name, Sitz	**Seit**
MTU Maintenance Hannover GmbH, Langenhagen	1979
MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde	1991
MTU-Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, München	1984

Konsoldierungsmethoden

Die Kapitalkonsoldierung erfolgt nach der Buchwertmethode, wobei der Buchwert der jeweiligen Beteiligung im Zeitpunkt der Erstkonsolidierung gegen das Eigenkapital einschließlich aufgelaufener Ergebnisse aufgerechnet wird.

Die MTU München Unterstützungskasse GmbH (München) wird nicht konsolidiert, weil die Ausübung der Rechte des Mutterunternehmens in Bezug auf das Vermögen und die Geschäftsführung bei diesem Tochterunternehmen nachhaltig beeinträchtigt ist.

Die MTU-Versicherungsvermittlungs- und Wirtschaftsdienst GmbH (München) und die MTU Maintenance do Brasil Ltda. (Sao Carlos/Brasilien) werden wegen ihrer insgesamt untergeordneten Bedeutung für die Vermögens-, Finanz- und Ertragslage des Konzerns nicht konsolidiert.

Die assoziierten Unternehmen Pratt & Whitney Canada Customer Service Centre Europe GmbH (Ludwigsfelde) und MTU Maintenance Zhuhai Co. Ltd. (Zhuhai/China) werden at Equity bewertet. Der ursprüngliche Buchwert dieser Gesellschaften wird um spätere Einlagen sowie um die anteiligen Gewinne, Verluste und Ausschüttungen erhöht oder vermindert.

Weitere sieben assoziierte Unternehmen werden mit Buchwerten angesetzt, weil sie keinen wesentlichen Einfluss auf die Vermögens-, Finanz- und Ertragslage des Konzerns haben.

Konzerninterne Forderungen und Verbindlichkeiten werden aufgerechnet. Aufrechnungsdifferenzen werden ergebniswirksam gebucht.

Alle wesentlichen Zwischenergebnisse aus konzerninternen Umsätzen werden eliminiert.

Umsätze und andere Erträge zwischen einbezogenen Unternehmen werden mit den entsprechenden Aufwendungen verrechnet.

Die in der Konzernbilanz aktivierten latenten Steuern sind durch ergebniswirksame Konsolidierungsmaßnahmen verursacht.

Currency translation

Foreign currency receivables and cash assets are translated in the individual entity financial statements at the original exchange rate or at the closing rate if lower; foreign currency liabilities are translated at the original exchange rate or at the closing rate, if higher. Insignificant differences from exchange rate adjustments were not applied to foreign companies for immateriality reasons.

For the purposes of the consolidated financial statements, the individual entity financial statements of all foreign companies are translated into Euro at closing exchange rates.

Non-current assets are translated at closing exchange rates and the resulting translation differences are shown separately.

Income and expense items as well as net income are translated using quarterly average exchange rates for the respective periods. Transfers to/from retained earnings and the unappropriated profit are translated at closing exchange rates. The difference arising from translating net income at quarterly average exchange rates as opposed to closing rates is recognized in equity.

The following exchange rates have been used for financial years 2002 and 2003 to translate balance sheets and statements of income denominated in currencies other than the Euro:

	Exchange rate at December 31,		Annual average exchange rate	
Foreign currency	**2003**	**2002**	**2003**	**2002**
	1 € =	**1 € =**	**1 € =**	**1 € =**
United States (USD)	1,2630	1,0487	1,1304	0,9451
Canada (CAD)	1,6234	1,6550	1,5811	1,4833
China (CNY)	10,4642	8,6837	9,3581	7,8211

Use of estimates

The preparation of financial statements in conformity with German GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the decision to disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Some of the more significant estimates relate to depreciation, amortization and impairment of non-current assets, contract work in progress, inventory write-downs, doubtful accounts and legal liabilities. Actual results could differ from those estimates.

Währungsumrechnung

Fremdwährungsforderungen und Zahlungsmittel werden in den Einzelabschlüssen mit dem Briefkurs am Buchungstag oder dem niedrigeren Kurs am Bilanzstichtag, Fremdwährungsverbindlichkeiten mit dem Geldkurs am Buchungstag oder dem höheren Kurs am Bilanzstichtag umgerechnet. Auf die Anpassung unwesentlicher Währungseinflüsse bei den ausländischen Gesellschaften wurde wegen Geringfügigkeit verzichtet.

Für den Konzernabschluss werden die Einzelabschlüsse der ausländischen Konzerngesellschaften mit dem Stichtagskurs in Euro umgerechnet.

Das Anlagevermögen wird mit Stichtagskursen umgerechnet; Währungsdifferenzen aus der Umrechnung des Anfangsbestands werden gesondert dargestellt.

Erträge und Aufwendungen sowie die Jahresergebnisse werden mit den jeweiligen Quartalsdurchschnittskursen umgerechnet. Einstellungen und Entnahmen in/aus Rücklagen sowie der Bilanzgewinn werden zu Stichtagskursen bewertet. Unterschiede aus der Umrechnung des Jahresergebnisses mit Durchschnittskursen gegenüber dem Stichtagskurs werden mit dem Eigenkapital verrechnet.

Folgende Umrechnungskurse fanden in den Geschäftsjahren 2003 und 2002 für die Umrechnung von Fremdwährungen in der Bilanz und in der Gewinn- und Verlustrechnung Anwendung:

	Stichtagskurs am 31. Dezember		**Durchschnittskurs**	
Währung	**2003**	**2002**	**2003**	**2002**
	1 € =	**1 € =**	**1 € =**	**1 € =**
USA (USD)	1,2630	1,0487	1,1304	0,9451
Kanada (CAD)	1,6234	1,6550	1,5811	1,4833
China (CNY)	10,4642	8,6837	9,3581	7,8211

Ausübung von Ermessensspielräumen

Bei der Aufstellung eines Konzernabschlusses nach deutschen handelsrechtlichen Vorschriften sind Annahmen und Schätzungen durch die Geschäftsführung vorzunehmen, welche die Höhe von bilanzierten Aktiva und Passiva sowie den Ausweis von Haftungsverhältnissen am Bilanzstichtag beeinflusst. Dies wirkt sich ebenfalls auf die Höhe der ausgewiesenen Erträge und Aufwendungen des Geschäftsjahres aus. Wesentliche Ermessensspielräume erstrecken sich auf plan- und außerplanmäßige Abschreibungen sowie die Bewertung der Vorräte, der Forderungsrisiken und von Rechtsverpflichtungen. Das tatsächliche Ergebnis kann von den Schätzungen und Annahmen abweichen.

Notes to the Consolidated Balance Sheet

For movements in non-current assets in the period under review we refer to Attachment 3/21.

(1) Intangible Assets

Intangible assets amount to T€ 47.575 (PY: T€ 54.380) and comprise licenses, goodwill and usufractuary rights.

Goodwill relates to the following companies:

	12/31/2003 T€	12/31/2002 T€
Vericor Power Sysems L.L.C., Atlanta, USA	2.518	2.704
ATENA Gesellschaft für Engineering Services mbH, Munich, Germany	2.071	2.230
Total goodwill	4.589	4.934

Goodwill is recognized as an asset and amortized straight-line over a period of 15 years.

(2) Property, plant and equipment

Property, plant and equipment increased by T€ 4.423 to T€ 212.771. Major additions in 2003 comprise tooling in Munich and Hannover as well as machinery in Munich and Hannover. Disposals are mainly caused by technical replacement.

(3) Financial assets

Financial assets comprise principally investments in non-consolidated affiliated companies as well as investments in associated and other companies.

(4) Inventories

	12/31/2003 T€	12/31/2002 T€
Raw materials and supplies	172.141	201.664
Work in process, services in process	245.570	238.987
Advance payments made	2.062	4.448
Total inventories	419.773	445.099

(5) Advance payments received

Advance payments received totaling T€ 288.053 (PY T€ 255.129) relate almost entirely to long-term contract work and have been offset against inventories on the face of the balance sheet. The amount includes T€ 150.520 (PY T€ 109.915) received from related project companies.

Erläuterungen zur Konzernbilanz

Für die Bewegungen im Anlagevermögen des Berichtszeitraumes verweisen wir auf die Anlage 3 Seite 21.

(1) Immaterielle Vermögensgegenstände

Die immateriellen Vermögensgegenstände belaufen sich auf T€ 47.575 (i.V. T€ 54.380) und enthalten Lizenzen, Firmenwerte und Nutzungsrechte.

Die Firmenwerte beziehen sich auf folgende Unternehmen:

	31.12.2003 T€	31.12.2002 T€
Vericor Power Sysems L.L.C., Atlanta, USA	2.518	2.704
ATENA Gesellschaft für Engineering Services mbH, München	2.071	2.230
Summe Firmenwerte	4.589	4.934

Firmenwerte werden aktiviert und über 15 Jahre linear abgeschrieben.

(2) Sachanlagen

Die Sachanlagen erhöhen sich um T€ 4.423 auf T€ 212.771. Wesentliche Zugänge in 2003 sind bei Sonderbetriebmitteln sowie bei Maschinen und technischen Anlagen in München und Hannover zu verzeichnen. Die Abgänge sind hauptsächlich auf technischen Ersatz zurückzuführen.

(3) Finanzanlagen

Die Finanzanlagen umfassen hauptsächlich Anteile an nicht konsolidierten verbundenen Unternehmen sowie Beteiligungen.

(4) Vorräte

	31.12.2003 T€	31.12.2002 T€
Roh-, Hilfs- und Betriebsstoffe	172.141	201.664
Unfertige Erzeugnisse	245.570	238.987
Geleistete Anzahlungen	2.062	4.448
Summe Vorräte	419.773	445.099

(5) Erhaltene Anzahlungen

Die Erhaltenen Anzahlungen von insgesamt T€ 288.053 (i.V. T€ 255.129) betreffen fast ausschließlich langfristige Aufträge und werden offen von den Vorräten in der Bilanz abgesezt. Der Betrag enthält T€ 150.520 (i.V. T€ 109.915) von Projektgesellschaften, mit denen ein Beteiligungsverhältnis besteht.

(6) Receivables

	12/31/2003 T€		12/31/2002 T€	
Trade receivables		221.334		315.150
- of which due after more than one year	5.031		9.960	
Receivables from affiliated companies		23.926		327.937
- of which due from shareholder	0		14.503	
Receivables from related companies		71.049		53.461
Total receivables		316.309		696.548
- of which due after more than one year	5.031		9.960	

Trade receivables due after more than one year as of 31 December 2003 are mainly linked to the sale of a MRO contract with a term of 3 years installments.

Receivables from related parties are further explained in the "Related party transactions" section at the end of these notes. Receivables are shown net of liabilities against the respective party.

Receivables from affiliated companies relate to trading and financial transactions. They include cash funds due from DaimlerChrysler AG, amounting to T€ 23.218 (PY T€ 311.021).

(7) Other assets

	12/31/2003 T€		12/31/2002 T€	
Amounts due from:				
Tax authorities		3.838		747
Employees		676		1.251
Suppliers		7.853		8.378
Other debtors		8.128		3.003
Total other assets		20.495		13.379
- of which due after more than one year	438		441	

Amounts due within one year from tax authorities relate to value added tax and income tax prepayments.

(8) Cash and cash equivalents

	12/31/2003 T€	12/31/2002 T€
Cheques, cash, Federal Bank account	34	997
Cash at banks and postal giro account	4.599	13.249
Total cash	4.633	14.246

(9) Prepaid expenses and deferred taxes

	12/31/2003 T€	12/31/2002 T€
Prepaid expenses	5.924	3.610
Deferred taxes	61	0
Total prepaid expenses and deferred taxes	5.985	3.610

(6) **Forderungen**

	31.12.2003 T€	31.12.2002 T€
Forderungen aus Lieferungen und Leistungen	221.334	315.150
- davon Restlaufzeit von mehr als 1 Jahr	5.031	9.960
Forderungen gegen verbundene Unternehmen	23.926	327.937
- davon gegen Gesellschafter	0	14.503
Forderungen gegen Unternehmen, mit denen ein Beteiligungsverhältnis besteht	71.049	53.461
Summe Forderungen	316.309	696.548
- davon Restlaufzeit von mehr als 1 Jahr	5.031	9.960

Die Forderungen aus Lieferungen und Leistungen mit einer Restlaufzeit von mehr als einem Jahr zum 31.12.2003 betreffen hauptsächlich den Verkauf eines MRO-Vertrages, zahlbar in drei Jahresraten.

Forderungen gegen Unternehmen, mit denen ein Beteiligungsverhältnis besteht werden in dem Kapitel "Beziehungen zu nahe stehenden Personen" am Ende dieser Erläuterungen weiter aufgeteilt. Die Forderungen sind netto, nach Verrechnung von Verbindlichkeiten gegenüber der betreffenden Gesellschaft, ausgewiesen.

Die Forderungen gegen verbundene Unternehmen betreffen den Finanz- und Geschäftsverkehr. Darin sind Liquiditätsanlagen bei der DaimlerChrysler AG in Höhe von T€ 23.218 (i.V. T€ 311.021) enthalten.

(7) **Sonstige Vermögensgegenstände**

	31.12.2003 T€	31.12.2002 T€
Ansprüche gegenüber:		
Finanzamt	3.838	747
Belegschaft	676	1.251
Lieferanten	7.853	8.378
Anderen	8.128	3.003
Summe sonstige Vermögensgegenstände	20.495	13.379
- davon Restlaufzeit von mehr als 1 Jahr	438	441

Die Ansprüche gegenüber dem Finanzamt, die eine Restlaufzeit von weniger als einem Jahr haben, betreffen im wesentlichen Ertragsteuervorauszahlungen und Vorsteuer.

(8) **Zahlungsmittel**

	31.12.2003 T€	31.12.2002 T€
Schecks, Kassenbestand, Bundesbankguthaben	34	997
Guthaben bei Kreditinstituten	4.599	13.249
Summe Zahlungsmittel	4.633	14.246

(9) **Rechnungsabgrenzungsposten und Latente Steuern**

	31.12.2003 T€	31.12.2002 T€
Rechnungsabgrenzungsposten	5.924	3.610
Latente Steuern	61	0
Summe Rechnungsabgrenzung und Latente Steuern	5.985	3.610

(10) Capital stock

The amount disclosed represents the capital stock of MTU Aero Engines GmbH, which is unchanged from the previous year.

(11) Additional paid-in capital

Additional paid-in-capital was distributed at year end.

(12) Retained earnings

Retained earnings comprise the retained earnings of MTU Aero Engines GmbH as well as the difference between the Group's cost of investment and share of equity, recognized in conjunction with capital consolidation. Retained earnings also include the unappropriated profits and losses of consolidated subsidiaries. Adjustments resulting from consolidation procedures with income effect are also recognized under this heading. Retained earnings pursuant to § 29 (4) GmbHG, which result from the revaluation of certain assets in 1987, amount to T€ 2.281 (PY T€ 2.281).

	12/31/2003 T€	12/31/2002 T€
Legal reserves	2.281	2.281
Other retained earnings	-504.199	-24.561
Total retained earnings	-501.918	-22.280

(13) Accrued pension liabilities

	12/31/2003 T€		12/31/2002 T€	
Accrued pension liabilities (regular schemes)		246.964		227.497
- of which due within one year	10.600		10.419	
Accrued liabilities relating to deferred compensation arrangements		8.409		6.678
- of which due within one year	342		136	
Other accrued pension liabilities		0		478
Total accrued pension liabilities		255.373		234.653
- of which due within one year	10.942		10.555	

Indirect pension obligations of MTU München Unterstützungskasse GmbH (Munich, Germany), amounting to T€ 13.334 (PY: T€ 12.140) are not recognized as a liability.

(10) Gezeichnetes Kapital

Der Betrag entspricht dem Stammkapital der MTU Aero Engines GmbH, das gegenüber dem Vorjahr unverändert ist.

(11) Kapitalrücklage

Die Kapitalrücklage wurde am Ende des Jahres aufgelöst und ausgeschüttet.

(12) Gewinnrücklagen

Die Gewinnrücklagen beinhalten die Werte der MTU Aero Engines GmbH sowie den Unterschied zwischen den Buchwerten und dem Eigenkapital der Tochtergesellschaften der im Rahmen der Kapitalkonsolidierung entsteht. Die Gewinnrücklagen enthalten auch die Bilanzgewinne und Bilanzverluste der konsolidierten Tochterunternehmen. Weiterhin sind hier Anpassungen aus den anderen ergebniswirksamen Konsolidierungsvorgängen subsumiert. Gesetzliche Rücklagen gemäß § 29 Absatz 4 GmbHG, die aus einer Neubewertung bestimmter Aktiva in 1987 stammen, sind mit T€ 2.281 (i.V. T€ 2.281) enthalten.

	31.12.2003 T€	31.12.2002 T€
Gesetzliche Rücklagen	2.281	2.281
Übrige Gewinnrücklagen	-504.199	-24.561
Summe Gewinnrücklagen	-501.918	-22.280

(13) Rückstellungen für Pensionen

	31.12.2003 T€		31.12.2002 T€	
Eigentliche Pensionsrückstellungen		246.964		227.497
- mit einer Restlaufzeit von 1 Jahr	10.600		10.419	
Ruhe- und Versorgungskapital		8.409		6.678
- mit einer Restlaufzeit von 1 Jahr	342		136	
Übrige Pensionsverpflichtungen		0		478
Summe Rückstellungen für Pensionen		255.373		234.653
- mit einer Restlaufzeit von 1 Jahr	10.942		10.555	

Die mittelbare Pensionsverpflichtung aus der Unterdeckung der MTU München Unterstützungskasse GmbH (München) in Höhe von T€ 13.334 (i.V. T€ 12.140) ist nicht passiviert.

(14) Other accrued liabilities

	12/31/2003 T€	12/31/2002 T€
Accrued taxes	1.141	1.047
Deferred taxes	0	56
Other accrued liabilities	595.559	690.648
Total other provisions	596.700	691.751

Accrued taxes relate to tax liabilities that have not yet been definitively assessed.

Deferred taxes in 2002 result from consolidation procedures with income effect.

Other accrued liabilities relate to risks relating to pending contracts, product liability and litigation risks, warranty obligations, program risks and personnel-related obligations.

Other accrued liabilities	12/31/2003 T€	12/31/2002 T€
Risks relating to pending contracts	477.369	502.074
Subsequent costs on billed contracts	44.950	77.768
Personnel-related measures	43.880	49.132
Warranties	8.156	10.020
Product liability and litigation risks	5.311	24.981
Restructuring	4.579	199
Losses arising from settlement of accounts	3.941	14.861
Cost of annual report & general meeting	2.727	2.716
Deferred maintenance work carried out in first quarter of following year	1.246	2.270
Negative fair values of derivatives	0	5.847
Environmental protection risks	0	363
Miscellaneous other provisions	3.400	417
Total other accrued liabilities	595.559	690.648

Accrued liabilities for personnel-related measures include part-time work arrangements for older employees ("Altersteilzeit") amounting to T€ 18.508 (PY T€ 17.849) and stock-based compensation arrangements amounting to T€ 224 (PY T€ 134).

(14) **Übrige Rückstellungen**

	31.12.2003 T€	31.12.2002 T€
Steuerrückstellungen	1.141	1.047
Rückstellungen für latente Steuern	0	56
Sonstige Rückstellungen	595.559	690.648
Summe übrige Rückstellungen	596.700	691.751

Die Steuerrückstellungen betreffen noch nicht entgültig veranlagte Steuern.

Die latenten Steuern in 2002 stammen aus ergebniswirksamen Konsolidierungsvorgängen.

Die sonstigen Rückstellungen beziehen sich auf Risiken im Auftragsbestand, Haftungs- und Prozessrisiken, Gewährleistungs- und Programrisken und Verpflichtungen aus dem Personalbereich.

Sonstige Rückstellungen	31.12.2003 T€	31.12.2002 T€
Risken im Auftragsgestand	477.369	502.074
Fehlende Selbstkosten bereits abgerechneter Aufträge	44.950	77.768
Personalverpflichtungen	43.880	49.132
Gewährleistungen	8.156	10.020
Haftungs- und Prozeßrisiken	5.311	24.981
Restrukturierungskosten	4.579	199
Erlösschmälerungen	3.941	14.861
Kosten Jahresabschluss	2.727	2.716
Unterlassene Instandhaltung, die im ersten Quartal des Folgejahres ausgeführt wird	1.246	2.270
Währungsrisiken	0	5.847
Umweltschutzrisiken	0	363
Übrige sonstige Rückstellungen	3.400	417
Summe sonstige Rückstellungen	595.559	690.648

In den Personalverpflichtungen sind Rückstellungen für Altersteilzeit in Höhe von T€ 18.508 (i.V. T€ 17.849) und für Aktienorientierte Vergütung in Höhe T€ 224 (i.V. T€ 134) enthalten.

(15) **Advance payments received**

(16) **Financial liabilities**

(17) **Trade liabilities**

(18) **Other liabilities**

	12/31/2003 T€		12/31/2002 T€	
Advance payments received		34		69.970
- of which due within one year	34		69.970	
Financial liabilities		12.171		11.974
- of which due within one year	159		0	
- of which due between one and five years	0		191	
- of which due after more than five years	12.012		11.783	
Trade liabilities		179.608		207.161
- of which due within one year	178.827		206.184	
- of which due between one and five years	781		977	
Other liabilities				
Liabilities to affiliated companies		19.071		45.187
- of which due within one year	19.071		45.187	
- of which due to shareholder	124		0	
Liabilities to related companies		52.097		45.315
- of which due within one year	52.097		45.315	
Miscellaneous other liabilities		92.181		85.105
- of which due within one year	87.990		81.656	
- of which due between one and five years	1.671		914	
- of which due after more than five years	2.520		2.535	
- of which for taxes	14.761		5.917	
- of which for social security	22.528		11.804	
Total other liabilities		163.349		175.607
Total liabilities		355.162		464.712
- of which due within one year	338.178		448.312	
- of which due between one and five years	2.452		2.082	
- of which due after more than five years	14.532		14.318	

Last year's advance payments received relate mainly to the project company EUROJET Turbo GmbH, Munich.

Liabilities to affiliated companies relate to trading and financial transactions. They include short-term financial liabilities of T€ 10.530 (PY: T€ 35.831) due to non-German DaimlerChrysler finance holding companies.

Liabilities to related companies relate primarily to project companies.

(15) **Erhaltene Anzahlungen auf Bestellungen**

(16) **Finanzverbindlichkeiten**

(17) **Verbindlichkeiten aus Lieferungen und Leistungen**

(18) **Übrige Verbindlichkeiten**

	31.12.2003 T€		31.12.2002 T€	
Erhaltene Anzahlungen auf Bestellungen		34		69.970
- davon Restlaufzeit bis 1 Jahr	34		69.970	
Finanzverbindlichkeiten		12.171		11.974
- davon Restlaufzeit bis 1 Jahr	159		0	
zwischen 1 und 5 Jahren	0		191	
mehr als 5 Jahre	12.012		11.783	
Verbindlichkeiten aus Lieferungen und Leistungen		179.608		207.161
- davon Restlaufzeit bis 1 Jahr	178.827		206.184	
zwischen 1 und 5 Jahren	781		977	
Übrige Verbindlichkeiten				
Verbindlichkeiten gegenüber verbundenen Unternehmen		19.071		45.187
- davon Restlaufzeit bis 1 Jahr	19.071		45.187	
- davon gegenüber Gesellschafter	124		0	
Verbindlichkeiten gegenüber Unternehmen, mit denen eine Beteiligungsverhältnis besteht		52.097		45.315
- davon Restlaufzeit bis 1 Jahr	52.097		45.315	
Sonstige Verbindlichkeiten		92.181		85.105
- davon Restlaufzeit bis 1 Jahr	87.990		81.656	
zwischen 1 und 5 Jahren	1.671		914	
mehr als 5 Jahre	2.520		2.535	
- davon aus Steuern	14.761		5.917	
- davon im Rahmen der sozialen Sicherheit	22.528		11.804	
Summe übrige Verbindlichkeiten		163.349		175.607
Summe Verbindlichkeiten		355.162		464.712
- davon Restlaufzeit bis 1 Jahr	338.178		448.312	
zwischen 1 und 5 Jahren	2.452		2.082	
mehr als 5 Jahre	14.532		14.318	

Die erhaltenen Anzahlungen auf Bestellungen im Vorjahr betreffen hauptsächlich die Projektgesellschaft EUROJET Turbo GmbH, München.

Die Verbindlichkeiten gegenüber verbundenen Unternehmen resultieren aus den Finanz- und Geschäftsverkehr. Darin sind kurzfristige Finanzverbindlichkeiten bei ausländischen Finanz-Holdings der DaimlerChrysler Gruppe in Höhe von T€ 10.530 (i.V. T€ 35.831) enthalten.

Verbindlichkeiten gegenüber Beteiligungsunternehmen stellen hauptsächlich Verpflichtungen gegenüber Projektgesellschaften dar.

For further information on related party transactions we refer to our separate note at the end of these notes.

Miscellaneous other liabilities comprise mainly personnel (vacation and flex-time accrual [T€ 27.663; PY T€ 39.275], old age part-time accrual [T€ 12.854; PY T€ 11.625]) and social security related obligations (T€ 22.528 ;PY T€ 11.804).

Contingent liabilities

Contingent liabilities of the Group at December 31, 2003 amount to T€ 128.000 (PY: T€ 324.456) and relate mainly to risk and revenue sharing contracts.

Contingent liabilities from risk and revenue sharing contracts	12/31/2003 T€		12/31/2002 T€	
	gross	net	gross	net
GE	31.032	29.480	57.148	49.997
IAE	39.129	37.622	47.558	40.354
PWA	19.315	18.350	199.943	189.945
Total	89.476	85.452	304.649	280.296

The gross amount is the total contingency, while the net amount discloses the off balance risk, already reduced by the on balance provisions.

Non-quantifiable contingent liabilities result from contract performance guarantees given by MTU Aero Engines in conjunction with military and civil cooperation programs.

Other financial commitments

Other financial commitments under existing rental, property lease and leasing contracts amount to T€ 102.324 (PY: T€ 90.104), of which T€ 19.032 (PY: T€ 2.706) relate to affiliated companies.

Operating lease obligations 12/31/2003 due in:		T€
	2004	11.640
	2005	11.582
	2006	10.450
	2007	8.538
	2008	11.829
	after 2008	48.285
Total operating lease obligations		102.324
- of which relating to affiliated companies		19.032

Purchase order commitments in connection with capital expenditure and regulatory requirements are within the normal scope of business.

Für weitere Information zu den "Beziehungen zu nahe stehenden Personen" verweisen wir auf die Angaben am Ende dieser Erläuterungen.

In den sonstigen Verbindlichkeiten sind vorwiegend Personalverpflichtungen (aus Urlaub und Gleitzeitguthaben der Mitarbeiter [T€ 27.663; i.V. T€ 39.275], aus Altersteilzeit [T€ 12.854; i.V. T€ 11.625]) und Verbindlichkeiten im Rahmen der sozialen Sicherheit (T€ 22.528; i.V. T€ 11.804) bilanziert.

Haftungsverhältnisse

Haftungen der Gruppe zum 31. Dezember 2003 bestehen mit T€ 128.000 (i.V. T€ 324.456) und beziehen sich vorwiegend auf Risk and Revenue Sharing Verträge.

Haftungen aus Risk and Revenue Sharing Verträgen	31.12.2003 T€		31.12.2002 T€	
	Brutto	Netto	Brutto	Netto
GE	31.032	29.480	57.148	49.997
IAE	39.129	37.622	47.558	40.354
PWA	19.315	18.350	199.943	189.945
Summe	89.476	85.452	304.649	280.296

Der Bruttowert ist der Gesamthaftungsbetrag, während der Nettobetrag um die dafür bilanzierten Rückstellungen reduziert wurde.

Bei der MTU Aero Engines GmbH bestehen für militärische und zivile Kooperationsprogramme nicht valutierbare Vertragsdurchführungsgarantien.

Sonstige finanzielle Verpflichtungen

Die sonstigen finanziellen Verpflichtungen aus Miet- und Leasingverträgen belaufen sich auf T€ 102.324 (i.V. T€ 90.104), wovon T€ 19.032 (i.V. T€ 2.706) auf verbundene Unternehmen entfallen.

Miet- und Leasing-Verpflichtungen zum 31.12.2003 fällig in:		T€
	2004	11.640
	2005	11.582
	2006	10.450
	2007	8.538
	2008	11.829
	nach 2008	48.285
Summe Miet- und Leasingverpflichtungen		102.324
- davon gegenüber verbundenen Unternehmen		19.032

Die sonstigen finanziellen Verpflichtungen aus dem Bestellobligo für Investitionen bewegen sich im geschäftsüblichen Rahmen.

Notes to the Consolidated Statement of Income

(19) Revenues

Revenues from sales of goods and services:	2003 M €	2002 M €
Sale of goods	1.153	1.379
Sale of services	787	918
Total	1.940	2.297

Analysis of revenues by business unit:		
Commercial aero engines programs	920	1.142
Military aero engines programs	447	461
Maintenance, repair and overhaul	573	694

Analysis of revenues by region:		
Germany	445	425
Other	1.495	1.872

Breakdown of non-German revenues:		
Other E.U. countries	239	236
Other European countries	9	17
North America	1.040	1.424
Asia	151	154
Africa	8	5
Other countries	48	36

Revenues by major customers	2003 %	2002 %
Pratt & Whittney Aircraft, USA	14,9%	16,6%
Pratt & Whitney Canada, Canada	2,5%	4,3%
General Electric Co., USA	14,6%	17,5%
IAE International Aero Engines AG, Switzerland	11,5%	10,4%
EUROJET Turbo GmbH, Germany	8,7%	8,1%
Turbo-Union Ltd., UK	9,7%	8,7%
Total	61,9%	65,6%

No other customer accounted for 5% or more of MTU's total net revenues for the periods presented. MTU expects that a significant portion of its future revenues will continue to be generated by these customers and points out that any substantial reduction in orders by one of these customers could have a material adverse effect on MTU's operating results and financial condition.

Erläuterungen zur Konzern-Gewinn- und Verlustrechnung

(19) Umsatzerlöse

Umsatzerlöse aus Lieferungen und Leistungen	2003 M €	2002 M €
Lieferungen	1.153	1.379
Dienstleistungen	787	918
Summe Umsatzerlöse	1.940	2.297

Umsatzerlöse nach Geschäftsbereichen		
Zivilgeschäft	920	1.142
Behördengeschäft	447	461
Zivile Instandsetzung	573	694

Umsatzerlöse nach Regionen		
Inland	445	425
Ausland	1.495	1.872

Umsatzerlöse nach Region Ausland		
Übrige EU Länder	239	236
Übriges Europa	9	17
Nordamerika	1.040	1.424
Asien	151	154
Afrika	8	5
Übrige Länder	48	36

Umsatzerlöse nach Hauptkunden	2003 %	2002 %
Pratt & Whittney Aircraft, USA	14,9%	16,6%
Pratt & Whitney Canada, Kanada	2,5%	4,3%
General Electric Co., USA	14,6%	17,5%
IAE International Aero Engines AG, Schweiz	11,5%	10,4%
EUROJET Turbo GmbH, Deutschland	8,7%	8,1%
Turbo-Union Ltd., Großbritannien	9,7%	8,7%
Summe	61,9%	65,6%

Kein anderer Kunde hat im Berichtsjahr 5 % oder mehr Anteil am MTU Umsatz. Wir erwarten, dass ein wesentlicher Teil der zukünftigen Umsätze weiterhin mit diesen Kunden erwirtschaftet wird und weisen darauf hin, dass eine substantielle Reduzierung von Bestellungen eines dieser Kunden grundlegend nachteilig auf das operative Ergebnis und die wirtschaftliche Lage der MTU wirken könnte.

(20) **Cost of sales**

	2003 T€	2002 T€
Cost of materials	1.206.265	1.293.195
Personnel expenses	447.690	444.828
Amortization and depreciation	59.990	52.817
Other	-14.164	189.418
Total cost of sales	1.699.781	1.980.258

(21) **Selling expenses**

	2003 T€	2002 T€
Cost of materials	16.308	9.506
Personnel expenses	47.129	40.316
Amortization and depreciation	379	1.289
Other	17.573	22.593
Total selling expenses	81.389	73.704

(22) **General administrative expenses**

	2003 T€	2002 T€
Personnel expenses	25.320	25.928
Amortization and depreciation	745	1.230
Other	23.445	17.411
Total general administrative expenses	49.510	44.569

(23) **Other operating income**

	2003 T€	2002 T€
Change in provisions for FX-contracts	5.847	112.639
Gains from FX-contracts	49.481	6.781
Exchange gains	23.940	35.354
Other	19.865	15.378
Total other operating income	99.133	170.152

Other comprise mainly release of accrued liabilities and payments of the insurance company for insured events.

(24) **Other operating expenses**

	2003 T€	2002 T€
Losses from FX-contracts	1.603	37.064
Exchange losses	84.466	83.512
Other	7.708	5.428
Total other operating expenses	93.777	126.004

(20) Umsatzkosten

	2003 T€	2002 T€
Materialaufwand	1.206.265	1.293.195
Personalaufwand	447.690	444.828
Abschreibungen	59.990	52.817
Übrige Umsatzkosten	-14.164	189.418
Summe Umsatzkosten	1.699.781	1.980.258

(21) Vertriebskosten

	2003 T€	2002 T€
Materialaufwand	16.308	9.506
Personalaufwand	47.129	40.316
Abschreibungen	379	1.289
Übrige Vertriebskosten	17.573	22.593
Summe Vertriebskosten	81.389	73.704

(22) Allgemeine Verwaltungskosten

	2003 T€	2002 T€
Personalaufwand	25.320	25.928
Abschreibungen	745	1.230
Übrige Verwaltungskosten	23.445	17.411
Summe allgemeine Verwaltungskosten	49.510	44.569

(23) Sonstige betriebliche Erträge

	2003 T€	2002 T€
Veränderung der Rückstellung für Kurssicherung	5.847	112.639
Gewinne aus Kurssicherungen	49.481	6.781
Laufende Währungsgewinne	23.940	35.354
Übrige sonstige betriebliche Erträge	19.865	15.378
Summe sonstige betriebliche Erträge	99.133	170.152

Die übrigen sonstige betriebliche Erträge enthalten hauptsächlich Erträge aus der Auflösung von Rückstellungen und Zahlungen von Versicherungen zum Ausgleich für Schäden.

(24) Sonstige betriebliche Aufwendungen

	2003 T€	2002 T€
Verluste aus Kurssicherungen	1.603	37.064
Laufende Währungsverluste	84.466	83.512
Übrige sonstige betriebliche Aufwendungen	7.708	5.428
Summe sonstige betriebliche Aufwendungen	93.777	126.004

(25) **Financial result**

Income from affiliated, associated and related companies	2003 T€		2002 T€	
Income from profit and loss transfer agreements		1.397		691
Income from tax allocation		210		443
Other income from affiliated, associated and related companies		612		3.154
- of which from affiliated companies	462		3.000	
Losses from associated companies		8.878		3.256
		-6.659		1.032
Interest Income				
Income from long-term financial assets		31		20
Other interest and similar income		9.854		18.836
- of which from affiliated companies	8.528		15.646	
Interest and similar expenses		4.660		4.452
- of which to affiliated companies	3.549		3.417	
		5.225		14.404
Other financial income (expense)				
Losses from write-down of securities		0		1.467
Losses on disposal of financial assets		355		0
Other financial expenses		262		0
Gains on disposal of financial assets		185		162
Income from reversal of write-downs on financial assets		992		17
Other financial income		106		297
		666		-991
Total financial result		-768		14.445

Income from profit and loss transfer agreements result from MTU Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, Munich, T€ 1.397 (PY T€ 640).

Income from tax allocation relate to MTU Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, Munich, T€ 210 (PY T€ 443).

Other income from affiliated, associated and related companies refer mostly to DaimlerChrysler "Retura" Beteiligungsverwaltungsgesellschaft mit beschränkter Haftung, Stuttgart, T€ 462 (T€ 3.462 dividends and expenses of T€ 3.000 from consolidation by using the equity method) (PY income of T€ 3.000 from consolidation by using the equity method) and EUROJET Turbo GmbH, Munich, T€ 132 (PY T€ 132).

Losses from associated companies are attributable to MTU Maintenance Zhuhai Co. Ltd, Zhuhai and Pratt & Whitney Canada Customer Service Centre Europe GmbH, Ludwigsfelde, from consolidation by using the equity method.

Income from write-up of securities which are held to cover Canadian pension obligations result from a increase in value of the respective securities.

(25) **Finanzergebnis**

Beteiligungsergebnis	2003 T€		2002 T€	
Erträge aus Gewinnabführung		1.397		691
Erträge aus Steuerumlagen		210		443
Erträge von verbundenen und assoziierten Unternehmen sowie Beteiligungen		612		3.154
- davon aus verbundenen Unternehmen	462		3.000	
Verluste von assoziierten Unternehmen		8.878		3.256
		-6.659		1.032
Zinsergebnis				
Erträge aus Ausleihungen des Finanzanlagevermögens		31		20
Sonstige Zinsen und ähnliche Erträge		9.854		18.836
- davon aus verbundenen Unternehmen	8.528		15.646	
Sonstige Zinsen und ähnliche Aufwendungen		4.660		4.452
- davon an verbundene Unternehmen	3.549		3.417	
		5.225		14.404
Übriges Finanzergebnis				
Abschreibungen auf Wertpapiere		0		1.467
Verluste aus dem Abgang von Gegenständen des Finanzanlagevermögens		355		0
Sonstige Finanzaufwendungen		262		0
Gewinne aus dem Abgang von Gegenständen des Finanzanlagevermögens		185		162
Erträge aus Zuschreibungen zu Vermögensgegenständen des Finanzanlagevermögens		992		17
Sonstige Finanzerträge		106		297
		666		-991
Summe Finanzergebnis		-768		14.445

Die Erträge aus Gewinnabführung betreffen die MTU Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, München, T€ 1.397 (i.V. T€ 640).

Die Erträge aus Steuerumlagen stammen von der MTU Versicherungsvermittlungs- und Wirtschaftsdienst GmbH, München, T€ 210 (i.V. T€ 443).

Die Erträge von verbundenen und assoziierten Unternehmen sowie Beteiligungen entfallen zum größten Teil auf die DaimlerChrysler "Retura" Beteiligungsverwaltungsgesellschaft mit beschränkter Haftung, Stuttgart, T€ 462 (T€ 3.462 Dividende und T€ 3.000 Aufwand aus der Equitybewertung) (i.V. T€ 3.000 Erträge aus der Equitybewertung) and EUROJET Turbo GmbH, München, T€ 132 (i.V. T€ 132).

Die Verluste von assoziierten Unternehmen resultieren aus den Equitybewertungen der Gesellschaften MTU Maintenance Zhuhai Co. Ltd., Zhuhai, und Pratt & Whitney Canada Customer Service Centre Europe GmbH, Ludwigsfelde.

Zuschreibungen zu Wertpapieren, die zur Absicherung der kanadischen Pensionsverpflichtungen gehalten werden, konnten vorgenommen werden, da der Kurswert der Papiere gestiegen ist.

(26) Extraordinary income

The profit mainly arose from merger of the MTU Beteiligungsgesellschaft mbH (Munich/Germany) with MTU Aero Engines GmbH (Munich/Germany).

(27) Income taxes

	2003 T€	2002 T€
Current income taxes	49.587	59.674
Deferred income taxes	-127	65
Total income taxes	49.460	59.739

(28) Expense for profit transfer

In accordance with the Profit and Loss Transfer Agreement dated December 21, 2000, MTU-M's profit of T€ 535.124 (PY T€ 220.098) was transferred to DaimlerChrysler Luft- und Raumfahrt Holding AG (Munich / Germany).

(26) **Außerordentliche Erträge**

Die außerordentlichen Erträge betreffen hauptsächlich den Gewinn aus der Verschmelzung der MTU Beteiligungsgesellschaft mbH, München, mit der MTU Aero Engines GmbH, München.

(27) **Steuern vom Einkommen und vom Ertrag**

	2003 T€	2002 T€
Ertragssteuern	49.587	59.674
Latente Steuern	-127	65
Summe Steuern vom Einkommen und vom Ertrag	49.460	59.739

(28) **Ergebnisverwendung**

Aufgrund des Ergebnisabführungsvertrages in der Fassung vom 21. Dezember 2000 wurde der Überschuss vor Ergebnisabführung der MTU-M in Höhe von T€ 535.124 (i.V. T€ 220.098) an die DaimlerChrysler Luft- und Raumfahrt Holding AG (München) abgeführt.

Additional information as to Company's consolidated results of operations

In continuation with the last year's reporting we show a reconciliation from Income from ordinary activities to Earnings before Interest and Taxes (EBIT) and Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) for the two years ended December, 31 as follows:

	2003	2002
	T€	T€
Income from ordinary activities	113.890	256.923
- Interest income	-5.225	-14.404
= **EBIT**	108.665	242.519
+ Depreciation and Amortization	62.010	56.724
= **EBITDA**	170.675	299.243
+ Expenses related to restructuring	31.164	11.283
= **Adjusted EBITDA**	201.839	310.526

In the period under review EBITDA has been significantly affected by transactions, which are not related to the Company's operating activities, however do not qualify as extraordinary items according to § 277 (4) HGB. On our operating results we make the following representations:

Due to ongoing losses since its inception in 1998 MTU-Canada has launched a restructuring program in 2002 to down-size its operations. Associated restructuring costs amount to T€ 7.365 (PY: T€ 10.052) and are related to write-off of inventories (T€ 2.799), write-off of receivables (T€ 975), expenses for reduction of personnel (T€ 1.066) and other expenses (T€ 2.525).

MTU Aero Engines GmbH recorded expenses of T€ 23.799 (PY T€ 1.231) for reduction of workforce.

These restructuring costs are included in cost of sales (T€ 20.589), selling expenses (T€ 6.483) and general administrative expenses (T€ 4.092).

Because of the USD/EUR exchange rate movement MTU has reported significant exchange losses, of which T€ 27.571 are attributable to the revaluation of USD cash balances. The latter is disclosed as other operating expenses (T€ 27.571; PY T€ 14.044).

Zusätzliche Informationen zum operativen Konzernergebnis

In Fortsetzung der letztjährigen Berichterstattung zeigen wir hier eine Überleitung vom Ergebnis der gewöhnlichen Geschäftstätigkeit zum Ergebnis vor Zinsen und Steuern (EBIT) und zum Ergebnis vor Zinsen, Steuern und Abschreibungen (EBITDA) für die beiden, am 31. Dezember endenden Geschäftsjahre:

	2003 T€	2002 T€
Ergebnis der gewöhnlichen Geschäftstätigkeit	113.890	256.923
- Zinsergebnis	-5.225	-14.404
= **EBIT**	108.665	242.519
+ Abschreibungen	62.010	56.724
= **EBITDA**	170.675	299.243
+ Restukturierungsaufwand	31.164	11.283
= **Bereinigtes EBITDA**	201.839	310.526

Im Berichtszeitraum wurde das EBITDA maßgeblich von Vorgängen beeinflusst, die eigentlich nicht zum normalen Betrieb gehören, die jedoch gemäß § 277 (4) HGB keine außerordentlichen Vorgänge sind. Zu unserem operativen Ergebnis geben wir deshalb folgende Ergänzungen:

Aufgrund anhaltender Verluste seit der Gründung in 1998 hat MTU-Canada in 2002 ein Restrukturierungsprogramm zur Reduzierung des Geschäftsumfanges aufgelegt. Die damit zusammenhängenden Kosten in Höhe von T€ 7.365 (i.V. T€ 10.052) wirken sich in Abwertungen der Vorräte (T€ 2.799), Wertberichtigungen der Forderungen (T€ 975), Aufwendungen für den Personalabbau (T€ 1.066) und anderen Aufwendungen (T€ 2.525) aus.

MTU Aero Engines GmbH verzeichnete Aufwendungen von T€ 23.799 (i.V. T€ 1.231) für die Reduzierung der Belegschaft.

Diese Restrukturierungskosten sind in den Umsatzkosten (T€ 20.589), Vertriebskosten (T€ 6.483) und allgemeinen Verwaltungskosten (T€ 4.092) enthalten.

Aufgrund der Veränderung des USD/EUR Wechselkurses sind bei MTU bedeutende Währungsverluste von T€ 27.571 aus der Umbewertung der US-Dollar-Bestände angefallen. Diese sind als sonstige betriebliche Aufwendungen (T€ 27.571; i.V. T€ 14.044) ausgewiesen.

Other disclosures

Personnel expenses

	2003 T€		2002 T€	
Wages and salaries		416.462		402.265
Social security, welfare and pension cost		109.466		97.660
- of which pension cost	31.436		29.890	
Total personnel expenses		525.928		499.925

Employees

Employees	Number Average for 2003	Number Dec 31, 2003	Number Average for 2002	Number Dec 31, 2002
Wage earners	3.589	3.396	3.804	3.731
Salary earners	4.236	4.167	4.049	4.228
Apprentices / trainees	410	449	358	417
Total number of employees	8.235	8.012	8.211	8.376

Cost of materials

	2003 T€	2002 T€
Cost of raw materials	541.770	594.037
Cost of purchased services	640.806	717.441
Total cost of materials	1.182.576	1.311.478

Other taxes

	2003 T€		2002 T€	
Expenses for other taxes		1.181		1.228
- of which not relating to the period under review	7		26	

Order intake

Business Unit	2003 M €	2003 %	2002 M €	2002 %
Commercial aero engine programs	1.397	49,55	1.233	55,72
Military aero engine programs	867	30,76	274	12,38
Commercial maintenance, repair and overhaul	555	19,69	706	31,90
Total order intake	2.819	100,00	2.213	100,00

Sonstige Angaben

Personalaufwand

	2003 T€		2002 T€	
Löhne und Gehälter		416.462		402.265
Soziale Abgaben und Aufwendungen für Altersversorgung und Unterstützung		109.466		97.660
- davon für Altersversorgung	31.436		29.890	
Summe Personalaufwand		525.928		499.925

Beschäftigte

	Anzahl		Anzahl	
	Durchschnitt für 2003	31. Dez. 2003	Durchschnitt für 2002	31. Dez. 2002
Arbeiter	3.589	3.396	3.804	3.731
Angestellte	4.236	4.167	4.049	4.228
Auszubildende / Praktikanten	410	449	358	417
Summe Beschäftigte	8.235	8.012	8.211	8.376

Materialaufwand

	2003 T€	2002 T€
Aufwendungen für Roh-, Hilfs- und Betriebsstoffe	541.770	594.037
Aufwendungen für bezogene Leistungen	640.806	717.441
Summe Materialaufwand	1.182.576	1.311.478

Sonstige Steuern

	2003 T€		2002 T€	
Aufwendungen für sonstige Steuern		1.181		1.228
- davon periodenfremd	7		26	

Auftragseingang

	2003		2002	
Geschäftsbereiche	M €	%	M €	%
Zivilgeschäft	1.397	49,55	1.233	55,72
Militärgeschäft	867	30,76	274	12,38
Zivile Instandsetzung	555	19,69	706	31,90
Summe Auftragseingang	2.819	100,00	2.213	100,00

Related party transactions

Receivables from related and associated companies

	2003 T€	2002 T€
Turbo Union Ltd.	31.870	35.701
EUROJET Turbo GmbH	28.951	15.967
MTU Maintenance Zhuhai Co. Ltd.	4.404	1.260
MTU-Turbomeca Rolls-Royce GmbH	3.735	533
Airfoil Services Sdn. Bhd.	1.406	0
EPI Europrop International GmbH	683	0
Total receivables from related and associated companies	71.049	53.461

Payables to related and associated companies

	2003 T€	2002 T€
IAE International Aero Engines AG	39.043	44.838
Pratt & Whitney Canada Customer Service Centre Europe GmbH	13.053	477
Ceramic Coating Centre	1	0
Total payables to related and associated companies	52.097	45.315

Receivables from related and associated parties mainly result from operating activities.

Transactions with DaimlerChrysler and its affiliates

MTU still participated in the DaimlerChrysler cash pooling system for the hole year 2003. Other transactions with DaimlerChrysler companies are not material. MTU received and performed services from and for DaimlerChrysler and its affiliates, including administrative, data processing, personnel administration, maintenance, security, financial and legal services.

Beziehungen zu nahe stehenden Personen

Forderungen gegen Beteiligungen und assoziierte Unternehmen

	2003 T€	2002 T€
Turbo Union Ltd.	31.870	35.701
EUROJET Turbo GmbH	28.951	15.967
MTU Maintenance Zhuhai Co. Ltd.	4.404	1.260
MTU-Turbomeca Rolls-Royce GmbH	3.735	533
Airfoil Services Sdn. Bhd.	1.406	0
EPI Europrop International GmbH	683	0
Summe Forderungen gegen Beteiligungen und assoziierte Unternehmen	71.049	53.461

Verbindlichkeiten gegenüber Beteiligungen und assoziierten Unternehmen

	2003 T€	2002 T€
IAE International Aero Engines AG	39.043	44.838
Pratt & Whitney Canada Customer Service Centre Europe GmbH	13.053	477
Ceramic Coating Centre	1	0
Summe Verbindlichkeiten gegenüber Beteiligungen und assoziierten Unternehmen	52.097	45.315

Die Forderungen gegen Beteiligungen und assoziierte Unternehmen betreffen hauptsächlich den Liefer- und Leistungsverkehr.

Geschäftsvorfälle mit DaimlerChrysler und dessen verbundene Unternehmen

MTU war das ganze Jahr 2003 in das DaimlerChrysler Cash-Pooling-System eingebunden. Andere Geschäftsvorfälle mit DaimlerChrysler Gesellschaften sind nicht wesentlich. MTU erhält und vollbringt Dienstleistungen von und für DaimlerChrysler und dessen verbundene Unternehmen für Verwaltung, Datenverarbeitung, Personalwirtschaft, Instandhaltung, Sicherheit sowie wirtschaftliche und rechtliche Fragestellungen.

List of investments

The main investments in affiliated and associated companies at December 31, 2003 were as follows:

Name, registered office	Share-holding (%)	Equity Dec 31, 2003 T€	Result 2003 T€
Affiliated companies			
MTU München Unterstützungskasse GmbH, Munich	100,0	6.392	-593
Associated companies			
Airfoil Services Sdn. Bhd., Shah Alam *)	50,0	1.972	-86
MTU Maintenance Zhuhai Co.Ltd., Zhuhai *)	50,0	37.731	-16.976
Pratt & Whitney Canada Customer Service Centre Europe GmbH, Ludwigsfelde	50,0	5.578	-4.648

*) Equity translated at closing rate on December 31, 2003. Result translated at average exchange rate for 2003.

Publication of individual company financial statements

The individual company financial statements as of December 2003 of German companies with a profit and loss transfer agreement with MTU Aero Engines GmbH included in MTU's consolidated financial statements will not be published in accordance with § 264 (3) HGB.

Representative bodies of the Company

Remuneration of the members of the Executive Management (Geschäftsführung) of MTU Aero Engines GmbH amounted to T€ 1.819. Remuneration of the Supervisory Board amounted to T€ 79. Remuneration of former members of the Executive Management and their surviving dependants amounted to T€ 710. Pension obligations to former members of the Executive Management and their surviving dependants amount to T€ 7.216 (included in accrued pension liabilities).

Anteilsbesitz

MTU hält zum 31.Dezember 2003 wesentliche Anteile an folgenden Gesellschaften:

Name und Sitz der Gesellschaft	Anteil am Kapital (%)	Eigen-kapital 31. Dez. 2003 T€	Ergebnis 2003 T€
Verbundene Unternehmen			
MTU München Unterstützungskasse GmbH, München	100,0	6.392	-593
Assoziierte Unternehmen			
Airfoil Services Sdn. Bhd., Shah Alam *)	50,0	1.972	-86
MTU Maintenance Zhuhai Co.Ltd., Zhuhai *)	50,0	37.731	-16.976
Pratt & Whitney Canada Customer Service Centre Europe GmbH, Ludwigsfelde	50,0	5.578	-4.648

*) Das Eigenkapital wurde zum Stichtagskurs 31.12.2003, das Ergebnis mit dem Durchschnittskurs für 2003 umgerechnet.

Veröffentlichung der Einzelabschlüsse

Die Einzelabschlüsse 2003 der deutschen, konsolidierten Gesellschaften mit einem Ergebnisabführungsvertrag mit der MTU Aero Engines GmbH werden, gemäß § 264 (3) HGB, nicht veröffentlicht.

Organe

Die Geschäftsführung der MTU-M erhält Gesamtbezüge in Höhe von 1.819 TEuro. Die Vergütungen des Aufsichtsrats betragen 79 TEuro. Die Gesamtbezüge ehemaliger Geschäftsführer und ihrer Hinterbliebenen belaufen sich auf 710 TEuro. Für die Pensionsverpflichtungen gegenüber ehemaligen Geschäftsführern und ihren Hinterbliebenen sind insgesamt 7.216 TEuro zurückgestellt (enthalten in den Rückstellungen für Pensionen).

Members of the Executive Management (Geschäftsführung):

Dr. Klaus Steffens (Chief Executive Officer)	Munich, Germany
Dr. Rudolf Müller (until January 26, 2004) (Human Ressources)	Munich, Germany
Dr. Michael Süß (Operations)	Munich, Germany
Reiner Winkler (Finance)	Munich, Germany

Members of the Supervisory Board:

Dr. rer. pol. Manfred Bischoff (President) Delegate for aerospace of DaimlerChrysler AG	Starnberg, Germany
Günter Sroka (Vice President) * Chairman of the Works Council of MTU Aero Engines GmbH	Dachau, Germany
Harald Flassbeck * Representative of IG Metall Verwaltungsstelle Munich	Unterhaching, Germany
Herbert Kauffmann Head of Group Accounting/Controlling of DaimlerChrysler AG	Stuttgart, Germany
Michael Keller * Qualified engineer (university of applied sciences)	Aindling, Germany
Dr. Edgar Krökel Vice President Mergers & Acquisition of DaimlerChrysler AG	Stuttgart, Germany
Prof. Dr. rer. nat. Walter Kröll President Helmholz-Gemeinschaft Deutscher Forschungszentren	Cologne, Germany
Josef Mailer * Mechanic for flight engines	Dachau, Germany
Dr. rer. pol. Klaus Mehrens * Regional Head of IG Metall Frankfurt / Main	Frankfurt/Main, Germany
Karl Trautmann * Vice President of the Works Council of MTU Aero Engines GmbH	Dachau, Germany
Prof. Klaus-Dieter Vöhringer Managing board member research & technology of DaimlerChrysler AG	Stuttgart, Germany
Dr. Sigmar Wittig Chairment of the Management Board of DLR Deutsches Zentrum für Luft- und Raumfahrt	Cologne, Germany

* employees' representative

Munich, January 27, 2004

Dr. Steffens   Dr. Süß   Winkler

Mitglieder der Geschäftsführung:

Dr. Klaus Steffens (Vorsitzender)	München
Dr. Rudolf Müller (bis 26. Januar 2004) (Personal)	München
Dr. Michael Süß (Technik)	München
Reiner Winkler (Finanzen)	München

Mitglieder des Aufsichtsrats:

Dr. rer. pol. Manfred Bischoff (Vorsitzender) Deligierter der DaimlerChrysler AG für Luft- und Raumfahrt	Starnberg
Günter Sroka (stellvertretender Vorsitzender) * Vorsitzender des Betriebsrats der MTU Aero Engines GmbH	Dachau
Harald Flassbeck * Erster Bevollmächtigter der IG Metall Verwaltungsstelle München	Unterhaching
Herbert Kauffmann Leiter Konzerncontrolling/-rechnungswesen der DaimlerChrysler AG	Stuttgart
Michael Keller * Dipl.Ing (FH)	Aindling
Dr. Edgar Krökel Vice President Mergers & Acquisition der DaimlerChrysler AG	Stuttgart
Prof. Dr. rer. nat. Walter Kröll Präsident der Helmholz-Gemeinschaft Deutscher Forschungszentren	Köln
Josef Mailer * Flugtriebwerkmechaniker	Dachau
Dr. rer. pol. Klaus Mehrens * Bezirksleiter der IG Metall Frankfurt / Main	Frankfurt
Karl Trautmann * Stellvertretender Betriebsratsvorsitzender der MTU Aero Engines GmbH	Dachau
Prof. Klaus-Dieter Vöhringer Vorstand Forschung & Technologie der DaimlerChrysler AG	Stuttgart
Dr. Sigmar Wittig Vorstandsvorsitzender der DLR Deutsches Zentrum für Luft- und Raumfahrt	Köln

* Arbeitnehmervertreter

München, den 27. Januar 2004

Dr. Steffens   Dr. Süß   Winkler

Consolitated Statement of Non-Current Assets

sands of Euro

	Acquisition or Manufacturing Cost						Depreciation / Amortization							Book Value *)	
	Balance at January 01, 2003	Currency change	Additions	Reclassi-fications	Disposals	Balance at December 31, 2003	Balance at January 01, 2003	Currency change	Additons	Reclassi-fications	Reversals	Disposals	Balance at December 31, 2003	Balance at December 31, 2003	Balance at December 31, 2002
gible Assets															
es and usufructuary rights	61.152	-3.153	2.425	560	1.588	59.396	11.706	-950	6.940	0	0	1.286	16.410	42.986	49.446
ill	5.186	0	0	0	0	5.186	252	0	345	0	0	0	597	4.589	4.934
	66.338	-3.153	2.425	560	1.588	64.582	11.958	-950	7.285	0	0	1.286	17.007	47.575	54.380
erty, plant and equipment															
state, leasehold rights and buildings	212.999	-634	634	687	826	212.860	143.966	-71	4.444	0	0	398	147.941	64.919	69.033
cal equipment, plant and machinery	411.617	-2.399	18.531	10.297	7.897	430.149	333.128	-744	28.012	-42	0	6.711	353.643	76.506	78.489
equipment, fixtures, furniture and equipment	214.907	-521	28.653	7.554	15.355	235.238	174.878	-234	22.269	42	0	14.917	182.038	53.200	40.029
ce payments and construction in progress	20.797	-71	16.536	-19.098	18	18.146	0	0	0	0	0	0	0	18.146	20.797
	860.320	-3.625	64.354	-560	24.096	896.393	651.972	-1.049	54.725	0	0	22.026	683.622	212.771	208.348
ncial Assets															
nent in affiliated companies	398.852	0	541	-1.095	397.770	528	164.892	0	0	0	0	164.866	26	502	233.960
to affiliated companies	282	0	0	-282	0	0	69	0	0	-69	0	0	0	0	213
nent in related companies	555	0	4.163	1.095	0	5.813	0	0	0	0	0	0	0	5.813	555
to related companies	3.906	0	2.926	282	137	6.977	0	0	0	69	0	0	69	6.908	3.906
nent in associated companies	31.814	-3.865	0	0	8.878	19.071	0	0	0	0	0	0	0	19.071	31.814
erm securities	12.624	122	0	0	0	12.746	2.125	-47	0	0	987	0	1.091	11.655	10.499
oans	1.244	0	1.016	0	295	1.965	196	0	0	0	5	174	17	1.948	1.048
	449.277	-3.743	8.646	0	407.080	47.100	167.282	-47	0	0	992	165.040	1.203	45.897	281.995
	1.375.935	-10.521	75.425	0	432.764	1.008.075	831.212	-2.046	62.010	0	992	188.352	701.832	306.243	544.723

ency translation changes with period end rates.

Konzern - Anlagevermögen

in Tausend Euro

	Anschaffungs- / Herstellungskosten						Abschreibungen							Buchwerte *)	
	1.1.2003	Währungs-änderungen	Zugänge	Umbu-chungen	Abgänge	31.12.2003	1.1.2003	Währungs-änderungen	Zugänge	Umbu-chungen	Zuschrei-bungen	Abgänge	31.12.2003	31.12.2003	31.12.2002
Immaterielle Vermögensgegenstände															
Nutzungsrechte und Lizenzen	61.152	-3.153	2.425	560	1.588	59.396	11.706	-950	6.940	0	0	1.286	16.410	42.986	49.446
Firmenwerte	5.186	0	0	0	0	5.186	252	0	345	0	0	0	597	4.589	4.934
	66.338	-3.153	2.425	560	1.588	64.582	11.958	-950	7.285	0	0	1.286	17.007	47.575	54.380
Sachanlagen															
Grundstücke, grundstücksgleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken	212.999	-634	634	687	826	212.860	143.966	-71	4.444	0	0	398	147.941	64.919	69.033
Technische Anlagen und Maschinen	411.617	-2.399	18.531	10.297	7.897	430.149	333.128	-744	28.012	-42	0	6.711	353.643	76.506	78.489
Andere Anlagen, Betriebs- und Geschäftsausstattung	214.907	-521	28.653	7.554	15.355	235.238	174.878	-234	22.269	42	0	14.917	182.038	53.200	40.029
Geleistete Anzahlungen und Anlagen im Bau	20.797	-71	16.536	-19.098	18	18.146	0	0	0	0	0	0	0	18.146	20.797
	860.320	-3.625	64.354	-560	24.096	896.393	651.972	-1.049	54.725	0	0	22.026	683.622	212.771	208.348
Finanzanlagen															
Anteile an verbundenen Unternehmen	398.852	0	541	-1.095	397.770	528	164.892	0	0	0	0	164.866	26	502	233.960
Ausleihungen an verbundene Unternehmen	282	0	0	-282	0	0	69	0	0	-69	0	0	0	0	213
Beteiligungen	555	0	4.163	1.095	0	5.813	0	0	0	0	0	0	0	5.813	555
Ausleihungen an Beteiligungen	3.906	0	2.926	282	137	6.977	0	0	0	69	0	0	69	6.908	3.906
Anteile an assoziierten Unternehmen	31.814	-3.865	0	0	8.878	19.071	0	0	0	0	0	0	0	19.071	31.814
Wertpapiere des Anlagevermögens	12.624	122	0	0	0	12.746	2.125	-47	0	0	987	0	1.091	11.655	10.499
Sonstige Ausleihungen	1.244	0	1.016	0	295	1.965	196	0	0	0	5	174	17	1.948	1.048
	449.277	-3.743	8.646	0	407.080	47.100	167.282	-47	0	0	992	165.040	1.203	45.897	281.995
	1.375.935	-10.521	75.425	0	432.764	1.008.075	831.212	-2.046	62.010	0	992	188.352	701.832	306.243	544.723

*) Währungsumrechnung mit Kursen am jeweiligen Bilanzstichtag

MTU Aero Engines GmbH - Consolidated Statement of Changes in Equity

Thousands of Euro	Capital Stock	Additional Paid-In-Capital	Retained Earnings	Shareholders Equity	Minority Interest	Total Equity
Balance at January 1, 2002	80.068	13.559	9.458	103.085	0	103.085
Dividends paid			-220.098	-220.098		-220.098
Translation adjustments			-8.824	-8.824	0	-8.824
Net Income			197.184	197.184	0	197.184
Balance at December 31, 2002	80.068	13.559	-22.280	71.347	0	71.347
Dividends paid		-13.559	-535.124	-548.683		-548.683
Translation adjustments			-11.281	-11.281		-11.281
Net Income			66.767	66.767		66.767
Balance at December 31, 2003	80.068	0	-501.918	-421.850	0	-421.850

MTU Aero Engines GmbH - Konzern-Eigenkapital

in Tausend Euro	Gezeichnetes Kapital	Kapital-rücklage	Gewinn-rücklagen	Eigen-kapital MTU	Fremd-anteile	Eigen-kapital gesamt
Bilanzwert zum 1. Januar 2002	80.068	13.559	9.458	103.085	0	103.085
Ergebnisabführung			-220.098	-220.098		-220.098
Währungsveränderungen			-8.824	-8.824	0	-8.824
Ergebnis			197.184	197.184	0	197.184
Bilanzwert zum 31. Dezember 2002	80.068	13.559	-22.280	71.347	0	71.347
Ergebnisabführung		-13.559	-535.124	-548.683		-548.683
Währungsveränderungen			-11.281	-11.281		-11.281
Ergebnis			66.767	66.767		66.767
Bilanzwert zum 31. Dezember 2003	80.068	0	-501.918	-421.850	0	-421.850

MTU Aero Engines GmbH - Consolidated Statement of Cash Flow

Thousands of Euro

	2003		2002	
Net income excluding extrordinary items		**64.430**		**197.184**
Non-cash income and expenses		**-1.496**		**-48.427**
Depreciation/write-downs/write-ups on non-current assets	61.018		58.174	
Profit/loss from associated companies	11.878		256	
Change in accrued pensions	20.720		18.629	
Change in other accrued liabilities	-95.051		-125.488	
Change in deferred tax assets	-61		2	
Gain/loss on disposals of non-current assets		**235**		**-1.010**
Change in current assets and liabilities (excluding items with financial character)		**56.797**		**74.448**
Inventories	58.250		106.410	
Receivables (excluding financial receivables)	83.006		41.439	
Liabilities (excluding financial liabilities)	-84.459		-73.401	
Extraordinary income		**2.337**		**0**
Cash flow from operating activities		**122.303**		**222.195**
Investments in intangible assets and property, plant and equipment	-66.779		-102.732	
Investments in financial assets	-8.646		-16.305	
Proceeds from disposals of non-current assets	232.041		13.144	
Repayment of loans	258		708	
Cash flow from investing activities		**156.874**		**-105.185**
Change in financial liabilities	197		-4.323	
Dividends paid / distribution of additional-paid-in-capital	-548.683		-220.098	
Foreign exchange translation adjustments	-2.806		5.185	
Change in consolditation scope	0		-6.672	
Cash flow from financing activities		**-551.292**		**-225.908**
Cash flow for the year		**-272.115**		**-108.898**
Net financial position at beginning of the period		**289.436**		**398.334**
Net financial position at end of the period		**17.321**		**289.436**
Net financial position		**17.321**		**289.436**
Cash	4.633		14.246	
Financial receivables (cash concentration)	23.218		311.021	
Financial payables (cash concentration)	-10.530		-35.831	

MTU Aero Engines GmbH - Konzern-Cash Flow

in Tausend Euro

	2003		2002	
Überschuß vor Ergebnisabführung (vor außerordentlichen Posten)		**64.430**		**197.184**
Zahlungsunwirksame Aufwendungen und Erträge		**-1.496**		**-48.427**
Ab-/Zuschreibungen auf Gegenstände des Anlagevermögens	61.018		58.174	
Gewinne/Verluste von assoziierten Unternehmen	11.878		256	
Veränderung der Pensionsrückstellungen	20.720		18.629	
Veränderung der übrigen Rückstellungen	-95.051		-125.488	
Veränderung der aktiven latenten Steuern	-61		2	
Gewinne/Verluste aus dem Abgang von Anlagevermögen		**235**		**-1.010**
Veränderungen des Umlaufvermögens und der Verbindlichkeiten (soweit nicht dem Finanzbereich zuordenbar)		**56.797**		**74.448**
Vorräte	58.250		106.410	
Forderungen (außer Finanzforderungen)	83.006		41.439	
Verbindlichkeiten (außer Finanz-verbindlichkeiten)	-84.459		-73.401	
Außerordentliche Erträge		**2.337**		**0**
Cash flow aus laufender Geschäftstätigkeit		**122.303**		**222.195**
Zugänge zu Sachanlagen und immateriellen Vermögensgegenständen	-66.779		-102.732	
Zugänge zu Finanzanlagen	-8.646		-16.305	
Erlöse aus Anlagenabgängen	232.041		13.144	
Rückzahlungen von Ausleihungen	258		708	
Cash flow aus Investitionstätigkeit		**156.874**		**-105.185**
Veränderung der Finanzverbindlichkeiten	197		-4.323	
Ergebnisabführung / Rücklagenausschüttung	-548.683		-220.098	
Wechselkursänderungen	-2.806		5.185	
Veränderung des Konsolidierungskreises	0		-6.672	
Cash flow aus Finanztätigkeit		**-551.292**		**-225.908**
Cash flow		**-272.115**		**-108.898**
Finanzmittel am Jahresanfang		**289.436**		**398.334**
Finanzmittel am Jahresende		**17.321**		**289.436**
Finanzmittel		**17.321**		**289.436**
Zahlungsmittel	4.633		14.246	
Liquiditätsanlagen bei DCAG	23.218		311.021	
Kurzfristige Finanzverbindlichkeiten DCX	-10.530		-35.831	

Group Management Report
of
MTU Aero Engines GmbH, Munich
at December 31, 2003

Overview of the financial year 2003

MTU Aero Engines GmbH and its subsidiaries (MTU Group) develop, manufacture, sell and service engines used in aircraft, helicopters and power generation plants.

Working together with European, American and Japanese manufacturers, the MTU Group produces jet and turbo shaft engines for military, commercial and business aircraft and helicopters. In the case of turbines for aircraft, the Company's cooperation partners or joint selling companies are responsible for sales activities.

The MTU Group reporting entity consists of MTU Munich and 8 subsidiaries/investments in other companies, including 4 based outside Germany.

The key performance figures of the group are dominated by the financial condition of MTU Aero Engines GmbH.

MTU Aero Engines GmbH	2003	2002
Net sales (in € million)	**1.940**	**2.297**
of which outside Germany (%)	*77*	*81*
Order book (in € million)	**3.059**	**2.180**
Order intake (in € million)	**2.819**	**2.213**
Reseach and development (in € million)	**227**	**229**
Investment in intangible assets and PPE (in € million)	**67**	**103**
Employees (number at balance sheet date)	**8.012**	**8.376**
Profit from ordinary activities (in € million)	**114**	**257**

Konzernlagebericht der MTU Aero Engines GmbH, München zum 31. Dezember 2003

Das Geschäftsjahr 2003 im Überblick

Die MTU Aero Engines GmbH und ihre Tochtergesellschaften (MTU-Konzern) entwickeln, produzieren, vermarkten und betreuen Antriebe für Anwendungen in Flugzeugen, Hubschraubern und Anlagen zur Energieerzeugung.

Zusammen mit europäischen, amerikanischen und japanischen Herstellern produziert der MTU-Konzern Strahl- und Wellentriebwerke für Militär-, Verkehrs- und Geschäftsreiseflugzeuge sowie für Hubschrauber. Bei Antrieben für Flugzeuge liegt der Vertrieb bei den Kooperationspartnern oder gemeinsamen Vertriebsgesellschaften.

Zum Konsolidierungskreis des MTU-Konzerns zählen neben MTU München 8 weitere Tochter- und Beteiligungsgesellschaften, davon 4 ausländische.

Die Konzernkennzahlen werden wesentlich von der wirtschaftlichen Lage der MTU Aero Engines GmbH geprägt.

MTU Aero Engines GmbH	2003	2002
Umsatz (in Mio. €)	**1.940**	**2.297**
Auslandsanteil (%)	*77*	*81*
Auftragsbestand (in Mio.€)	**3.059**	**2.180**
Auftragseingang (in Mio. €)	**2.819**	**2.213**
Forschungs- und Entwicklungsaufwand (in Mio. €)	**227**	**229**
Investitionen in Sachanlagen und imm. VG (in Mio. €)	**67**	**103**
Mitarbeiter (Anzahl am Stichtag)	**8.012**	**8.376**
Ergebnis der gewöhnlichen Geschäftstätigkeit (in Mio. Euro)	**114**	**257**

Group Management Report of MTU Aero Engines GmbH, Munich at December 31, 2003

Review of operations

The main factors during the financial year 2003 were the after-effects of the terrorist attacks on September 11, 2001, the SARS crisis and the Iraq conflict. Each of these issues took its toll on the aviation industry during the year. The MTU Group again suffered a fall in demand, particularly in the area of commercial series and maintenance business.
The MTU Group recorded net sales of euro 1.9 million in 2003, 16 % below the previous year. The main factors were the sharp decline in value of the US dollar and lower demand in the commercial sector. Revenues from commercial-sector programs amounted to euro 0.9 billion, 19 % less than in 2002. Revenues from government-sector business fell by 3 % to euro 0.4 billion. This was partly attributable to rescheduling of EJ200 program series deliveries. Net sales from commercial engine maintenance fell by 17 % to euro 0.6 million, with the US dollar rate again playing an important role.
Order-intake for civil and governmental business developed positively: new orders for the TP400-D6 contributed to the fact that the order-intake for governmental programs, at euro 0.9 billion, was 2.2 times higher than in the previous year. The order-intake for commercial-sector business rose to euro 1.4 billion (+ 13 %) mainly on the back of the PW6000, GP7000 and PW2000 programs. Order-intake in the area of commercial-sector maintenance, at euro 0.6 billion, was 21 % down on the previous year, whereby the decline in the US dollar rate had a significant impact. The order book at December 31, 2003 stood at euro 3.1 billion, 40 % higher than at the end of the previous year.
Up to December 31, 2003, the MTU Group was integrated into the DaimlerChrysler Group. Cash-pooling arrangements and financing by the ultimate group parent company, DaimlerChrysler AG, played an important role up to that date.

Employees

In 2003, it was necessary to down-size the workforce in line with the reduced capacity utilization level. The Group had 8,012 employees worldwide at December 31, 2003. The workforce was therefore reduced by 364 employees, most of them from MTU Aero Engines GmbH and MTU Maintenance Canada.

MTU Sub-Group leaves the DaimlerChrysler Group

A contract between DaimlerChrysler AG and Kohlberg, Kravis Roberts & Co was signed on November 20, 2003, as a result of which the MTU Group companies were sold with effect from the new year.

The strategy and operating polices of the MTU Group will not be significantly altered as a consequence of the change in ownership. The MTU Group will continue to be a reliable partner for systems manufacturers, a systems house for engines used by the German Army and a leading provider of commercial-sector maintenance services.

Wirtschaftlicher Verlauf

Im Geschäftsjahr 2003 waren die Nachwirkungen der Terroranschläge am 11. September 2001, die SARS-Krise und der Irak-Konflikt wesentliche Ereignisse, die sich im Geschäftsverlauf der Luftfahrtindustrie ausgewirkt haben. Der MTU-Konzern musste insbesondere im zivilen Serien- und Instandsetzungsgeschäft einen erneuten Nachfragerückgang hinnehmen.
Der Konzernumsatz 2003 lag mit 1,9 Mrd. Euro um 16 % unter dem Vorjahr. Wesentliche Ursachen dafür waren der heftige Rückgang des US-Dollarkurses sowie niedrigere Nachfrage im Zivilgeschäft. Der Umsatz mit zivilen Programmen belief sich auf 0,9 Mrd. Euro, womit das Jahr 2002 um 19 % unterschritten wurde. Im Behördengeschäft ging der Umsatz um 3 % auf 0,4 Mrd. Euro zurück. Hier haben sich insbesondere die Verschiebungen der Serienlieferungen im Programm EJ200 ausgewirkt. In der zivilen Instandsetzung fielen die Umsätze gegenüber dem Vorjahr um 17 % auf 0,6 Mrd. Euro, wobei der USD-Kurs eine wesentliche Rolle spielt.
Die Auftragseingänge im Zivil- und Behördengeschäft haben sich positiv entwickelt: Bei den Behördenprogrammen hat der Auftragseingang für die TP400-D6 zu einer Erhöhung um das 2,2 fache auf 0,9 Mrd. Euro beigetragen und im zivilen Bereich haben die Programme PW6000, GP7000 und PW2000 zum Zuwachs auf 1,4 Mrd. Euro (13 %) beigetragen. Bei der zivilen Instandhaltung lagen die Auftragseingänge mit 0,6 Mrd. Euro um 21 % unter dem Vorjahreswert, wobei der Verfall des Dollarkurses einen wesentlichen Einfluss hat. Der Auftragsbestand beträgt zum Jahresende 3,1 Mrd. Euro, womit der Vorjahreswert um 40 % übertroffen wird.
Der MTU-Konzern war bis Ende des Geschäftsjahres 2003 in den DaimlerChrysler Konzern eingebunden. Ein wesentlicher Bestandteil ist hierbei das cash-pooling und die Finanzierung durch die Obergesellschaft DaimlerChrysler AG.

Mitarbeiter

Die Zahl der Mitarbeiter musste in 2003 an die rückläufige Auslastung angepasst werden. Am 31. Dezember 2003 waren im Konzern 8.012 Mitarbeiter beschäftigt. Gegenüber dem Endstand im Vorjahr ist damit ein Abbau um 364 Mitarbeitern zu verzeichnen, der hauptsächlich auf die MTU Aero Engines GmbH und die MTU Maintenance Canada entfällt.

MTU Teilkonzern scheidet aus dem DaimlerChrysler Konzern aus

Am 20. November 2003 wurde der Vertrag zwischen der DaimlerChrysler AG und Kohlberg, Kravis Roberts & Co unterzeichnet, der den Verkauf der MTU-Gesellschaften zum Jahreswechsel vollzieht.

Durch den Wechsel des Anteilseigners wird sich die Geschäftspolitik des MTU-Konzerns nicht signifikant verändern. Der MTU-Konzern wird weiterhin zuverlässiger Partner der Systemhersteller, Systemhaus für die Triebwerke der Bundeswehr und führender Anbieter ziviler Instandsetzungsleistungen bleiben.

Group companies

MTU Aero Engines GmbH, Munich

The financial year 2003 for MTU Aero Engines GmbH (MTU) saw a further drop in demand for commercial-sector business, affecting both the series and maintenance lines of business. This development was attributable to after-effects of the terrorist attacks on September 11, 2001, the Iraq conflict and the SARS crisis. In addition, the decline in value of the US dollar reduced the reported net sales of the MTU Group. As a result, it was necessary in 2003 to determine and initiate a number of measures in response to the situation.

Order book situation remains stable

Net sales fell by 17 % compared to the previous year, with the brunt of the decline relating to civil-sector business. Net sales from governmental business was only slightly down on the previous year: the two offsetting factors here were that the development phase of the EJ200 is slowly coming to an end whereas series deliveries for the EJ200 and MTR390 program are building up.

MTU recorded net sales of euro 0.9 billion on commercial-sector business, down 23 % against the previous year. Approximately two thirds of this was attributable to the lower US dollar exchange rate.

Net sales from governmental business amounted to euro 0.4 billion, 3 % lower than in the previous year.

Order-intake for commercial-sector programs was 10 % up on the previous year despite the weaker US dollar exchange rate. The higher level of new orders for the PW2000, GP7000 and PW6000 programs more than offset reductions in other programs, in particular CF6, V2500, PW4000G and PW300/500. Mainly as a result of orders for the TP400, order-intake for governmental programs overall was 2.2 times higher than in the previous year. Other governmental programs, in particular the RB199 and EJ200, also reported higher order-intake.

The order-book at December 31, 2003 stood at euro 2.9 billion, 45 % higher than one year earlier. Arithmetically, the order-book is sufficient to provide work for approximately 26 months (December 31, 2002: 15 months).

Die Konzerngesellschaften

MTU Aero Engines GmbH, München

Das Geschäftsjahr 2003 der MTU Aero Engines GmbH (MTU) war wesentlich durch eine weitere Abschwächung der Nachfrage im Zivilgeschäft geprägt, die sich sowohl im Serien-, als auch im Instandsetzungsgeschäft ausgewirkt hat. Hintergrund dafür waren die Nachwirkungen der Terroranschläge vom 11. September 2001, die kriegerischen Auseinandersetzungen im Irak und die SARS-Krise. Zusätzlich hat der Verfall des US-Dollar-Kurses den Umsatz der MTU reduziert. Daher war die MTU in 2003 gezwungen, erforderliche Anpassungsmaßnahmen zu definieren und deren Umsetzung einzuleiten.

Auftragslage weiter stabil

Beim Umsatz ist gegenüber dem Vorjahr eine Minderung um 17 % zu verzeichnen, wobei die Abnahme hauptsächlich auf das zivile Geschäft entfällt. Im Behördengeschäft, in dem das Auslaufen der EJ200 Entwicklung den anlaufenden Serienlieferungen bei den Programmen EJ200 und MTR390 gegenüber steht, ist der Umsatz gegenüber 2002 nur leicht gesunken.
Mit den zivilen Programmen erzielte MTU einen Umsatz von 0,9 Mrd. Euro, der allerdings um 23 % unter dem Vorjahresumsatz liegt. Der Rückgang ist zu rd. zwei Drittel durch den Kursverfall des USD bedingt.
Der Umsatz im Behördengeschäft erreichte 0,4 Mrd. Euro, womit er 3 % unter dem Vorjahreswert liegt.
Der Auftragseingang bei den zivilen Programmen lag trotz der Kursabschwächung des US-Dollar um 10 % über dem Vorjahr. Höhere Auftragseingänge bei PW2000, GP7000 und PW6000 haben die Reduzierungen, insbesondere bei der CF6, der V2500, der PW4000G und bei der PW300/500 überkompensiert. Im wesentlichen durch die Beauftragung der TP400 ist bei den Behördenprogrammen der Auftragseingang um das 2,2-fache angestiegen. Aber auch in anderen Behördenprogrammen, insbesondere der RB199 und der EJ200, waren höhere Auftragseingänge zu verzeichnen.
Damit ist der Auftragsbestand am Jahresende mit 2,9 Mrd. Euro um 45 % höher als im Vorjahr. Dieser Auftragsbestand deckt rechnerisch die Beschäftigung für rd. 26 (i. V. 15) Monate.

Results influenced by special factors

The Group reports an income from ordinary activities of euro 160 million for the financial year 2003, 42.7 % lower than in 2002. In the previous year, the reduction of provisions relating to currency hedging, recognized as a result of the stronger euro, had a positive effect on earnings, whereas in 2003 this effect was no longer material. Moreover, measures initiated in 2003 to reduce the workforce as fairly as possible, also had a negative impact on results. The operating income, adjusted for the effect of provisions for currency hedging and the workforce reduction, improved by 4.7 %, despite the fact that research and development expenditure for the GP7000 und PW6000 programs, which will be important for the Group in the future, was increased again.

Extraordinary income of euro 0.5 billion arose in 2003 in conjunction with the change in shareholder. This includes gains of euro 0.3 billion on the sale of MTU Maintenance Hannover GmbH, MTU Maintenance Berlin-Brandenburg GmbH and ATENA Gesellschaft für Engineering Services mbH to MTU Beteiligungsgesellschaft mbH as well a further gain of euro 0.2 billion from MTU's contribution of land and buildings to Grundstücksverwaltungsgesellschaft MTU Aero Engines GmbH & Co. OHG. By contrast, restructuring measures relating to MTU Maintenance Canada, partially caused by the application for protection from creditors by Air Canada, the shareholder at that date, resulted in an extraordinary expense of euro 0.1 billion in the form of impairment losses on loans and MTU's cost of investment.
The extraordinary gains were tax-free and, hence, did not give rise to any tax expense. MTU Beteiligungsgesellschaft mbH was merged into MTU as at November 30, 2003. The assets and liabilities of Grundstücksverwaltungsgesellschaft MTU Aero Engines GmbH & Co. OHG were automatically transferred to MTU as at December 30, 2003 as the second shareholder withdrew. Based on the Profit and Loss Transfer Agreement still in place at December 31, 2003, the net income for the year of euro 0.5 billion was transferred, thus further depleting the cash funds invested with DaimlerChrysler AG.

Ergebnis durch Sondereinflüsse gekennzeichnet

Das Ergebnis der gewöhnlichen Geschäftstätigkeit liegt mit 160 Mio. Euro um 42,7 % unter dem Ergebnis von 2002. Im Vorjahr war allerdings ein wesentlicher Abbau der Verlustvorsorgen für unsere Kurssicherung aufgrund des stärkeren Euro ergebnisverbessernd wirksam, während in 2003 dieser Effekt nicht mehr nennenswert war. Darüber hinaus wurden in 2003 Maßnahmen zu einem sozialverträglichen Personalabbau eingeleitet, die zusätzlich das Ergebnis belasten. Das operative Ergebnis, bereinigt um die Ergebniswirkung der Vorsorgen für Kurssicherung und Personalabbau, ist um 4,7 % gestiegen, obwohl die Aufwendungen für Forschung und Entwicklung für die Zukunftsprogramme GP7000 und PW6000 erneut gesteigert wurden.

Bedingt durch den Gesellschafterwechsel ist im Geschäftsjahr 2003 ein außerordentlicher Ertrag in Höhe von 0,5 Mrd. Euro entstanden. Er betrifft mit 0,3 Mrd. Euro den gruppeninternen Verkauf der MTU Maintenance Hannover GmbH, der MTU Maintenance Berlin-Brandenburg GmbH und der ATENA Gesellschaft für Engineering Services mbH an die MTU Beteiligungsgesellschaft mbH sowie mit 0,2 Mrd. Euro die Einbringung des Grundvermögens samt Gebäuden der MTU in die Grundstücksverwaltungsgesellschaft MTU Aero Engines GmbH & Co. OHG. Dagegen ist durch die Restrukturierung der MTU Maintenance Canada, auch bedingt durch den Antrag auf Gläubigerschutz durch den damaligen Mitgesellschafter Air Canada, ein außerordentlicher Aufwand in Höhe von 0,1 Mrd. Euro durch Abschreibungen auf Darlehen und Buchwert entstanden.
Die außerordentlichen Ergebnisbeiträge waren steuerfrei, wodurch für das außerordentliche Ergebnis kein Steueraufwand auszuweisen war. Die MTU Beteiligungsgesellschaft mbH ist zum 30.11.2003 auf die MTU verschmolzen worden. Das Vermögen der Grundstücksverwaltungsgesellschaft MTU Aero Engines GmbH & Co. OHG ist der MTU zum 30.12.2003 angewachsen, nachdem der zweite Gesellschafter ausgetreten ist. Aufgrund des am 31. Dezember 2003 noch bestehenden Ergebnisabführungsvertrags wurden 0,5 Mrd. Euro Gewinn abgeführt, der die bisher bei der DaimlerChrysler AG angelegte Liquidität weitgehend aufgezehrt hat.

Workforce reduced

Workforce reduced as fairly as possible

The workforce at MTU Aero Engines GmbH was reduced by 206 employees to stand at 5,244 employees at December 31, 2003. This represents some 4 % of the workforce. New appointments were made only in exceptional cases. The number of trainees, however, remained at the previous year's level. The average age of the workforce rose slightly to 42.5 years. The proportion of women employed by the company remained at approximately 13 %.

Employee training

The wide variety of training opportunities was maintained in 2003 and used purposefully by staff. The range of specialist training courses was further expanded. Overall, approximately 16,500 employee training days were recorded, representing just over 3 training days per employee.

Work agreements

In conjunction with the measures which had to be taken to reduce the size of the workforce at the Munich site of the Group, a redundancy plan was agreed which will affect the years 2003 and 2004.

One year after the introduction of the SAP R/3 system, the SAP Human Resources module will also become productive from January 1, 2004. The necessary internal group agreement relating to SAP-HR was concluded in September 2003. This means that all measures are now in place to ensure a more efficient link for personnel-related aspects contained in the company's business processes.

As part of the strategy of allowing employees to participate in the success of the Group, a group-wide agreement was reached relating to employee profit sharing. This covers the years 2003 and 2004 and sets out clearly the overall framework behind the Group's profit share schemes. The profit share arrangement will be subject of a new remuneration framework agreement.

In line with the agreement concluded within the DaimlerChrysler Group, the group-wide agreement "Working together as partners" was adopted for the MTU Group. With this new agreement, the MTU Group has also taken its stand on the issues of sexual harassment, discrimination and mobbing.

Completion of the "SiTA-Online" analysis was ensured in October and November 2003 following a change in the group-wide agreement in 2003.

Suggestions for improvement

A total of 13.185 suggestions for improvement were received. This was well below the number received in the previous year (21,190); however, the quality of the suggestions was better as a result of a number of measures taken. Some 65 % of staff took part, underlining the endeavors of the workforce to achieve further improvements at MTU.

Mitarbeiterzahl vermindert

Sozialverträgliche Reduzierung der Mitarbeiter
Die Mitarbeiterzahl der MTU Aero Engines GmbH hat gegenüber dem Vorjahr um 206 auf 5.244 abgenommen. Dies entspricht knapp 4 % der Gesamtbelegschaft. Neueinstellungen erfolgten nur in Ausnahmefällen. Die Ausbildungszahlen blieben jedoch auf Vorjahresniveau. Das Durchschnittsalter der Belegschaft ist mit 42,5 Jahren leicht angestiegen, der Frauenanteil beträgt weiterhin rund13 %.

Weiterbildung
Die Vielfalt im Bildungsangebot wurde auch in diesem Jahr aufrechterhalten und von den Mitarbeitern gezielt genutzt. Das Angebot an fach- und bereichsbezogenen Qualifizierungsmaßnahmen wurde darin weiter ausgebaut. In Summe wurden rund 16.500 Bildungstage verzeichnet, das sind etwas mehr als 3 Bildungstage pro Mitarbeiter.

Betriebsvereinbarungen
Die Notwendigkeit zum Abschluss eines Sozialplans mit Interessenausgleich ergab sich aus den strukturbedingten Personalanpassungsmaßnahmen am Standort München, die sich in den Jahren 2003 und 2004 auswirken.
Ein Jahr nach Einführung von SAP R/3 wird auch das SAP-Modul Human Ressources zum 01.01.2004 ergänzend produktiv. Die dazu notwendige Konzernbetriebsvereinbarung SAP-HR wurde im September 2003 abgeschlossen. Damit sind die Voraussetzungen für eine effizientere Verknüpfung sämtlicher Unternehmensprozesse mit den darin enthaltenen Personalprozessen gegeben.
Um die Mitarbeiter weiter am Unternehmenserfolg zu beteiligen, wurde eine Konzernbetriebsvereinbarung über die Erfolgsbeteiligung abgeschlossen. Diese ist für die Jahre 2003 und 2004 gültig und regelt klar die Rahmenbedingungen für die Umsetzung der Erfolgsbeteiligung. Im Zusammenhang mit der Einführung des Entgelt-Rahmen-Tarifvertrags wird der Umgang mit der Erfolgsbeteiligung erneut behandelt.
In Anlehnung an die im DaimlerChrysler-Konzern abgeschlossene Vereinbarung wurde die Konzernbetriebsvereinbarung "Partnerschaftliches Verhalten" für die MTU-Gruppe übernommen. Damit positioniert sich auch die MTU-Gruppe gesamtheitlich zu den Themen sexuelle Belästigung, Diskriminierung und Mobbing.
Die Durchführung der SiTA-Online (Situationsanalyse) im Oktober und November 2003 wurde durch die Anpassung der Konzernbetriebsvereinbarung in 2003 sichergestellt.

Betriebliches Vorschlagswesen
Unser betriebliches Vorschlagswesen hat 13.185 Verbesserungsvorschläge erhalten. Damit wurde zwar die Vorjahreszahl von 21.190 deutlich unterschritten, durch gezielte Maßnahmen wurde aber die Qualität der Vorschläge gesteigert. Die Beteiligungsquote erreichte 65 % und dokumentiert das Bestreben der Mitarbeiter zur weiteren Verbesserung der MTU.

Engine programs

MTU Aero Engines GmbH is the leading manufacturer of engines in Germany. Together with its European, American and Japanese partners, it develops, manufactures and services engines for civil and military aircraft, helicopters and stationary gas turbines.

The engines are marketed by cooperation partners or joint sales companies. In Germany, MTU offers complete aircraft engines to the military market, providing comprehensive technological know-how, system management and engine maintenance services to its customers.

Subsidiary companies in Germany, Brazil, China und Canada carry out maintenance and repair work on commercial engines and stationary gas turbines. Tailored service packages are offered to customers, guaranteeing the smooth operation of engines and gas turbines.

During the financial year 2003, research and development spending totaled euro 227 million (2002: euro 229 million) of which approximately 35 % relates to customers' orders. The emphasis continued to be focused on the commercial programs, in particular the GP7000 and PW6000 programs.

Engines for commercial aircraft

GP7000
Together with Pratt & Whitney and General Electric, MTU is a risk and revenue sharing partner in the GP7000 program, with a share of 22.5 %. The engine is intended for use in the Airbus A380. Air France was the first customer for the GP7000. In the meantime 301 firm orders have been placed. Now that a second major order has been placed, the Emirates are the largest customer for the GP7000. The first flight of an A380 with a GP7000 engine is scheduled for 2006

PW6000
Since February 1, 1999, MTU has been the preferred supplier for the PW6000 engine program, used in the Airbus A318. MTU is involved in the development, production and assembly of the entire low-pressure turbine. In 2002, MTU was also entrusted with the development and manufacture of the high pressure compressor. MTU thus has an 18 % stake in the PW6000 program as a risk and revenue sharing partner.
The first flight of an A318 with a PW6000 engine took place successfully in January 2002. The first engines are due for delivery in mid-2005.
Current marketing campaigns give grounds for expecting an increase in market volume.

Die Triebwerksprogramme

Als der führende deutsche Triebwerkshersteller entwickelt, fertigt und betreut die MTU Aero Engines GmbH in Kooperation mit europäischen, amerikanischen und japanischen Partnern Antriebe für Verkehrs- und Militärflugzeuge sowie für Hubschrauber und stationäre Gasturbinen.

Die Vermarktung der Triebwerke erfolgt über Kooperationspartner oder gemeinsame Vertriebsgesellschaften. Im militärischen Markt ist MTU in Deutschland Anbieter kompletter Flugzeugantriebe, wobei den Kunden umfassendes technologisches Know-how, die Systemführung und die Instandhaltung dieser Triebwerke geboten werden.

Für die Wartung und Überholung von zivilen Triebwerken und stationären Gasturbinen stehen Tochtergesellschaften in Deutschland, Brasilien, China und Kanada bereit. Das Angebot umfasst kundenspezifische Servicepakete, die jedem Kunden den reibungslosen Betrieb seines Triebwerks bzw. seiner Gasturbine gewährleisten.

Für die Forschung und Entwicklung wurden im Geschäftsjahr 2003 insgesamt 227 Mio. Euro (in 2002: 229) aufgewendet, wovon rund 35 % auf Kundenaufträge entfallen. Dabei liegen die Schwerpunkte weiterhin in den zivilen Programmen, insbesondere bei der GP7000 und der PW6000.

Antriebe für Verkehrsflugzeuge

GP7000
Im Programm GP7000 ist die MTU mit einem Anteil von 22,5 % als Risk- und Revenue-Sharing-Partner zusammen mit Pratt & Whitney und General Electric beteiligt. Das Triebwerk ist für den Airbus A380 vorgesehen. Erstkunde der GP7000 ist Air France. Mittlerweile liegen 301 Festbestellungen vor. Nach einem zweiten Großauftrag ist Emirates der größte Kunde der GP7000. Der Erstflug einer A380 mit GP7000 wird für 2006 erwartet.

PW6000
Seit dem 1. Februar 1999 ist MTU bevorzugter Lieferant im Triebwerksprogramm PW6000, das im Airbus A318 eingesetzt wird. MTU ist an der Entwicklung, Produktion und Montage der gesamten Niederdruckturbine beteiligt. In 2002 wurde die MTU darüber hinaus mit der Entwicklung und Fertigung des Hochdruckverdichters betraut. Damit ist MTU als Risk- und Revenue-Sharing-Partner mit 18 % am PW6000-Programm beteiligt.
Der erfolgreiche Erstflug einer A318 mit PW6000 fand im Januar 2002 statt. Die ersten Triebwerke sollen ab Mitte 2005 ausgeliefert werden.
Derzeit laufende Kampagnen versprechen ein wachsendes Marktvolumen.

PW4000Growth

Since 1991, MTU has held a program share of 12.5 % in the development and manufacture of the PW4000Growth engine family. MTU's share relates to the low-pressure turbine.

The engine was put into service in the Boeing 777 in June 1995. The more powerful version, the PW4090, has been in series production since March 1997. 110 PW4084 engines are currently being used for flight operations and approximately 205 PW4090 engines have been delivered to customers. Both versions have proved to be excellent performers. The most powerful version, the PW4098, with a starting thrust of 98,000 pounds, was put into service in August 1999.

These three versions presently account for more than 25 % of the market share for engines used in the B777.

PW2000

Pratt & Whitney und MTU entered into a cooperation agreement in 1977 for the development and production of the PW2000 engine family. FiatAvio and Volvo Aero Engines are also involved in this program along with Pratt & Whitney and MTU. MTU's share in the program includes the five-stage low-pressure turbine together with turbine exit casing, diffuser casing and several highly-engineered parts of the high-pressure turbine. The engine is used in commercial applications such as in the Boeing 757-200/300 and in military applications such as in the C-17 Globemaster. It is expected that this program will continue to develop positively, not least because of the US government's commitment to acquire a further 60 C17 transport aircraft as of 2004.

In July 2002, the more powerful version, the PW2043, received approval for use in the Boeing 757-300. At present, 937 engines are used in commercial B757 aircraft. More than 500 engines are used in the military version.

JT8D-200

Pratt & Whitney and MTU entered into a cooperation agreement in 1984 for the production of low-pressure turbine blades and parts from various sub-assembly components for the engine family JT8D-200.

Approximately 2,100 engines are currently being used in MD80 aircraft. Following the delivery of the final MD80 in 2001, further market opportunities are seen in the planned re-engining programs for the aircraft B707 used for the military applications Joint Stars and AWACS.

PW300, PW500

A cooperation agreement has been in place with Pratt & Whitney Canada since 1990 for PW300 and PW500 engines used in light and medium-weight business jets. MTU's share of the program includes the development and production of the low-pressure turbine and of the turbine exit casing for each of the individual programs.

The PW305 engine is used in all Hawker 1000 and Learjet 60 aircraft manufactured by Bombardier Aerospace. The PW306 engine, series production of which started in 1998, is used in the Gulfstream G200 and for the short-haul 328Jet, whereby the future of this aircraft remains uncertain after the acquisition by the US company, AvCraft. A further variant of the engine, the PW306, is used in the Cessna Citation Sovereign.

PW4000Growth
Seit 1991 ist die MTU an der Entwicklung und Fertigung der Triebwerksfamilie PW4000Growth mit einem Programmanteil von 12,5 % beteiligt, der die Niederdruckturbine umfasst.
Die Indienststellung des in der Boeing 777 installierten Triebwerks erfolgte im Juni 1995. Die schubstärkere Version PW4090 befindet sich seit März 1997 im Serieneinsatz. Von der PW4084 sind derzeit 110 im Flugbetrieb, von der PW4090 sind rund 205 Triebwerke ausgeliefert. Beide Varianten haben sich im Einsatz hervorragend bewährt. Die mit 98 klb schubstärkste Version PW4098 wurde im August 1999 in Dienst gestellt.
Der Marktanteil aller drei Varianten in der B777 liegt derzeit bei rund 25 %.

PW2000
Zwischen Pratt & Whitney und MTU wurde 1977 ein Kooperationsvertrag zur Entwicklung und Fertigung der Triebwerksfamilie PW2000 abgeschlossen. Neben Pratt & Whitney und der MTU sind an diesem Programm auch FiatAvio und Volvo Aero Engines beteiligt. Der MTU-Programmanteil umfasst die fünfstufige Niederdruckturbine einschließlich Turbinenaustrittsgehäuse, das Diffusorgehäuse sowie diverse hochwertige Teile der Hochdruckturbine. Das Triebwerk wird in der zivilen Anwendung B757-200/-300 und in der militärischen Anwendung C-17 Globemaster eingesetzt. Insbesondere durch die Entscheidung der US-Regierung zur Beschaffung von weiteren 60 Transportflugzeugen C17 ab 2004 wird auch weiterhin eine positive Entwicklung dieses Programms erwartet.
Die Triebwerkszulassung der leistungsgesteigerten Version PW2043 für die Anwendung in der Boeing 757-300 ist im Juli 2002 erfolgt. Derzeit sind 937 Triebwerke im Flugbetrieb der zivilen B757. Von der militärischen Variante sind über 500 Triebwerke geliefert.

JT8D-200
Bereits im Jahr 1984 wurde zwischen Pratt & Whitney und MTU ein Zusammenarbeitsvertrag für die Fertigung von Niederdruckturbinenschaufeln sowie von Teilen aus verschiedenen Baugruppen für die Triebwerksfamilie JT8D-200 geschlossen.
Derzeit sind ca. 2.100 Triebwerke in der MD80-Familie im Flugeinsatz. Nach Abschluss der Auslieferung der letzten MD80 in 2001 ergeben sich weitere Marktchancen aus geplanten Reengining Programmen des Flugzeugtyps B707 für die militärischen Anwendungen Joint Stars und AWACS.

PW300, PW500
Seit 1990 besteht eine Kooperation mit Pratt & Whitney Canada für Antriebe von leichten und mittelschweren Geschäftsreiseflugzeugen, die sich auf die beiden Triebwerksfamilien PW300 und PW500 erstreckt. Der MTU-Programmanteil umfasst in allen Einzelprogrammen die Entwicklung und Produktion der Niederdruckturbine und des Turbinenaustrittgehäuses.
Das PW305 Triebwerk ist der exklusive Antrieb der Hawker 1000 und des Learjet 60 von Bombardier Aerospace. Das 1998 in Serie gegangene PW306 findet seine Anwendung in der Gulfstream G200 sowie dem Regionalflugzeug 328Jet. Allerdings ist die Zukunft des 328Jet Programms auch nach der Übernahme durch die amerikanische AvCraft noch unklar. In einer weiteren Ableitung kommt das PW306 in der Cessna Citation Sovereign zum Einsatz.

The two PW500 variants are used in the Cessna Citation Bravo (PW530) and the Cessna Citation Excel (PW545), in both cases on an exclusive basis. A more powerful engine (the PW545B) has been developed for the forthcoming update of the Excel.
The PW307 has been selected by Dassault for the new Business Jet Falcon 7X which should be certified by mid-2006. MTU's share of development work and production covers the low-pressure turbine, the exit casing and mixer.

V2500
In 1983, together with Pratt & Whitney, Rolls-Royce, Japanese Aero Engines Corporation and FiatAvio, MTU founded IAE International Aero Engines AG with the aim of jointly developing, manufacturing and selling the V2500 engine. In the meantime, FiatAvio is no longer one of the risk and revenue-sharing partners, but still supplies parts to Rolls-Royce on a sub-contract basis.
MTU's share of the development work relates to the low-pressure turbine. The engine is used in the A319, A320 and A321 Airbuses as well as in the Boeing MD-90. The consortium is still considering the possibility of a successor engine. It is expected that the Boeing 737 will be replaced in the period from 2010 to 2012 and that the V2500 successor engine will then be used in both Airbus and Boeing aircraft.
2,300 engines have been delivered up to the end of 2003. This represents a market share of 55 % compared to that of the competitor engine, the CFM56. For deliveries in 2003, the V2500 achieved a market share of approximately 80 %. Annual production volume in the coming years will exceed 200 units.

CF6
MTU has manufactured parts of the high pressure turbine and compressor for the engine range General Electric CF6 since 1972. Spare parts business is an important component of this engine program which is now 30 years old. The latest versions, the CF6-80C and CF6-80E, are used in transcontinental aircraft manufactured by Airbus (new business for the A330) and by Boeing (new business for the B747-400 and B767). The CF6-80E has become increasingly successful in the market for A330 applications. MTU has participated since 1990 in the industrial gas turbine, LM6000, an off-shoot of the CF6-80C aero engine. After a number of very successful years benefiting from the deregulation of the US electricity market, the market for industrial gas turbines has now settled down.
Due to the high installed base of engines, spare parts demand remains at a high level, albeit in the meantime with a slightly declining trend.

Engines for military aircraft

EJ200
MTU has developed the EJ200 engine for the Eurofighter together with Rolls-Royce, FiatAvio and ITP. MTU's share (33 %) covers the low and high- pressure compressors, electronic control and engine assembly and testing work. It is anticipated that the development phase will be completed at the beginning of 2004 when FOC specifications are met.

Die beiden PW500 Anwendungen dienen als Exklusivantrieb in der Cessna Citation Bravo (PW530) und der Cessna Citation Excel (PW545). Für die anstehende Modellpflege der Excel wurde ein leistungsgesteigertes Triebwerk PW545B entwickelt. Die PW307 wurde von Dassault für den neuen Business Jet Falcon 7X ausgewählt, der Mitte 2006 zertifiziert werden soll. Der MTU Entwicklungs- und Fertigungsumfang umfasst die Niederdruckturbine samt Austrittsgehäuse und Mischer.

V2500

1983 gründete MTU mit Pratt & Whitney, Rolls-Royce, Japanese Aero Engines Corporation und FiatAvio die IAE International Aero Engines AG, um das Triebwerk V2500 gemeinsam zu entwickeln, zu fertigen und zu vermarkten. FiatAvio ist als Risk- and Revenue-Sharing Partner inzwischen ausgeschieden, liefert jedoch als Unterlieferant von Rolls-Royce weiterhin Teile.

Der MTU-Anteil umfasst die Niederdruckturbine. Das Triebwerk findet Anwendung in den Airbustypen A319, A320 und A321 sowie in der Boeing MD-90. Die Überlegungen innerhalb des Konsortiums bezüglich eines Nachfolgetriebwerkes laufen kontinuierlich weiter. Es wird erwartet, dass in den Jahren 2010 bis 2012 die Boeing 737 abgelöst wird und das V2500 Nachfolgetriebwerk dann sowohl in Airbus- als auch Boeing-Flugzeugen Verwendung finden wird.

Bis Ende des Jahres sind rund 2.300 Triebwerke ausgeliefert. Der Marktanteil liegt im Vergleich zum Konkurrenztriebwerk CFM56 bei 55 %. In 2003 erreicht die V2500 einen Marktanteil von ca. 80 %. In den nächsten Jahren wird die jährliche Produktionsrate bei über 200 Triebwerken liegen.

CF6

Für die Triebwerksfamilie General Electric CF6 fertigt MTU seit 1972 Teile der Hochdruckturbine und des Verdichters. In diesem seit mehr als 30 Jahren laufenden Triebwerksprogramm hat das Ersatzteilgeschäft einen hohen Anteil. Die aktuellen Versionen CF6-80C und CF6-80E kommen in Großraumflugzeugen von Airbus (im Neugeschäft in der A330) und Boeing (im Neugeschäft in der B747-400 und B767) zum Einsatz. Die CF6-80E hat einen zunehmenden Markterfolg in der A330-Anwendung. Seit 1990 sind wir an der von dem CF6-80C Flugtriebwerk abgeleiteten Industriegasturbine LM6000 beteiligt. Nach den überaus erfolgreichen Vorjahren in Folge der Deregulierung des US-Strommarktes erfolgt eine Marktberuhigung im Industriegasturbinengeschäft.

Wegen der hohen Anzahl eingebauter Triebwerke liegen die Ersatzteilbedarfe nach wie vor auf hohem Niveau, derzeit allerdings mit leicht fallender Tendenz.

Antriebe für Militärflugzeuge

EJ200

Zusammen mit Rolls-Royce, FiatAvio und ITP entwickelt und produziert MTU das Triebwerk EJ200 für den Eurofighter. Der MTU-Anteil (33 %) umfasst den Nieder- und Hochdruckverdichter, den elektronischen Triebwerksregler und die Durchführung von Triebwerksmontagen und Prüfläufen. Das Ende der Entwicklungsphase wird mit der Erfüllung des FOC-Standards für Anfang 2004 erwartet.

A proposal has been submitted for the second tranche on the basis of the harmonized program. The national price audit of the underlying proposal was completed, in the case of MTU, in December 2003. It is anticipated that the contract will be signed internationally during the second quarter of 2004.
The first series aircraft was handed over to the German Air Force in August 2003. Up to the start of flight operations, "Service Instructor Pilots Training" is being carried out in Manching for the first Laage Squadron.
The purchase of 18 aircraft by Austria was confirmed by the Austrian Government on August 22, 2003. Contractual negotiations are currently taking place between Eurofighter and Eurojet for the delivery and initial support of the engines.

MTR390

The MTR390 engine, which was developed in cooperation with Turboméca and Rolls Royce for the Franco-German escort anti-tank helicopter, TIGER, has successfully completed the development phase. MTU's contribution to the program relates to the technically advanced core engine together with combustor and high pressure turbine, and various items of add-on equipment. The contract for the procurement of 320 engines was awarded in January 2000. A total of 37 series engines had been delivered by the end of 2003.
Eurocopter has won its first export order for Tiger helicopters, namely an order from Australia. A contract for the delivery of 48 engines was therefore negotiated in 2003.
Following the decision of Spain to order the Tiger weaponry system, a more powerful version (the MTR390 Enhanced version) will be developed in the period from 2004 to 2008; this also improves the export opportunities for the helicopter cell and engine. The Spanish engine manufacturer, ITP, will be involved in the development and production of this model. It is planned to sign a pre-contract covering development and production arrangements at the beginning of 2004. Delivery of the first engines in the Enhanced configuration is anticipated for the end of 2008.

TP400-D6

The propulsion system for the A400M, the successor to the Transall, is being developed by the consortium, EPI Europrop International GmbH, Munich. The shareholders of EPI are Rolls-Royce, SNECMA, MTU and ITP.
MTU's stake in the program relates to development and manufacture of the medium-pressure condenser and turbine, as well as participation in the engine control unit. MTU will also be responsible for the final assembly and delivery of all the engines. MTU's share in the project is approximately 22 %. MTU plans to carry out final assembly at the Ludwigsfelde site.
The contract for the development, series preparation and production of the engine was signed with Airbus Military S.L. in May 2003. The maiden flight of the A400M is planned for 2008.

LV100

The LV100-5 gas turbine was envisaged as a replacement engine for the US Army Abrams M1 tank. MTU is responsible within the development program for the operating turbine and heat exchanger. The US Army discontinued the LV100 program in November 2003.

Für die 2. Tranche wurde auf Basis des harmonisierten Programms ein Angebot vorgelegt. Die nationale Preisprüfung für das Basisangebot wurde im Dezember bei MTU abgeschlossen. Eine internationale Vertragsunterzeichnung wird voraussichtlich im 2. Quartal 2004 erfolgen.
Im August 2003 ist das erste Serienflugzeug an die deutsche Luftwaffe übergeben worden. In Manching wird bis zum Beginn des Flugbetriebs im ersten Geschwader Laage das "Service Instructor Pilots Training" durchgeführt.
Seit 22. August 2003 ist die Beschaffung von 18 Flugzeugen für Österreich von der Regierung bestätigt. Zwischen Eurofighter und Eurojet finden jetzt die vertraglichen Verhandlungen zur Lieferung der Triebwerke und deren Initial Support statt.

MTR390
Das in Kooperation mit Turbomeca und Rolly-Royce entwickelte Triebwerk MTR390 für den deutsch-französischen Unterstützungs- und Panzerabwehrhubschrauber TIGER hat die Entwicklungsphase erfolgreich abgeschlossen. Der Programmanteil der MTU konzentriert sich auf das technologisch anspruchsvolle Kerntriebwerk mit Brennkammer und Hochdruckturbine, sowie auf einige Anbaugeräte. Die Unterzeichnung des Beschaffungsvertrages über das erste Los von 320 Triebwerken ist im Januar 2000 erfolgt. Bis Jahresende wurden 37 Serientriebwerke ausgeliefert.
Als ersten Exporterfolg konnte Eurocopter den Verkauf des Tigers nach Australien verbuchen. Damit zusammenhängend wurde in 2003 ein Vertrag über die Lieferung von 48 Triebwerken an Eurocopter verhandelt.
Mit der Entscheidung von Spanien für das Waffensystem Tiger wird nun eine leistungsgesteigerte Version (MTR390 Enhanced) im Zeitraum 2004-2008 entwickelt werden, was die Exportchancen von Zelle und Triebwerk weiter verbessert. In die Entwicklung und Produktion dieses Baumusters wird der spanische Triebwerkhersteller ITP integriert werden. Ein Vorvertrag für die Entwicklung und Produktion soll Anfang 2004 unterzeichnet werden. Die Auslieferungen der ersten Triebwerke in der Konfiguration Enhanced ist für Ende 2008 geplant.

TP400-D6
Der Antrieb für den Transall-Nachfolger A400M wird von dem Konsortium EPI Europrop International GmbH, München, entwickelt. Gesellschafter der EPI sind Rolls-Royce, SNECMA, MTU und ITP.
Der Programmanteil der MTU umfasst den Mitteldruckverdichter und die Mitteldruckturbine in Entwicklung und Produktion sowie eine Beteiligung an der Regelung. Außerdem wird MTU für die Endmontage und die Auslieferung aller Triebwerke verantwortlich sein. Der MTU-Anteil beläuft sich insgesamt auf rd. 22 %. MTU plant die Endmontage der Triebwerke am Standort Ludwigsfelde durchzuführen.
Der Vertrag mit der Airbus Military S.L. über Entwicklung, Serienvorbereitung und Produktion des Triebwerks wurde im Mai 2003 unterschrieben. Der Erstflug der A400M ist für das Jahr 2008 geplant.

LV100
Die Gasturbine LV100-5 war für ein Reengining des US-Army-Panzers Abrams M1 vorgesehen. Im Rahmen des Entwicklungsprogramms war MTU für die Nutzturbine und den Wärmetauscher zuständig. Die US-Army hat das LV100 Programm im November 2003 eingestellt.

MTU's subsidiaries

MTU Maintenance Hannover GmbH

MTU Maintenance Hannover GmbH, based in Langenhagen near to Hannover, is a 100 % subsidiary of MTU Aero Engines GmbH. The company maintains, repairs and overhauls the engines of numerous international airlines ensuring compliance with the latest standards in the areas of security, reliability and economic efficiency. As one of the leading companies providing civil aero-engine maintenance services, MTU Maintenance Hannover services engines of General Electric (CF6-50, CF6-80), International Aero Engines (V2500) and CFMI (General Electric/Snecma CFM56). MTU Maintenance Hannover is also the world's leading company for the V2500 engine.

In addition to overhauling complete engines, MTU Maintenance Hannover also overhauls engine modules and performs specialized repair work for a whole range of engine components. The range of products offered by the Company also includes technical and logistical consulting services, support services to airline companies expanding their own overhaul capacities and training services carried out either at the company's or at the customer's site. The company also provides additional 'engine-pool services', comprising the replacement of engines/turbines to airline companies and stationary gas turbine operators. These "engine-pool services" are offered in response to the growing demand for comprehensive services for aero-engines, based on the concept of a "care-free package" offered by a single enterprise.

The airline industry suffered in 2003 from the effects of the economic crisis, the Iraq war and the SARS crisis. Some major US airlines are currently operating under Chapter 11 arrangements. As one of the world's leading providers of MRO services, this clearly had a negative impact on capacity utilization of MTU Maintenance Hannover. Revenues were also heavily affected by the weakness of the US dollar against the euro. As a result of these factors, net sales fell from € 543 million in 2002 to € 435 million in 2003. Exports again accounted for 93.0 % of net sales.

During the financial year under report, MTU Maintenance Hannover had an average of 1,328 employees, 1 % more than in the previous year. At December 31, 2003, the company employed 88 trainees.

During the year, MTU Maintenance Hannover was "audited" by 11 aviation authorities and 12 customers. The management system, set up in 2002, and certified to DIN/ISO/EN 9001/2000 standard was expanded in 2003 to include environmental management. The result is an integrated management system which was certified to DIN/ISO/EN 14001 standard, and validated in accordance with the European Environmental Management and Audit Scheme, EMAS, in December 2003.

MTU Maintenance Hannover forecasts that capacity utilization in 2004 will be at a similar level to 2003.

Die MTU-Tochtergesellschaften

MTU Maintenance Hannover GmbH

Die MTU Maintenance Hannover GmbH in Langenhagen bei Hannover ist ein 100%iges Tochterunternehmen der MTU Aero Engines GmbH. Bei der MTU Maintenance Hannover werden die Flugtriebwerke vieler internationaler Luftfahrtgesellschaften überholt und repariert, wobei die hohen Standards hinsichtlich Sicherheit, Zuverlässigkeit und Wirtschaftlichkeit eingehalten werden. Als eine der führenden Firmen der zivilen Triebwerkswartung betreut die MTU Maintenance Hannover Triebwerke von General Electric (CF6-50, CF6-80), International Aero Engines (V2500) sowie CFMI (General Electric/Snecma; CFM56). Für die V2500 ist die MTU Maintenance Hannover weltweiter Marktführer.
Neben der kompletten Triebwerksinstandsetzung überholt die MTU Maintenance Hannover Triebwerksmodule und führt Spezialreparaturen an einem breiten Spektrum von Triebwerkskomponenten durch. Der Servicegrad wird darüber hinaus durch die technische und logistische Beratung, die Unterstützung beim Aufbau eigener Triebwerksüberholkapazitäten der Luftfahrtgesellschaften sowie durch Schulung im eigenen Werk oder beim Kunden erhöht. Zur Angebotsplatte gehören auch die "engine.pool services". Sie umfassen die Bereitstellung von Ersatzmotoren/-turbinen für Luftfahrtgesellschaften und Betreiber von stationären Gasturbinen. Mit den "engine.pool services" antwortet die MTU Maintenance Hannover auf die steigende Nachfrage nach umfassender Triebwerksbetreuung und bietet die Vorteile eines "Sorglospaketes" aus einer Hand.
Für die Airline-Industrie war das Jahr 2003 durch die Wirtschaftskrise, dem Irak-Krieg und die SARS-Krise stark belastet. Große amerikanische Fluggesellschaften operieren derzeit unter Gläubigerschutz. Als einer der weltweit führenden MRO-Dienstleister hat sich dies auch bei der MTU Maintenance Hannover in der Auslastung der Kapazitäten negativ ausgewirkt. Zusätzlich wurde der Umsatz durch die Dollarschwäche gegenüber dem Euro stark beeinflusst. Damit hat sich der Umsatz gegenüber dem Vorjahr von 543 Mio. Euro auf 435 Mio. Euro verringert. Der Exportanteil lag erneut bei 93 %.
Im Jahresdurchschnitt 2003 beschäftigte die MTU Maintenance Hannover 1.328 Mitarbeiter. Gegenüber dem Vorjahr ist dies eine Zunahme um 1 %. Die Gesamtzahl der Auszubildenden belief sich zum 31. Dezember 2003 auf 88.
Im Geschäftsjahr wurde die MTU Maintenance Hannover von 11 Luftfahrtbehörden und 12 Kunden auditiert. Das in 2002 aufgebaute und nach DIN/ISO/EN 9001/2000 zertifizierte Managementsystem wurde 2003 durch das Thema Umweltmanagement ergänzt und zum Integrierten Managementsystem ausgebaut. Die erfolgreiche Zertifizierung gem. DIN/ISO/EN 14001 und die Validierung nach der Europäischen Öko Audit Verordnung EMAS wurde im Dezember 2003 durchgeführt.
Die MTU Maintenance Hannover erwartet für das Geschäftsjahr 2004 die Auslastung ihrer Kapazitäten auf dem Niveau des Vorjahres.

MTU Maintenance Berlin-Brandenburg GmbH

MTU Maintenance Berlin-Brandenburg GmbH, based in Ludwigsfelde near Berlin, is a 100 % subsidiary of MTU Aero Engines GmbH. It provides maintenance and repair services for aero engines and industrial gas turbines. The company has been able to improve its competitive position in all segments thanks to its strong performance, reliability and customer-focused approach.
MTU Maintenance Berlin-Brandenburg is an established partner for the repair and overhaul of the PT6A, JT15D, PW200 and PW300 engine series, manufactured by Pratt & Whitney Canada. The company also extended its product range to include the repair and overhaul of the CF34 propulsion system manufactured by General Electric of the United States of America. The first overhauls of these engines were carried out in 2003.
As well as aero engines, MTU Maintenance Berlin-Brandenburg also repairs and overhauls industrial gas turbines manufactured by General Electric (LM2500, LM5000, LM6000) and Vericor Powersystems (ASE40/50, TF40/50). In 2003, MTU was able, to a large degree, to defend its market position despite tough competition, especially from the main competitor, General Electric. Marginally lower revenues compared to the previous year reflect a generally lower market volume.
As its third line of business, MTU Maintenance Berlin-Brandenburg also assembles the low-pressure modules for MTU's risk and revenue sharing program. Revenues also fell in this area as a consequence of the smaller number of new aircraft delivered.
The project for the final assembly of the TP 400-D6 has progressed to the stage that the construction of sea level testing equipment can be commenced at the beginning of 2004.
Net sales of MTU Maintenance Berlin-Brandenburg fell by euro 10 million to euro 118 million, mainly as a result of lower revenues from work for PWC aero engines and in the area of industrial gas turbines. During the financial year 2003, the company had an average of 418 employees (2002: 426).
Despite difficult conditions, MTU Maintenance Berlin-Brandenburg expects revenues to grow in 2004, bolstered by increased work for the CF34.

Pratt & Whitney Canada Customer Support Centre GmbH

Pratt & Whitney Canada Customer Support Centre GmbH (CSC), based in Ludwigsfelde near Berlin, is a 50:50 joint venture between MTU Maintenance Berlin-Brandenburg GmbH and Pratt & Whitney Canada, Montreal. CSC provides maintenance and repair services for aero engines. Since its foundation in 1991, it has been able to achieve a leading market position in the region Europe, Africa and the Near East.
Net sales of euro 129 million in the year under report fell some 9 % below the previous year's level, mainly as a result of the fall in value of the US dollar. Operating as a dedicated sales company, CSC has 21 employees, spread between the two sites in Ludwigsfelde near Berlin and Southampton / UK.

MTU Maintenance Berlin-Brandenburg GmbH

Die MTU Maintenance Berlin-Brandenburg GmbH in Ludwigsfelde bei Berlin ist ein 100%-iges Tochterunternehmen der MTU Aero Engines GmbH. Sie ist im Bereich der Instandsetzung und Reparatur von Flugtriebwerken und Industriegasturbinen tätig. Durch gute Performance, Zuverlässigkeit und Kundenorientierung konnte das Unternehmen seine Wettbewerbsposition in allen Bereichen weiter verbessern.
Im Bereich der Flugtriebwerke ist die MTU Maintenance Berlin-Brandenburg ein anerkannter Partner für die Reparatur und Überholung von Triebwerken der Serien PT6A, JT15D, PW200 und PW300 des Herstellers Pratt & Whitney Canada. Darüber hinaus konnte das Produktportfolio um die Reparatur und Überholung des Antriebes CF34 des amerikanischen Herstellers General Electric erweitert werden, für das im Jahr 2003 die ersten Überholungen durchgeführt wurden.
Außer Flugtriebwerken repariert und überholt die MTU Maintenance Berlin-Brandenburg Industriegasturbinen von General Electric (LM2500, LM5000, LM6000) und Vericor Power Systems (ASE40/50, TF40/50). In diesem Jahr konnte die MTU trotz des harten Wettbewerbs insbesondere des Hauptkonkurrenten General Electric seine Position am Markt weitgehend verteidigen. Der leicht gesunkene Umsatz im Vergleich zum Vorjahr ist auf ein insgesamt geringeres Marktvolumen zurückzuführen.
Als drittes Standbein montiert die MTU Maintenance Berlin-Brandenburg die Niederdruckmodule der Risk und Revenue Sharing Programme der MTU. Hier ist ein weiterer Rückgang entsprechend der Auslieferung von Neuflugzeugen zu verzeichnen.
Das Projekt TP 400-D6 Endmontage wurde soweit vorangetrieben, dass mit dem Bau des Sea level Prüfstandes Anfang 2004 begonnen werden kann.
Der Umsatz der MTU Maintenance Berlin-Brandenburg ging um 10 Mio. Euro auf 118 Mio. Euro zurück, was im wesentlichen auf einen Rückgang im Bereich der PWC Flugtriebwerke und einen niedrigeren Umsatz im Bereich der Industriegasturbinen-zurückzuführen ist. Im Jahresdurchschnitt wurden 418 (i. V. 426) Mitarbeiter beschäftigt.
Für das Jahr 2004 rechnet die MTU Maintenance Berlin-Brandenburg trotz der weltweit schwierigen Entwicklung auch unterstützt durch den weiteren Hochlauf der CF34 wieder mit einem Umsatzanstieg.

Pratt & Whitney Canada Customer Support Centre GmbH

Die Pratt & Whitney Canada Customer Support Centre GmbH (CSC) in Ludwigsfelde bei Berlin ist ein 50/50 Joint Venture zwischen der MTU Maintenance Berlin-Brandenburg GmbH sowie Pratt & Whitney Canada, Montreal. Das CSC ist im Bereich der Instandsetzung und Reparatur von Flugtriebwerken tätig und konnte seit der Gründung in 1992 eine führende Marktposition in der Region Europa, Afrika und Naher Osten einnehmen.
Im abgelaufenen Jahr ist der Umsatz mit 129 Mio. Euro um 9 % unter dem Vorjahr geblieben, was hauptsächlich auf dem Rückgang des US-Dollar-Kurses beruht. Als reine Vertriebsgesellschaft beschäftigt das CSC 21 Mitarbeiter. Sie verteilen sich auf zwei Standorte in Ludwigsfelde bei Berlin und Southampton / UK.

MTU Maintenance Canada Ltd.

MTU Maintenance Canada Ltd. which has its registered office in Richmond near Vancouver, British Columbia, was founded in 1998. During the first quarter of 2003, the company successfully initiated substantial cost cutting measures and achieved a sharp turnaround. The on-going crisis in the aviation industry forced the main customer and minority shareholder, Air Canada, to apply for protection from its creditors in the second quarter of 2003. As a result of the loss of Air Canada business, MTU Maintenance Canada needed to reduce capacities by 60 % and initiate other substantial cost reduction measures. During the fourth quarter of 2003, MTU acquired the remaining shares of MTU Maintenance Canada and is now the sole shareholder. Finances of the company have been restructured by means of a loan waiver by the shareholder company, MTU. The entire restructuring process was completed by and large during the third and fourth quarters of 2003. It was necessary to cut the workforce by 205 employees to stand at 127 employees at the year end. A break-even result is forecast for the coming years.

MTU Maintenance Zhuhai Comp. Ltd.

In 1999, MTU reached an agreement with China Southern Airlines to set up a 50:50 joint venture to provide engine maintenance services and, on April 6, 2001, on receipt of the necessary business license, MTU Maintenance Zhuhai Comp. Ltd. was founded in Zhuhai / China.
In 2002, a site was prepared for the company in the Zhuhai free trade zone, to be leased for a period of 50 years. The site was officially opened on November 5, 2002. Total capital expenditure of the joint venture up to 2010 will be in the region of US dollar 100 million, of which approximately three quarters was invested up to the end of 2003.
Operating activities commenced successfully in January 2003 with maintenance of the V2500 engines. As a result of the SARS crisis and the Iraq war, the company suffered a slump in spring 2003. Despite initial assumptions to the contrary, the aviation sector in China recovered perceptibly towards the end of the third quarter 2003, so that a total of 25 "shop visits" were recorded.
In addition to the V2500 A5, the CFM 56-3 was introduced successfully in the third quarter 2003. As well as dismantling the relevant modules, the production depth was expanded to cover stage 1 repairs. Further repairs are carried out by MTU Maintenance Hannover. The correlation run for the V2500 was performed successfully on the company's testing platform in July 2003, so that it is now authorized to perform acceptance tests for these engines.
At the year-end, Maintenance Zhuhai Comp. Ltd. had 256 employees.

MTU Maintenance do Brasil Ltda.

Until now, MTU Maintenance do Brasil Ltda., Campinas, based near Sao Paulo, and with 4 employees, has been involved in acquiring orders for the repair of aero engines and stationary gas turbines. The first major success was the conclusion of a maintenance agreement TAM covering that company's V2500 engines.

MTU Maintenance Canada Ltd.

Die in 1998 gegründete MTU Maintenance Canada Ltd. mit Sitz in Richmond bei Vancouver, British Columbia, hat im ersten Quartal 2003 erfolgreich umfangreiche Kostenreduzierungsmaßnahmen eingeleitet und eine deutliche Trendwende gezeigt. Die anhaltende Krise in der Luftfahrtindustrie hat den Hauptkunden und Minderheitsgesellschafter, Air Canada, im zweiten Quartal 2003 gezwungen, Gläubigerschutz zu beantragen. Ausgelöst durch den Wegfall des Air Canada Geschäfts war es für MTU Maintenance Canada erforderlich, die Kapazitäten um 60 % zu reduzieren und weitere umfangreiche Kostensenkungsmaßnahmen einzuleiten. Die MTU hat im vierten Quartal 2003 die restlichen Anteile der MTU Maintenance Canada übernommen und ist nunmehr alleiniger Gesellschafter. Die finanzielle Sanierung wurde mit einem Darlehenserlass vom Gesellschafter MTU erreicht. Der gesamte Restrukturierungsprozess wurde im dritten und vierten Quartal 2003 weitestgehend abgeschlossen. Die Zahl der Mitarbeiter musste um 205 auf 127 reduziert werden. Für die kommenden Jahre wird ein ausgeglichenes Ergebnis erwartet.

MTU Maintenance Zhuhai Comp. Ltd.

Mit China Southern Airlines vereinbarte MTU im Jahr 1999 ein 50/50-Joint Venture zur Triebwerkswartung. Am 6. April 2001 wurde die MTU Maintenance Zhuhai Comp. Ltd. in Zhuhai / China mit der Erteilung der Business License gegründet.
In 2002 wurde das Unternehmen in der Freihandelszone von Zhuhai auf einem für 50 Jahre gepachteten Grundstück errichtet. Am 5. November 2002 fand die offizielle Eröffnung statt. Die Gesamtinvestitionen des Joint Ventures werden sich bis 2010 auf rd. 100 Mio. US-Dollar belaufen, von denen bis Ende 2003 ca. drei Viertel erfolgt sind.
Das operative Geschäft wurde im Januar 2003 erfolgreich mit der Wartung von V2500 Triebwerken gestartet, erlitt aber durch die Folgen der SARS-Krise und des Irakkrieges im Frühjahr 2003 einen Einbruch. Entgegen den Annahmen erholte sich der Luftfahrtsektor in China Ende des dritten Quartals 2003 zusehends, so dass 25 Shop Visits erreicht wurden.
Neben der V2500 A5 wurde auch die CFM 56-3 im dritten Quartal dieses Jahres erfolgreich eingeführt. Zusätzlich zu der Modulzerlegung wurde die Fertigungstiefe um Reparaturen der Stufe 1 erweitert. Weitergehende Reparaturen werden bei der MTU Maintenance Hannover durchgeführt. Auf dem Prüfstand wurde der Korrelationslauf für die V2500 im Juli 2003 erfolgreich durchgeführt, womit er für die Abnahmeläufe dieser Triebwerke zugelassen ist.
Zum Jahresende beschäftigt die Maintenance Zhuhai Comp. Ltd. 256 Mitarbeiter.

MTU Maintenance do Brasil Ltda.

Die MTU Maintenance do Brasil Ltda., Campinas, in der Nähe von Sao Paulo gelegen, betreibt bisher mit 4 Mitarbeitern die Akquisition von Aufträgen für die Instandhaltung von Flugtriebwerken und stationären Gasturbinen. Der erste große Erfolg war der Abschluss eines Wartungsvertrages mit TAM für deren V2500-Triebwerke.

MTU Aero Engines North America Inc.

MTU Aero Engine Design Inc., Rocky Hill/CT and MTU Aero Engine Components Inc., Newington/CT MTU Aero Engines North America Inc., Newington/CT (AENA), previously fully owned by MTU-M, were merged with the holding company, MTU Aero Engines North America Inc., with effect from July 31, 2003.
Development capacities are available at the Rocky Hill site, close to the Group's cooperation partner Pratt & Whitney. The focus of development work in 2003 was on the GP7000, PW6000 and PW300 engine programs. In addition, the company won its first direct orders from Pratt & Whitney for military development work. In 2004 the focus will be on development work for the existing programs and the further acquisition of direct development orders.

At its Newington site, AENA manufactures rotating components such as disks, seals and shafts for virtually all important military and civil engine applications. AENA supplies the world's leading engine manufacturers. The manufacture of turbo pumps for the US space shuttle program is impressive evidence of the expertise of the company. In 2003, AENA added IBR/Blisk technology to its range of know-how for use in military and civil applications. The first F119 series IBR/Blisks and further PW6000 development IBR/Blisks were delivered to customers. In the repair line of business, new customers were gained on the Asian market despite difficult market conditions.
Overall, AENA had 209 employees at December 31, 2003.
As well as stabilizing the production process, the main focus in 2004 will be the preparation of production for further orders relating to the V2500, PW2000 and PW300 engine programs.

Vericor Power Systems LLC

Vericor Power Systems LLC (Vericor) is a 100 % subsidiary of MTU Aero Engines and has its registered office in Atlanta/GA. Vericor was founded in 1999 as a 50:50 joint venture with Honeywell International, Inc. MTU acquired all of the shares of the company in 2002. Vericor is responsible for the worldwide marketing, sales and servicing of the gas turbines ASE8, ASE40, ASE50, TF40 and TF50 in the 0.5 to 15 MW performance range, used for industrial and maritime applications. In the industrial segment, Vericor Power Systems focuses on the sale of turnkey combined heat and power plants, power generation equipment and OEM gas turbines. In the maritime segment, Vericor Power Systems' products are used in both commercial and military applications. The maintenance and repair of the products sold by Vericor is expedited by a global network of MTU Service Centers and regional partners. At December 31, 2003, the company had 36 employees.

MTU Aero Engines North America Inc.

Auf die Holdinggesellschaft MTU Aero Engines North America Inc., Newington/CT (AENA), deren Anteile zu 100 % der MTU-M gehören, wurden mit Wirkung zum 31. Juli 2003 die MTU Aero Engine Design Inc., Rocky Hill/CT und die MTU Aero Engine Components Inc., Newington/CT verschmolzen.
Am Standort Rocky Hill bestehen Entwicklungskapazitäten in unmittelbarer Nähe unseres Kooperationspartners Pratt & Whitney. Wesentliche Aufgaben im Jahr 2003 bezogen sich auf Entwicklungsarbeiten für die Triebwerksprogramme GP7000, PW6000 und PW300. Zusätzlich konnten erste direkte Aufträge von Pratt & Whitney für militärische Entwicklungsarbeiten akquiriert werden. Schwerpunkt im nächsten Jahr wird neben Entwicklungsarbeiten für die bestehenden Programme die Ausweitung der direkten Entwicklungsaufträge sein.

Am Standort Newington fertigt die AENA rotierende Bauteile wie z. B. Scheiben und Dichtringe für weitgehend alle wichtigen militärischen und zivilen Triebwerksanwendungen. Kunden sind die weltweit führenden Triebwerkshersteller. Die Fertigung von Turbopumpen für das US-Spaceshuttle-Programm verdeutlicht eindrucksvoll die Kompetenz unseres Unternehmens. In 2003 erweiterte die AENA ihre Fertigungskompetenz um die IBR/Blisk Technologie im militärischen und zivilen Bereich. So konnten die ersten F119 Serien IBR/Blisk sowie weitere PW6000 Entwicklung IBR/Blisk an unsere Kunden ausgeliefert werden. Im Repairbereich konnten im schwierigen Umfeld weitere Kunden auf dem asiatischen Markt gewonnen werden.
Ingesamt beschäftigte die AENA zum Jahresende 209 Mitarbeiter.
Neben der Stabilisierung des Fertigungsprozesses werden für das nächste Jahr Schwerpunkte in der Fertigungsvorbereitung für zusätzliche Aufträge für die Triebwerksprogramme V2500, PW2000 und PW300 liegen.

Vericor Power Systems LLC

Vericor Power Systems LLC (Vericor) ist eine 100%ige Tochtergesellschaft der MTU Aero Engines mit Sitz in Atlanta/GA. Vericor wurde 1999 als 50/50-Joint Venture mit Honeywell International, Inc. gegründet. In 2002 hat MTU alle Anteile übernommen. Vericor ist weltweit verantwortlich für Vermarktung, Vertrieb und Betreuung der Gasturbinen ASE8, ASE40, ASE50, TF40 und TF50 im Leistungsbereich von 0,5 bis 15 MW, die für industrielle und maritime Anwendungen eingesetzt werden. Im Industriebereich fokussiert sich Vericor Power Systems auf den Vertrieb von schlüsselfertigen Kraft-Wärmekopplungsanlagen, Stromerzeugungsanlagen und OEM Gasturbinen. Im maritimen Bereich werden Vericor Power Systems Produkte sowohl kommerziell als auch militärisch verwendet. Die Wartung, Instandhaltung und Reparatur der von Vericor vertriebenen Produkte wird durch ein weltweites Netz von MTU Service Centern sowie regionalen Partnern gewährleistet. Die Gesellschaft beschäftigte zum 31.12.2003 insgesamt 36 Mitarbeiter.

ATENA Gesellschaft für Engineering Services mbH

ATENA Gesellschaft für Engineering Services mbH (ATENA), which has been a 100 % subsidiary of MTU Aero Engines GmbH since the beginning of 2002, offers high-value engineering and technical know-how for turbo-systems and the aerospace, automotive, and information communication technology sectors.
These services include product design i.e. construction and analysis, production set-up, electronics, hardware and software development (each with a focus on electronics which are critical for system security), IT services and project management. The company handles all stages of the process, from determining detailed specification requirements through to the provision of complex system solutions.
ATENA's customers include all of the established manufacturers and suppliers aircraft and helicopters in Germany as well as a sizeable proportion of enterprises manufacturing for and supplying the German automobile industry.
ATENA has its head office in Munich, branches throughout Germany and a subsidiary in India.
At the year-end, the company's workforce comprised 527 employees in Germany and 13 employees in India.

Ceramic Coating Center

In 1999, MTU and Snecma founded this 50:50 joint venture to expand the Group's core manufacturing expertise in the area of ceramic coats applied to high-stress components. In December 2001, Ceramic Coating Center SAS (CCC) was opened in Chatellerault near to Paris. After completion of test operations, series production was commenced in September 2002.
In addition to the existing range of products (CF6-80 / LM6000, CFM56-5, M88), preparations are already in hand for new blade types (GP7000, CFM56-7).
CCC currently has 18 employees.

ATENA Gesellschaft für Engineering Services mbH

Die ATENA Gesellschaft für Engineering Services mbH (ATENA), seit Anfang 2002 eine 100%ige Tochter der MTU Aero Engines GmbH, bietet hochwertige Engineering- und Technologie-Dienstleistungen in den Bereichen Turbosystems, Aerospace, Automotive sowie Information Communication Technology an.
Die Dienstleistungen umfassen die Bereiche Produktgestaltung, d.h. Konstruktion und Analytik, Produktionsvorbereitung sowie Elektronik, Hardware- und Softwareentwicklung mit Schwerpunkt "sicherheitskritische" Elektronik, IT-Dienstleistungen und Projektmanagement. Dabei werden sämtliche Stufen bearbeitet, von der Detailaufgabe bis hin zu komplexen Systemlösungen. Zu den Kunden der ATENA zählen alle namhaften Hersteller und Zulieferer von Flugzeugen und Hubschraubern in Deutschland sowie ein Großteil der Hersteller und Zulieferer der deutschen Automobilindustrie.
ATENA hat neben ihrer Zentrale in München Zweigniederlassungen in vielen Regionen Deutschlands und eine Tochtergesellschaft in Indien.
Das Unternehmen beschäftigte zum Jahresende 527 Mitarbeiter in Deutschland und 13 Mitarbeiter in Indien.

Ceramic Coating Center

Gemeinsam mit Snecma hat MTU im Jahr 1999 zur Erweiterung der Kernkompetenzen in der Fertigung für das Aufbringen von keramischen Schichten auf hochbelastete Bauteile dieses 50/50-Joint Venture gegründet. Der Aufbau des Ceramic Coating Center SAS (CCC) in Chatellerault bei Paris wurde im Dezember 2001 mit der Eröffnung abgeschlossen. Nach Abschluss des Testbetriebes wurde die Serienproduktion im September 2002 aufgenommen.
Neben dem bestehenden Produktportfolio (CF6-80 / LM6000, CFM56-5, M88) laufen bereits Vorbereitungen für neue Schaufeltypen (GP7000, CFM56-7).
Das CCC beschäftigt derzeit 18 Mitarbeiter.

Risks of future developments

Market risks

In order to offset the effect of fluctuations in the civil-sector aircraft market, MTU is focusing on expanding its range of products and services for the existing market. A lower volume of aircraft sales indicates a potential rise in demand for spare parts and maintenance services. Market risks are also mitigated by the wide range of products and services for virtually all performance classes of aero engines and stationary gas turbines.

Catastrophe risks

In the governmental sector, MTU's product liability risks are generally covered by specific liability exemptions. Substantial insurance coverage has been taken out to cover other product liabilities, in particular those emanating from commercial business, including third party aviation travel risk. Other risks which could threaten the existence of the Group, such as fire and interruption of business are also insured, whereby an excess amount of euro 25 million applied in 2003. This has been reduced to euro 250,000 with effect from January 1, 2004. Risks from terrorist attacks are not insured due to the unduly high cost.

Other insurance policies are in place to cover other risks which do not threaten the existence of the Group. Certification of environmental management to DIN EN ISO 14 001 standard should ensure that the Group will not face any major environmental risks.

Exchange rate risks

Exchange rate risks relate primarily to export surpluses denominated in US dollars. MTU hedges a significant portion of its net exposure from US dollar receipts and payments by means of forward currency contracts. Currency hedges are in place covering anticipated exposure up to the year 2006.

Risk management

A risk management system is in place at MTU to identify, measure and limit risks. Overall responsibility for this system has been allocated to the Chairman of the Executive Management (Geschäftsführung). Risks are identified and potential counter-measures determined on the basis of the Group's risk management guidelines.

Risiken der künftigen Entwicklung

Marktrisiken

Um die Schwankungen des zivilen Flugzeugmarktes auszugleichen, verstärkt MTU das Angebot in Richtung Bestandsmarkt. Sinkende Flugzeugverkäufe lassen ein stärkeres Ersatzteilgeschäft und erhöhte Wartungsleistungen erwarten. Zusätzlich nivellieren sich die Marktrisiken durch das weit gefächerte Angebot in nahezu allen Leistungsklassen der Flugtriebwerke und der stationären Gasturbinen.

Katastrophenrisiken

Im Behördengeschäft ist MTU durch Freistellungen weitgehend von der Haftung für Produktrisiken befreit. Die verbleibenden Haftungen, insbesondere aus dem Zivilgeschäft, sind durch Versicherungen mit umfassender Deckung abgesichert. Hierzu zählt insbesondere die Luftfahrthaftpflicht. Die anderen bestandsgefährdenden Risiken aus Feuer und Betriebsunterbrechung sind ebenfalls versichert, wobei in 2003 ein Selbstbehalt in Höhe von 25 Mio. EURO galt. Dieser ist ab 1. Januar 2004 auf 250.000 EURO reduziert. Nicht versichert ist aufgrund der übermäßig hohen Prämien das Terrorrisiko.
Weitere Versicherungen bestehen für nicht bestandsgefährdende Risiken. Durch die Zertifizierung des Umweltmanagements nach DIN EN ISO 14 001 ist davon auszugehen, dass Umweltrisiken nur in geringem Umfang auftreten können.

Wechselkursrisiken

Die Wechselkursrisiken des Geschäfts betreffen überwiegend Exportüberschüsse aus dem US-Dollar-Raum. Einen wesentlichen Teil des Saldos aus US-Dollar-Einnahmen und -Ausgaben (Net Exposure) sichert MTU durch Devisenterminverkäufe ab. Die derzeitigen Sicherungen reichen bis in das Jahr 2006.

Risk-Management

In der MTU existiert ein dem Vorsitzenden der Geschäftsführung zugeordnetes Risk-Management für die Erkennung, Bewertung und Begrenzung von Risiken. Anhand von konzerneinheitlichen Richtlinien werden damit systematisch mehrmals im Jahr die Risiken identifiziert und mögliche Abwehrmaßnahmen festgelegt.

Prospects

The anticipated of recovery of the commercial aviation sector again failed to materialize in 2003. More significantly, the economic position of many airlines continued to be depressed, exacerbated by the effects of the SARS crisis. However, there are now signs that this recovery will occur in 2004. As far as governmental-sector business is concerned, the decisions taken with regard to the procurement of the A400M, mean that the way has been paved to ensuring that capacities will be well used in coming years.

As a consequence, the Group expects to see a small growth in its commercial-sector business in the financial year 2004 and stable capacity utilization in the area of maintenance business, which could, however, be held back by further falls of the US dollar exchange rate. It is anticipated that governmental-sector business will generate stable revenues thanks to the series deliveries for the EJ200 and MTR390 programs.

Ausblick

Auch in 2003 ist die erwartete Erholung der zivilen Luftfahrt nicht eingetreten. Vielmehr wurde die wirtschaftliche Lage vieler Luftfahrtgesellschaften insbesondere durch die SARS-Krise weiter belastet. Allerdings bestehen Anzeichen, dass eine Erholung im Luftverkehr in 2004 eintreten wird. Für das Behördengeschäft wurden in 2003 durch die Beschaffung der A400M die Weichen so gestellt, dass dieser Geschäftsbereich für die nächsten Jahre auf einer sicheren Grundlage ausgelastet wird.

Daher erwarten wir für das Geschäftsjahr 2004 im Zivilgeschäft leichte Zuwächse gegenüber 2003 sowie eine stabile Auslastung im Instandsetzungsgeschäft, die jedoch durch eine weitere Abschwächung des US-Dollarkurses gebremst werden könnten. Durch die Serienlieferungen in den Programmen EJ200 und MTR390 gehen wir im Behördengeschäft von einem stabilen Umsatz aus.

Independent Auditors' Report

We have audited the consolidated financial statements and group management report of MTU Aero Engines GmbH, Munich, for the year ended December 31, 2003. The preparation of the consolidated financial statements and group management report in accordance with German commercial law is the responsibility of the Executive Management of the group parent company. Our responsibility is to express an opinion on the consolidated financial statements and the group management report, based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB and the generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that material misstatements affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with German accounting principles and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the internal control system relating to the accounting system and the evidence supporting the disclosures in the consolidated financial statements and in the group management report are examined primarily on a test basis within the framework of the audit. The audit also includes an assessment of the individual company financial statements included in consolidated financial statements, the scope of the reporting entity, the accounting and consolidation principles used, the significant estimates made by management as well as of the overall presentation of the consolidated financial statements and group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

Bestätigungsvermerk des Abschlussprüfers

Wir haben den von der MTU Aero Engines GmbH, München, aufgestellten Konzernabschluss und den Konzernlagebericht für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2003 geprüft. Die Aufstellung von Konzernabschluss und Konzernlagebericht nach den deutschen handelsrechtlichen Vorschriften liegt in der Verantwortung der Geschäftsführung der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Konzernabschluss und den Konzernlagebericht abzugeben.

Wir haben unsere Konzernabschlussprüfung nach § 317 HGB unter Beachtung der vom Institut der Wirtschaftsprüfer (IDW) festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Konzernabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung und durch den Konzernlagebericht vermittelten Bildes der Vermögens-, Finanz- und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld des Konzerns sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Wirksamkeit des rechnungslegungsbezogenen internen Kontrollsystems sowie Nachweise für die Angaben in Konzernabschluss und Konzernlagebericht überwiegend auf der Basis von Stichproben beurteilt. Die Prüfung umfasst die Beurteilung der Jahresabschlüsse der in den Konzernabschluss einbezogenen Unternehmen, der Abgrenzung des Konsolidierungskreises, der angewandten Bilanzierungs- und Konsolidierungsgrundsätze und der wesentlichen Einschätzungen der gesetzlichen Vertreter sowie die Würdigung der Gesamtdarstellung des Konzernabschlusses und des Konzernlageberichts. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Unsere Prüfung hat zu keinen Einwendungen geführt.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with German accounting principles. On an overall basis, the group management report provides a suitable understanding of the Group's position and suitably presents the risks of future development.

Munich, January 28, 2004

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Höfer
Wirtschaftsprüfer

Harrieder
Wirtschaftsprüfer

Nach unserer Überzeugung vermittelt der Konzernabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage des Konzerns. Der Konzernlagebericht gibt insgesamt eine zutreffende Vorstellung von der Lage des Konzerns und stellt die Risiken der künftigen Entwicklung zutreffend dar.

München, den 28. Januar 2004

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Höfer
Wirtschaftsprüfer

Harrieder
Wirtschaftsprüfer

Bei Veröffentlichungen oder Weitergabe des Konzernabschlusses und/oder des Konzernlageberichts in einer von der bestätigten Fassung abweichenden Form (einschließlich der Übersetzung in andere Sprachen) bedarf es zuvor unserer erneuten Stellungnahme, sofern hierbei unser Bestätigungsvermerk zitiert oder auf unsere Prüfung hingewiesen wird; wir weisen insbesondere auf § 328 HGB hin.

Attachment 8

MTU Aero Engines - Balance Sheets of the Group companies as of December 31, 2003

Thousands of Euro

	MTU-M	MTU-H	MTU-BB	MTU-C	RSZ	Vericor	MTU-AENA	Atena	Atena USA	Sum of Group companies	Changes according to consolida-tion effects	Consolidated balance sheet Dec 31, 2003
ASSETS												
Non-current assets												
Intangible assets	2.545	746	26.926	1.894	0	10.708	2	165	0	42.986	4.589	47.575
Property, plant and equipment, net	353.870	32.802	18.251	6.870	0	922	12.925	382	0	426.022	-213.251	212.771
Financial assets	506.262	1.744	2.814	11.655	19.532	0	0	100	0	542.107	-496.210	45.897
	862.677	35.292	47.991	20.419	19.532	11.630	12.927	647	0	1.011.115	-704.872	306.243
Current assets												
Inventories	226.250	124.128	43.528	4.523	0	7.782	8.101	5.473	0	419.785	-12	419.773
Advance payments received	-195.079	-80.791	-7.245	-163	0	-3.546	0	-1.229	0	-288.053	0	-288.053
	31.171	43.337	36.283	4.360	0	4.236	8.101	4.244	0	131.732	-12	131.720
Receivables	242.824	69.637	18.943	5.688	0	6.106	2.694	7.102	14	353.008	-36.699	316.309
Other assets	11.372	7.845	1.170	0	0	0	0	74	34	20.495	0	20.495
Cash and cash equivalents	7	305	23	2.615	29	935	685	1	33	4.633	0	4.633
	285.374	121.124	56.419	12.663	29	11.277	11.480	11.421	81	509.868	-36.711	473.157
Prepaid expenses and deferred taxes	2.953	1.742	154	413	0	398	190	74	0	5.924	61	5.985
	1.151.004	158.158	104.564	33.495	19.561	23.305	24.597	12.142	81	1.526.907	-741.522	785.385
SHAREHOLDER'S EQUITY AND LIABILITIES												
Shareholder's Equity												
Capital stock	80.068	15.339	10.226	18.479	26	12.074	800	25	198	137.235	-57.167	80.068
Additional paid-in capital	0	50.000	35.000	0	19.532	0	34.038	5.000	475	144.045	-144.045	0
Retained earnings	11.271	131	35.034	-22.067	2	-4.115	-16.945	-4.301	-736	-1.726	-500.192	-501.918
	91.339	65.470	80.260	-3.588	19.560	7.959	17.893	724	-63	279.554	-701.404	-421.850
Accrued liabilities												
Accrued pensions	227.595	9.343	2.004	16.058	0	0	0	373	0	255.373	0	255.373
Other accrued liabilities	553.744	32.231	4.475	1.850	1	985	332	3.622	11	597.251	-551	596.700
	781.339	41.574	6.479	17.908	1	985	332	3.995	11	852.624	-551	852.073
Liabilities												
Advance payments received	0	0	34	0	0	0	0	0	0	34	0	34
Financial liabilities	0	0	0	12.012	0	0	159	0	0	12.171	0	12.171
Trade liabilities	131.290	31.050	4.608	3.122	0	7.442	2.087	9	0	179.608	0	179.608
Other liabilities	147.036	20.064	13.183	4.041	0	6.919	4.126	7.414	133	202.916	-39.567	163.349
	278.326	51.114	17.825	19.175	0	14.361	6.372	7.423	133	394.729	-39.567	355.162
Deferred income	0	0	0	0	0	0	0	0	0	0	0	0
	1.151.004	158.158	104.564	33.495	19.561	23.305	24.597	12.142	81	1.526.907	-741.522	785.385

Anlage 8

MTU Aero Engines - Bilanzen der Konzerngesellschaften zum 31. Dezember 2003

in Tausend Euro

	MTU-M	MTU-H	MTU-BB	MTU-C	RSZ	Vericor	MTU-AENA	Atena	Atena USA	Summe Konzerngesellschaften	Konsolidierungsvorgänge	Konzernbilanz zum 31. Dez 2003
AKTIVA												
Anlagevermögen												
Immaterielle Vermögensgegenstände	2.545	746	26.926	1.894	0	10.708	2	165	0	42.986	4.589	47.575
Sachanlagen	353.870	32.802	18.251	6.870	0	922	12.925	382	0	426.022	-213.251	212.771
Finanzanlagen	506.262	1.744	2.814	11.655	19.532	0	0	100	0	542.107	-496.210	45.897
	862.677	35.292	47.991	20.419	19.532	11.630	12.927	647	0	1.011.115	-704.872	306.243
Umlaufvermögen												
Vorräte	226.250	124.128	43.528	4.523	0	7.782	8.101	5.473	0	419.785	-12	419.773
Erhaltene Anzahlungen	-195.079	-80.791	-7.245	-163	0	-3.546	0	-1.229	0	-288.053	0	-288.053
	31.171	43.337	36.283	4.360	0	4.236	8.101	4.244	0	131.732	-12	131.720
Forderungen	242.824	69.637	18.943	5.688	0	6.106	2.694	7.102	14	353.008	-36.699	316.309
Sonstige Vermögensgegenstände	11.372	7.845	1.170	0	0	0	0	74	34	20.495	0	20.495
Zahlungsmittel	7	305	23	2.615	29	935	685	1	33	4.633	0	4.633
	285.374	121.124	56.419	12.663	29	11.277	11.480	11.421	81	509.868	-36.711	473.157
Rechnungsabgrenzungsposten und Latente Steuern	2.953	1.742	154	413	0	398	190	74	0	5.924	61	5.985
	1.151.004	158.158	104.564	33.495	19.561	23.305	24.597	12.142	81	1.526.907	-741.522	785.385
PASSIVA												
Eigenkapital												
Gezeichnetes Kapital	80.068	15.339	10.226	18.479	26	12.074	800	25	198	137.235	-57.167	80.068
Kapitalrücklagen	0	50.000	35.000	0	19.532	0	34.038	5.000	475	144.045	-144.045	0
Gewinnrücklagen	11.271	131	35.034	-22.067	2	-4.115	-16.945	-4.301	-736	-1.726	-500.192	-501.918
	91.339	65.470	80.260	-3.588	19.560	7.959	17.893	724	-63	279.554	-701.404	-421.850
Rückstellungen												
Rückstellungen für Pensionen	227.595	9.343	2.004	16.058	0	0	0	373	0	255.373	0	255.373
Übrige Rückstellungen	553.744	32.231	4.475	1.850	1	985	332	3.622	11	597.251	-551	596.700
	781.339	41.574	6.479	17.908	1	985	332	3.995	11	852.624	-551	852.073
Verbindlichkeiten												
Erhaltene Anzahlungen auf Bestellungen	0	0	34	0	0	0	0	0	0	34	0	34
Finanzverbindlichkeiten	0	0	0	12.012	0	0	159	0	0	12.171	0	12.171
Verbindlichkeiten aus Lieferungen	131.290	31.050	4.608	3.122	0	7.442	2.087	9	0	179.608	0	179.608
Übrige Verbindlichkeiten	147.036	20.064	13.183	4.041	0	6.919	4.126	7.414	133	202.916	-39.567	163.349
	278.326	51.114	17.825	19.175	0	14.361	6.372	7.423	133	394.729	-39.567	355.162
	0	0	0	0	0	0	0	0	0	0	0	0
Rechnungsabgrenzungsposten	1.151.004	158.158	104.564	33.495	19.561	23.305	24.597	12.142	81	1.526.907	-741.522	785.385

Attachment 9

MTU Aero Engines - Balance Sheets of the Group companies as of December 31, 2002

Thousands of Euro

	MTU-M	MTU-H	MTU-BB	MTU-C	RSZ	Vericor	MTU-AED	MTU-AENA	MTU-AEC	Atena	Atena USA	Sum of Group companies	Changes according to consolida-tion effects	Consolidated balance sheet Dec 31, 2002
ASSETS														
Non-current assets														
Intangible assets	1.778	876	29.888	2.647	0	14.094	51	0	0	112	0	49.446	4.934	54.380
Property, plant and equipment, net	138.269	26.153	18.117	8.815	0	1.028	463	0	15.150	344	9	208.348	0	208.348
Financial assets	469.525	755	5.136	10.499	14.351	0	0	41.957	0	1.567	0	543.790	-261.795	281.995
	609.572	27.784	53.141	21.961	14.351	15.122	514	41.957	15.150	2.023	9	801.584	-256.861	544.723
Current assets														
Inventories	231.040	130.409	49.329	20.431	0	7.727	0	0	12.917	4.981	13	456.847	-11.748	445.099
Advance payments received	-169.077	-69.182	-6.856	-2.444	0	-7.570	0	0	0	0	0	-255.129	0	-255.129
	61.963	61.227	42.473	17.987	0	157	0	0	12.917	4.981	13	201.718	-11.748	189.970
Receivables	606.346	104.397	19.699	17.946	0	1.313	920	2	4.590	2.981	269	758.463	-61.915	696.548
Other assets	8.069	4.870	211	0	0	0	21	0	0	205	3	13.379	0	13.379
Cash and cash equivalents	12.122	401	2	2	23	743	18	0	525	3	407	14.246	0	14.246
	688.500	170.895	62.385	35.935	23	2.213	959	2	18.032	8.170	692	987.806	-73.663	914.143
Prepaid expenses and deferred taxes	1.165	1.287	94	373	0	393	107	0	172	657	8	4.256	-646	3.610
	1.299.237	199.966	115.620	58.269	14.374	17.728	1.580	41.959	33.354	10.850	709	1.793.646	-331.170	1.462.476
SHAREHOLDER'S EQUITY AND LIABILITIES														
Shareholder's Equity														
Capital stock	80.068	15.339	10.226	15.106	26	8.820	954	963	10	25	239	131.776	-51.708	80.068
Additional paid-in capital	13.559	50.000	35.000	0	14.350	0	2.861	40.994	38.133	5.000	591	200.488	-186.929	13.559
Retained earnings	24.690	131	37.358	-49.290	-2	-4.408	-3.154	1	-9.336	-14	-827	-4.851	-17.429	-22.280
	118.317	65.470	82.584	-34.184	14.374	4.412	661	41.958	28.807	5.011	3	327.413	-256.066	71.347
Accrued liabilities														
Accrued pensions	210.980	8.238	1.436	13.269	0	0	0	0	478	252	0	234.653	0	234.653
Other accrued liabilities	635.635	38.858	12.095	1.295	0	1.603	0	0	1.155	2.276	117	693.034	-1.283	691.751
	846.615	47.096	13.531	14.564	0	1.603	0	0	1.633	2.528	117	927.687	-1.283	926.404
Liabilities														
Advance payments received	69.128	0	0	0	0	0	0	0	0	1.762	0	70.890	-920	69.970
Financial liabilities	0	0	0	11.783	0	0	191	0	0	0	0	11.974	0	11.974
Trade liabilities	140.991	43.335	6.579	12.259	0	747	376	0	2.836	2	36	207.161	0	207.161
Other liabilities	124.186	44.065	12.913	53.847	0	10.966	352	1	78	1.547	553	248.508	-72.901	175.607
	334.305	87.400	19.492	77.889	0	11.713	919	1	2.914	3.311	589	538.533	-73.821	464.712
Deferred income	0	0	13	0	0	0	0	0	0	0	0	13	0	13
	1.299.237	199.966	115.620	58.269	14.374	17.728	1.580	41.959	33.354	10.850	709	1.793.646	-331.170	1.462.476

in Tausend Euro

MTU Aero Engines - Bilanzen der Konzerngesellschaften zum 31. Dezember 2002

AKTIVA	MTU-M	MTU-H	MTU-BB	MTU-C	RSZ	Vericor	MTU-AED	MTU-AENA	MTU-AEC	Atena	Atena USA	Summe Konzerngesellschaften	Konsolidierungsvorgänge	Konzernbilanz zum 31. Dez 2002
Anlagevermögen														
Immaterielle Vermögensgegenstände	1.778	876	29.888	2.647	0	14.094	51	0	0	112	0	49.446	4.934	54.380
Sachanlagen	138.269	26.153	18.117	8.815	0	1.028	463	0	15.150	344	9	208.348	0	208.348
Finanzanlagen	469.525	755	5.136	10.499	14.351	0	0	41.957	0	1.567	0	543.790	-261.795	281.995
	609.572	27.784	53.141	21.961	14.351	15.122	514	41.957	15.150	2.023	9	801.584	-256.861	544.723
Umlaufvermögen														
Vorräte	231.040	130.409	49.329	20.431	0	7.727	0	0	12.917	4.981	13	456.847	-11.748	445.099
Erhaltene Anzahlungen	-169.077	-69.182	-6.856	-2.444	0	-7.570	0	0	0	0	0	-255.129	0	-255.129
	61.963	61.227	42.473	17.987	0	157	0	0	12.917	4.981	13	201.718	-11.748	189.970
Forderungen	606.346	104.397	19.699	17.946	0	1.313	920	2	4.590	2.981	269	758.463	-61.915	696.548
Sonstige Vermögensgegenstände	8.069	4.870	211	0	0	0	21	0	0	205	3	13.379	0	13.379
Zahlungsmittel	12.122	401	2	2	23	743	18	0	525	3	407	14.246	0	14.246
	688.500	170.895	62.385	35.935	23	2.213	959	2	18.032	8.170	692	987.806	-73.663	914.143
Rechnungsabgrenzungsposten und Latente Steuern	1.165	1.287	94	373	0	393	107	0	172	657	8	4.256	-646	3.610
	1.299.237	199.966	115.620	58.269	14.374	17.728	1.580	41.959	33.354	10.850	709	1.793.646	-331.170	1.462.476
PASSIVA														
Eigenkapital														
Gezeichnetes Kapital	80.068	15.339	10.226	15.106	26	8.820	954	963	10	25	239	131.776	-51.708	80.068
Kapitalrücklagen	13.559	50.000	35.000	0	14.350	0	2.861	40.994	38.133	5.000	591	200.488	-186.929	13.559
Gewinnrücklagen	24.690	131	37.358	-49.290	-2	-4.408	-3.154	1	-9.336	-14	-827	-4.851	-17.429	-22.280
	118.317	65.470	82.584	-34.184	14.374	4.412	661	41.958	28.807	5.011	3	327.413	-256.066	71.347
Rückstellungen														
Rückstellungen für Pensionen	210.980	8.238	1.436	13.269	0	0	0	0	478	252	0	234.653	0	234.653
Übrige Rückstellungen	635.635	38.858	12.095	1.295	0	1.603	0	0	1.155	2.276	117	693.034	-1.283	691.751
	846.615	47.096	13.531	14.564	0	1.603	0	0	1.633	2.528	117	927.687	-1.283	926.404
Verbindlichkeiten														
Erhaltene Anzahlungen auf Bestellungen	69.128	0	0	0	0	0	0	0	0	1.762	0	70.890	-920	69.970
Finanzverbindlichkeiten	0	0	0	11.783	0	0	191	0	0	0	0	11.974	0	11.974
Verbindlichkeiten aus Lieferungen und Leistungen	140.991	43.335	6.579	12.259	0	747	376	0	2.836	2	36	207.161	0	207.161
Übrige Verbindlichkeiten	124.186	44.065	12.913	53.847	0	10.966	352	1	78	1.547	553	248.508	-72.901	175.607
	334.305	87.400	19.492	77.889	0	11.713	919	1	2.914	3.311	589	538.533	-73.821	464.712
Rechnungsabgrenzungsposten	0	0	13	0	0	0	0	0	0	0	0	13	0	13
	1.299.237	199.966	115.620	58.269	14.374	17.728	1.580	41.959	33.354	10.850	709	1.793.646	-331.170	1.462.476

Anlage 9

Attachment 10

MTU Aero Engines - Income Statements of the Group companies for 2003

Thousands of Euro

	MTU-M	MTU-H	MTU-BB	MTU-C	RSZ	Vericor	MTU-AENA	Atena	Atena USA	Sum of Group companies	Changes according to consolida-tion effects	Consolidated Income Statement 2003
Revenues	1.321.598	434.566	118.148	51.586	0	26.790	26.868	40.061	730	2.020.347	-80.365	1.939.982
Cost of sales	1.126.129	393.736	108.072	68.549	0	21.242	30.678	34.329	751	1.783.486	-83.705	1.699.781
Gross margin	195.469	40.830	10.076	-16.963	0	5.548	-3.810	5.732	-21	236.861	3.340	240.201
Selling expenses	55.890	9.858	6.821	2.306	0	2.695	108	3.558	0	81.236	153	81.389
General administration expenses	28.063	3.610	2.725	4.648	2	3.490	3.046	4.252	586	50.422	-912	49.510
Other operating income	80.166	14.580	6.776	1.406	0	0	221	19	0	103.168	-4.035	99.133
Other operating expenses	60.778	28.089	3.511	0	0	0	470	538	46	93.432	345	93.777
Financial result	19.669	-1.517	-2.233	-225	7	-2	-14	-79	24	15.630	-16.398	-768
Income / Loss from ordinary activities	150.573	12.336	1.562	-22.736	5	-639	-7.227	-2.676	-629	130.569	-16.679	113.890
Extraordinary income	494.751	0	0	52.335	0	0	0	0	547	547.633	-545.296	2.337
Extraordinary expenses	70.365	0	0	0	0	0	0	1.611	0	71.976	-71.976	0
Extraordinary result	424.386	0	0	52.335	0	0	0	-1.611	547	475.657	-473.320	2.337
Income taxes	49.389	10.466	284	151	1	1	44	0	1	60.337	-10.877	49.460
Net Income / Loss before profit and loss transfer agreement	525.570	1.870	1.278	29.448	4	-640	-7.271	-4.287	-83	545.889	-479.122	66.767
Expense for profit transfer	535.124	1.870	3.602	0	0	0	0	0	0	540.596	-5.472	535.124
Net Income / Loss after profit and loss transfer agreement	-9.554	0	-2.324	29.448	4	-640	-7.271	-4.287	-83	5.293	-473.650	-468.357
Translation differences	678	0	0	-1.266	0	184	695	0	33	324	32	356
Loss carryforward	0	0	0	0	0	0	0	-14	0	-14	14	0
Transfer from / (to) retained earnings	8.876	0	2.324	-28.182	-4	456	6.576	4.301	50	-5.603	473.604	468.001
Transfer from additional-paid-in-capital	13.559	0	0	0	0	0	0	0	0	13.559	0	13.559
Distribution of additional-paid-in-capital	13.559	0	0	0	0	0	0	0	0	13.559	0	13.559
Unappropriated profit of MTU Aero Engines	0	0	0	0	0	0	0	0	0	0	0	0

Anlage 10

MTU Aero Engines - Gewinn- und Verlustrechnungen der Konzerngesellschaften für 2003

in Tausend Euro

	MTU-M	MTU-H	MTU-BB	MTU-C	RSZ	Vericor	MTU-AENA	Atena	Atena USA	Summe Konzerngesellschaften	Konsolidierungsvorgänge	Konzern-Gewinn-/Verlust-Rechnung 2003
Umsatzerlöse	1.321.598	434.566	118.148	51.586	0	26.790	26.868	40.061	730	2.020.347	-80.365	1.939.982
Umsatzkosten	1.126.129	393.736	108.072	68.549	0	21.242	30.678	34.329	751	1.783.486	-83.705	1.699.781
Bruttoergebnis vom Umsatz	195.469	40.830	10.076	-16.963	0	5.548	-3.810	5.732	-21	236.861	3.340	240.201
Vertriebskosten	55.890	9.858	6.821	2.306	0	2.695	108	3.558	0	81.236	153	81.389
Allgemeine Verwaltungskosten	28.063	3.610	2.725	4.648	2	3.490	3.046	4.252	586	50.422	-912	49.510
Sonstige betriebliche Erträge	80.166	14.580	6.776	1.406	0	0	221	19	0	103.168	-4.035	99.133
Sonstige betriebliche Aufwendungen	60.778	28.089	3.511	0	0	0	470	538	46	93.432	345	93.777
Finanzergebnis	19.669	-1.517	-2.233	-225	7	-2	-14	-79	24	15.630	-16.398	-768
Ergebnis der gewöhnlichen Geschäftstätigkeit	150.573	12.336	1.562	-22.736	5	-639	-7.227	-2.676	-629	130.569	-16.679	113.890
Außerordentliche Erträge	494.751	0	0	52.335	0	0	0	0	547	547.633	-545.296	2.337
Außerordentliche Aufwendungen	70.365	0	0	0	0	0	0	1.611	0	71.976	-71.976	0
Außerordentliches Ergebnis	424.386	0	0	52.335	0	0	0	-1.611	547	475.657	-473.320	2.337
Steuern vom Einkommen und vom Ertrag	49.389	10.466	284	151	1	1	44	0	1	60.337	-10.877	49.460
Überschuss / Fehlbetrag vor Ergebnisabführung	525.570	1.870	1.278	29.448	4	-640	-7.271	-4.287	-83	545.889	-479.122	66.767
Aufwendungen aufgrund eines Ergebnisabführungs vertrages	535.124	1.870	3.602	0	0	0	0	0	0	540.596	-5.472	535.124
Überschuss / Fehlbetrag nach Ergebnisabführung	-9.554	0	-2.324	29.448	4	-640	-7.271	-4.287	-83	5.293	-473.650	-468.357
Währungsdifferenzen	678	0	0	-1.266	0	184	695	0	33	324	32	356
Verlustvortrag	0	0	0	0	0	0	0	-14	0	-14	14	0
Entnahmen aus / (Einstellungen in) den / (die) Gewinnrücklagen	8.876	0	2.324	-28.182	-4	456	6.576	4.301	50	-5.603	473.604	468.001
Entnahmen aus der Kapitalrücklage	13.559	0	0	0	0	0	0	0	0	13.559	0	13.559
Ausschüttung Kapitalrücklage	13.559	0	0	0	0	0	0	0	0	13.559	0	13.559
Bilanzgewinn der MTU Aero Engines	0	0	0	0	0	0	0	0	0	0	0	0

Attachment 11

MTU Aero Engines - Income Statements of the Group companies for 2002

Thousands of Euro

	MTU-M	MTU-H	MTU-BB	MTU-C	RSZ	Vericor	MTU-AED	MTU-AENA	MTU-AEC	Atena	Atena USA	Sum of Group companies	Changes according to consolida-tion effects	Consolidated Income Statement 2002
Revenues	1.589.072	543.430	127.597	68.636	0	18.272	9.796	0	31.625	25.658	1.778	2.415.864	-119.003	2.296.861
Cost of sales	1.327.079	494.791	116.852	86.780	0	14.681	9.225	0	29.904	20.984	1.464	2.101.760	-121.502	1.980.258
Gross margin	261.993	48.639	10.745	-18.144	0	3.591	571	0	1.721	4.674	314	314.104	2.499	316.603
Selling expenses	43.171	15.498	5.809	3.881	0	2.332	0	0	15	3.099	0	73.805	-101	73.704
General administration expenses	28.266	3.235	2.749	2.946	0	3.184	1.094	0	2.359	1.423	753	46.009	-1.440	44.569
Other operating income	153.719	9.444	5.149	4	0	0	56	2	0	43	0	168.417	1.735	170.152
Other operating expenses	96.125	23.837	3.776	563	2	0	84	0	919	0	414	125.720	284	126.004
Financial result	31.017	-1.100	203	-3.865	1	184	3	0	27	61	-25	26.506	-12.061	14.445
Income / Loss from ordinary activities	279.167	14.413	3.763	-29.395	-1	-1.741	-548	2	-1.545	256	-878	263.493	-6.570	256.923
Income taxes	59.325	9.032	0	145	0	0	-6	0	-29	238	1	68.706	-8.967	59.739
Net Income / Loss before profit and loss transfer agreement	219.842	5.381	3.763	-29.540	-1	-1.741	-542	2	-1.516	18	-879	194.787	2.397	197.184
Expense for profit transfer	220.098	5.381	3.763	0	0	0	0	0	0	0	0	229.242	-9.144	220.098
Net Income / Loss after profit and loss transfer agreement	-256	0	0	-29.540	-1	-1.741	-542	2	-1.516	18	-879	-34.455	11.541	-22.914
Translation differences	324	0	0	2.490	0	49	15	0	124	0	52	3.054	0	3.054
Loss carryforward	0	0	0	0	0	0	0	0	0	-32	0	-32	32	0
Transfer from / (to) retained earnings	-68	0	0	27.050	1	1.692	527	-2	1.392	14	827	31.433	-11.573	19.860
Unappropriated profit of MTU Aero Engines	0	0	0	0	0	0	0	0	0	0	0	0	0	0

MTU Aero Engines - Gewinn- und Verlustrechnungen der Konzerngesellschaften für 2002

in Tausend Euro

	MTU-M	MTU-H	MTU-BB	MTU-C	RSZ	Vericor	MTU-AED	MTU-AENA	MTU-AEC	Atena	Atena USA	Summe Konzernge-sellschaften	Konsoli-dierungs-vorgänge	Konzern-Gewinn-/Verlust-Rechnung 2002
Umsatzerlöse	1.589.072	543.430	127.597	68.636	0	18.272	9.796	0	31.625	25.658	1.778	2.415.864	-119.003	2.296.861
Umsatzkosten	1.327.079	494.791	116.852	86.780	0	14.681	9.225	0	29.904	20.984	1.464	2.101.760	-121.502	1.980.258
Bruttoergebnis vom Umsatz	261.993	48.639	10.745	-18.144	0	3.591	571	0	1.721	4.674	314	314.104	2.499	316.603
Vertriebskosten	43.171	15.498	5.809	3.881	0	2.332	0	0	15	3.099	0	73.805	-101	73.704
Allgemeine Verwaltungskosten	28.266	3.235	2.749	2.946	0	3.184	1.094	0	2.359	1.423	753	46.009	-1.440	44.569
Sonstige betriebliche Erträge	153.719	9.444	5.149	4	0	0	56	2	0	43	0	168.417	1.735	170.152
Sonstige betriebliche Aufwendungen	96.125	23.837	3.776	563	2	0	84	0	919	0	414	125.720	284	126.004
Finanzergebnis	31.017	-1.100	203	-3.865	1	184	3	0	27	61	-25	26.506	-12.061	14.445
Ergebnis der gewöhnlichen Geschäftstätigkeit	279.167	14.413	3.763	-29.395	-1	-1.741	-548	2	-1.545	256	-878	263.493	-6.570	256.923
Steuern vom Einkommen und vom Ertrag	59.325	9.032	0	145	0	0	-6	0	-29	238	1	68.706	-8.967	59.739
Überschuss/Fehlbetrag vor Ergebnisabführung	219.842	5.381	3.763	-29.540	-1	-1.741	-542	2	-1.516	18	-879	194.787	2.397	197.184
Aufwendungen aufgrund eines Ergebnis-abführungsvertrages	220.098	5.381	3.763	0	0	0	0	0	0	0	0	229.242	-9.144	220.098
Überschuss/Fehlbetrag nach Ergebnisabführung	-256	0	0	-29.540	-1	-1.741	-542	2	-1.516	18	-879	-34.455	11.541	-22.914
Währungsdifferenzen	324	0	0	2.490	0	49	15	0	124	0	52	3.054	0	3.054
Verlustvortrag	0	0	0	0	0	0	0	0	0	-32	0	-32	32	0
Entnahmen aus / (Einstellungen in) den / (die) Gewinnrücklagen	-68	0	0	27.050	1	1.692	527	-2	1.392	14	827	31.433	-11.573	19.860
Bilanzgewinn der MTU Aero Engines	0	0	0	0	0	0	0	0	0	0	0	0	0	0

[Translator's notes are in square brackets]

General Engagement Terms
for
Wirtschaftsprüfer and Wirtschaftsprüfungsgesellschaften
[German Public Auditors and Public Audit Firms]
as of January 1, 2002

This is an English translation of the German text, which is the sole authoritative version

1. Scope

(1) These engagement terms are applicable to contracts between Wirtschaftsprüfer [German Public Auditors] or Wirtschaftsprüfungsgesellschaften [German Public Audit Firms] (hereinafter collectively referred to as the "Wirtschaftsprüfer") and their clients for audits, consulting and other engagements to the extent that something else has not been expressly agreed to in writing or is not compulsory due to legal requirements.

(2) If, in an individual case, as an exception contractual relations have also been established between the Wirtschaftsprüfer and persons other than the client, the provisions of No. 9 below also apply to such third parties.

2. Scope and performance of the engagement

(1) Subject of the Wirtschaftsprüfer's engagement is the performance of agreed services – not a particular economic result. The engagement is performed in accordance with the Grundsätze ordnungsmäßiger Berufsausübung [Standards of Proper Professional Conduct]. The Wirtschaftsprüfer is entitled to use qualified persons to conduct the engagement.

(2) The application of foreign law requires – except for financial attestation engagements – an express written agreement.

(3) The engagement does not extend – to the extent it is not directed thereto – to an examination of the issue of whether the requirements of tax law or special regulations, such as, for example, laws on price controls, laws limiting competition and Bewirtschaftungsrecht [laws controlling certain aspects of specific business operations] were observed; the same applies to the determination as to whether subsidies, allowances or other benefits may be claimed. The performance of an engagement encompasses auditing procedures aimed at the detection of the defalcation of books and records and other irregularities only if during the conduct of audits grounds therefor arise or if this has been expressly agreed to in writing.

(4) If the legal position changes subsequent to the issuance of the final professional statement, the Wirtschaftsprüfer is not obliged to inform the client of changes or any consequences resulting therefrom.

3. The client's duty to inform

(1) The client must ensure that the Wirtschaftsprüfer – even without his special request – is provided, on a timely basis, with all supporting documents and records required for and is informed of all events and circumstances which may be significant to the performance of the engagement. This also applies to those supporting documents and records, events and circumstances which first become known during the Wirtschaftsprüfer's work.

(2) Upon the Wirtschaftsprüfer's request, the client must confirm in a written statement drafted by the Wirtschaftsprüfer that the supporting documents and records and the information and explanations provided are complete.

4. Ensuring independence

The client guarantees to refrain from everything which may endanger the independence of the Wirtschaftsprüfer's staff. This particularly applies to offers of employment and offers to undertake engagements on one's own account.

5. Reporting and verbal information

If the Wirtschaftsprüfer is required to present the results of his work in writing, only that written presentation is authoritative. For audit engagements the long-form report should be submitted in writing to the extent that nothing else has been agreed to. Verbal statements and information provided by the Wirtschaftsprüfer's staff beyond the engagement agreed to are never binding.

6. Protection of the Wirtschaftsprüfer's intellectual property

The client guarantees that expert opinions, organizational charts, drafts, sketches, schedules and calculations – expecially quantity and cost computations – prepared by the Wirtschaftsprüfer within the scope of the engagement will be used only for his own purposes.

7. Transmission of the Wirtschaftsprüfer's professional statement

(1) The transmission of a Wirtschaftsprüfer's professional statements (long-form reports, expert opinions and the like) to a third party requires the Wirtschaftsprüfer's written consent to the extent that the permission to transmit to a certain third party does not result from the engagement terms.

The Wirtschaftsprüfer is liable (within the limits of No. 9) towards third parties only if the prerequisites of the first sentence are given.

(2) The use of the Wirtschaftsprüfer's professional statements for promotional purposes is not permitted; an infringement entitles the Wirtschaftsprüfer to immediately cancel all engagements not yet conducted for the client.

8. Correction of deficiencies

(1) Where there are deficiencies, the client is entitled to subsequent fulfillment [of the contract]. The client may demand a reduction in fees or the cancellation of the contract only for the failure to subsequently fulfill [the contract]; if the engagement was awarded by a person carrying on a commercial business as part of that commercial business, a government-owned legal person under public law or a special government-owned fund under public law, the client may demand the cancellation of the contract only if the services rendered are of no interest to him due to the failure to subsequently fulfill [the contract]. No. 9 applies to the extent that claims for damages exist beyond this.

(2) The client must assert his claim for the correction of deficiencies in writing without delay. Claims pursuant to the first paragraph not arising from an intentional tort cease to be enforceable one year after the commencement of the statutory time limit for enforcement.

(3) Obvious deficiencies, such as typing and arithmetical errors and formelle Mängel [deficiencies associated with technicalities] contained in a Wirtschaftsprüfer's professional statements (long-form reports, expert opinions and the like) may be corrected – and also be applicable versus third parties – by the Wirtschaftsprüfer at any time. Errors which may call into question the conclusions contained in the Wirtschaftsprüfer's professional statements entitle the Wirtschaftsprüfer to withdraw – also versus third parties – such statements. In the cases noted the Wirtschaftsprüfer should first hear the client, if possible.

9. Liability

(1) The liability limitation of § ["Article"] 323 (2)["paragraph 2"] HGB ["Handelsgesetzbuch": German Commercial Code] applies to statutory audits required by law.

(2) Liability for negligence; An individual case of damages

If neither No. 1 is applicable nor a regulation exists in an individual case, pursuant to § 54a (1) no. 2 WPO ["Wirtschaftsprüferordnung": Law regulating the Profession of Wirtschaftsprüfer] the liability of the Wirtschaftsprüfer for claims of compensatory damages of any kind – except for damages resulting from injury to life, body or health – for an individual case of damages resulting from negligence is limited to € 4 million; this also applies if liability to a person other than the client should be established. An individual case of damages also exists in relation to a uniform damage arising from a number of breaches of duty. The individual case of damages encompasses all consequences from a breach of duty without taking into account whether the damages occurred in one year or in a number of successive years. In this case multiple acts or omissions of acts based on a similar source of error or on a source of error of an equivalent nature are deemed to be a uniform breach of duty if the matters in question are legally or economically connected to one another. In this event the claim against the Wirtschaftsprüfer is limited to € 5 million. The limitation to the fivefold of the minimum amount insured does not apply to compulsory audits required by law.

(3) Preclusive deadlines

A compensatory damages claim may only be lodged within a preclusive deadline of one year of the rightful claimant having become aware of the damage and of the event giving rise to the claim – at the very latest, however, within 5 years subsequent to the event giving rise to the claim. The claim expires if legal action is not taken within a six month deadline subsequent to the written refusal of acceptance of the indemnity and the client was informed of this consequence. The right to assert the bar of the preclusive deadline remains unaffected. Sentences 1 to 3 also apply to legally required audits with statutory liability limits.

10. Supplementary provisions for audit engagements

(1) A subsequent amendment or abridgement of the financial statements or management report audited by a Wirtschaftsprüfer and accompanied by an auditor's report requires the written consent of the Wirtschaftsprüfer even if these documents are not published. If the Wirtschaftsprüfer has not issued an auditor's report, a reference to the audit conducted by the Wirtschaftsprüfer in the management report or elsewhere specified for the general public is permitted only with the Wirtschaftsprüfer's written consent and using the wording authorized by him.

(2) If the Wirtschaftsprüfer revokes the auditor's report, it may no longer be used. If the client has already made use of the auditor's report, he must announce its revocation upon the Wirtschaftsprüfer's request.

(3) The client has a right to 5 copies of the long-form report. Additional copies will be charged for separately.

11. Supplementary provisions for assistance with tax matters

(1) When advising on an individual tax issue as well as when furnishing continuous tax advice, the Wirtschaftsprüfer is entitled to assume that the facts provided by the client – especially numerical disclosures – are correct and complete; this also applies to bookkeeping engagements. Nevertheless, he is obliged to inform the client of any errors he has discovered.

(2) The tax consulting engagement does not encompass procedures required to meet deadlines, unless the Wirtschaftsprüfer has explicitly accepted the engagement for this. In this event the client must provide the Wirtschaftsprüfer, on a timely basis, all supporting documents and records – especially tax assessments – material to meeting the deadlines, so that the Wirtschaftsprüfer has an appropriate time period available to work therewith.

(3) In the absence of other written agreements, continuous tax advice encompasses the following work during the contract period:

a) preparation of annual tax returns for income tax, corporation tax and business tax, as well as net worth tax returns on the basis of the annual financial statements and other schedules and evidence required for tax purposes to be submitted by the client

b) examination of tax assessments in relation to the taxes mentioned in (a)

c) negotiations with tax authorities in connection with the returns and assessments mentioned in (a) and (b)

d) participation in tax audits and evaluation of the results of tax audits with respect to the taxes mentioned in (a)

e) participation in Einspruchs- und Beschwerdeverfahren [appeals and complaint procedures] with respect to the taxes mentioned in (a).

In the afore-mentioned work the Wirtschaftsprüfer takes material published legal decisions and administrative interpretations into account.

(4) If the Wirtschaftsprüfer receives a fixed fee for continuous tax advice, in the absence of other written agreements the work mentioned under paragraph 3 (d) and (e) will be charged separately.

(5) Services with respect to special individual issues for income tax, corporate tax, business tax, valuation procedures for property and net worth taxation, and net worth tax as well as all issues in relation to sales tax, wages tax, other taxes and dues require a special engagement. This also applies to:

a) the treatment of nonrecurring tax matters, e. g. in the field of estate tax, capital transactions tax, real estate acquisition tax

b) participation and representation in proceedings before tax and administrative courts and in criminal proceedings with respect to taxes, and

c) the granting of advice and work with respect to expert opinions in connection with conversions of legal form, mergers, capital increases and reductions, financial reorganizations, admission and retirement of partners or shareholders, sale of a business, liquidations and the like.

(6) To the extent that the annual sales tax return is accepted as additional work, this does not include the review of any special accounting prerequisities nor of the issue as to whether all potential legal sales tax reductions have been claimed. No guarantee is assumed for the completeness of the supporting documents and records to validate the deduction of the input tax credit.

12. Confidentiality towards third parties and data security

(1) Pursuant to the law the Wirtschaftsprüfer is obliged to treat all facts that he comes to know in connection with his work as confidential, irrespective of whether these concern the client himself or his business associations, unless the client releases him from this obligation.

(2) The Wirtschaftsprüfer may only release long-form reports, expert opinions and other written statements on the results of his work to third parties with the consent of his client.

(3) The Wirtschaftsprüfer is entitled – within the purposes stipulated by the client – to process personal data entrusted to him or allow them to be processed by third parties.

13. Default of acceptance and lack of cooperation on the part of the client

If the client defaults in accepting the services offered by the Wirtschaftsprüfer or if the client does not provide the assistance incumbent on him pursuant to No. 3 or otherwise, the Wirtschaftsprüfer is entitled to cancel the contract immediately. The Wirtschaftsprüfer's right to compensation for additional expenses as well as for damages caused by the default or the lack of assistance is not affected, even if the Wirtschaftsprüfer does not exercise his right to cancel.

14. Remuneration

(1) In addition to his claims for fees or remuneration, the Wirtschaftsprüfer is entitled to reimbursement of his outlays: sales tax will be billed separately. He may claim appropriate advances for remuneration and reimbursement of outlays and make the rendering of his services dependent upon the complete satisfaction of his claims. Multiple clients awarding engagements are jointly and severally liable.

(2) Any set off against the Wirtschaftsprüfer's claims for remuneration and reimbursement of outlays is permitted only for undisputed claims or claims determined to be legally valid.

15. Retention and return of supporting documentation and records

(1) The Wirtschaftsprüfer retains, for seven years, the supporting documents and records in connection with the completion of the engagement – that had been provided to him and that he has prepared himself – as well as the correspondence with respect to the engagement.

(2) After the settlement of his claims arising from the engagement, the Wirtschaftsprüfer, upon the request of the client, must return all supporting documents and records obtained from him or for him by reason of his work on the engagement. This does not, however, apply to correspondence exchanged between the Wirtschaftsprüfer and his client and to any documents of which the client already has the original or a copy. The Wirtschaftsprüfer may prepare and retain copies or photocopies of supporting documents and records which he returns to the client.

16. Applicable law

Only German law applies to the engagement, its conduct and any claims arising therefrom.

Allgemeine Auftragsbedingungen
für
Wirtschaftsprüfer und Wirtschaftsprüfungsgesellschaften
vom 1. Januar 2002

1. Geltungsbereich

(1) Die Auftragsbedingungen gelten für die Verträge zwischen Wirtschaftsprüfern oder Wirtschaftsprüfungsgesellschaften (im nachstehenden zusammenfassend „Wirtschaftsprüfer" genannt) und ihren Auftraggebern über Prüfungen, Beratungen und sonstige Aufträge, soweit nicht etwas anderes ausdrücklich schriftlich vereinbart oder gesetzlich zwingend vorgeschrieben ist.

(2) Werden im Einzelfall ausnahmsweise vertragliche Beziehungen auch zwischen dem Wirtschaftsprüfer und anderen Personen als dem Auftraggeber begründet, so gelten auch gegenüber solchen Dritten die Bestimmungen der nachstehenden Nr. 9.

2. Umfang und Ausführung des Auftrages

(1) Gegenstand des Auftrages ist die vereinbarte Leistung, nicht ein bestimmter wirtschaftlicher Erfolg. Der Auftrag wird nach den Grundsätzen ordnungsmäßiger Berufsausübung ausgeführt. Der Wirtschaftsprüfer ist berechtigt, sich zur Durchführung des Auftrages sachverständiger Personen zu bedienen.

(2) Die Berücksichtigung ausländischen Rechts bedarf – außer bei betriebswirtschaftlichen Prüfungen – der ausdrücklichen schriftlichen Vereinbarung.

(3) Der Auftrag erstreckt sich, soweit er nicht darauf gerichtet ist, nicht auf die Prüfung der Frage, ob die Vorschriften des Steuerrechts oder Sondervorschriften, wie z. B. die Vorschriften des Preis-, Wettbewerbsbeschränkungs- und Bewirtschaftungsrechts beachtet sind; das gleiche gilt für die Feststellung, ob Subventionen, Zulagen oder sonstige Vergünstigungen in Anspruch genommen werden können. Die Ausführung eines Auftrages umfaßt nur dann Prüfungshandlungen, die gezielt auf die Aufdeckung von Buchfälschungen und sonstigen Unregelmäßigkeiten gerichtet sind, wenn sich bei der Durchführung von Prüfungen dazu ein Anlaß ergibt oder dies ausdrücklich schriftlich vereinbart ist.

(4) Ändert sich die Rechtslage nach Abgabe der abschließenden beruflichen Äußerung, so ist der Wirtschaftsprüfer nicht verpflichtet, den Auftraggeber auf Änderungen oder sich daraus ergebende Folgerungen hinzuweisen.

3. Aufklärungspflicht des Auftraggebers

(1) Der Auftraggeber hat dafür zu sorgen, daß dem Wirtschaftsprüfer auch ohne dessen besondere Aufforderung alle für die Ausführung des Auftrages notwendigen Unterlagen rechtzeitig vorgelegt werden und ihm von allen Vorgängen und Umständen Kenntnis gegeben wird, die für die Ausführung des Auftrages von Bedeutung sein können. Dies gilt auch für die Unterlagen, Vorgänge und Umstände, die erst während der Tätigkeit des Wirtschaftsprüfers bekannt werden.

(2) Auf Verlangen des Wirtschaftsprüfers hat der Auftraggeber die Vollständigkeit der vorgelegten Unterlagen und der gegebenen Auskünfte und Erklärungen in einer vom Wirtschaftsprüfer formulierten schriftlichen Erklärung zu bestätigen.

4. Sicherung der Unabhängigkeit

Der Auftraggeber steht dafür ein, daß alles unterlassen wird, was die Unabhängigkeit der Mitarbeiter des Wirtschaftsprüfers gefährden könnte. Dies gilt insbesondere für Angebote auf Anstellung und für Angebote, Aufträge auf eigene Rechnung zu übernehmen.

5. Berichterstattung und mündliche Auskünfte

Hat der Wirtschaftsprüfer die Ergebnisse seiner Tätigkeit schriftlich darzustellen, so ist nur die schriftliche Darstellung maßgebend. Bei Prüfungsaufträgen wird der Bericht, soweit nichts anderes vereinbart ist, schriftlich erstattet. Mündliche Erklärungen und Auskünfte von Mitarbeitern des Wirtschaftsprüfers außerhalb des erteilten Auftrages sind stets unverbindlich.

6. Schutz des geistigen Eigentums des Wirtschaftsprüfers

Der Auftraggeber steht dafür ein, daß die im Rahmen des Auftrages vom Wirtschaftsprüfer gefertigten Gutachten, Organisationspläne, Entwürfe, Zeichnungen, Aufstellungen und Berechnungen, insbesondere Massen- und Kostenberechnungen, nur für seine eigenen Zwecke verwendet werden.

7. Weitergabe einer beruflichen Äußerung des Wirtschaftsprüfers

(1) Die Weitergabe beruflicher Äußerungen des Wirtschaftsprüfers (Berichte, Gutachten und dgl.) an einen Dritten bedarf der schriftlichen Zustimmung des Wirtschaftsprüfers, soweit sich nicht bereits aus dem Auftragsinhalt die Einwilligung zur Weitergabe an einen bestimmten Dritten ergibt.

Gegenüber einem Dritten haftet der Wirtschaftsprüfer (im Rahmen von Nr. 9) nur, wenn die Voraussetzungen des Satzes 1 gegeben sind.

(2) Die Verwendung beruflicher Äußerungen des Wirtschaftsprüfers zu Werbezwecken ist unzulässig; ein Verstoß berechtigt den Wirtschaftsprüfer zur fristlosen Kündigung aller noch nicht durchgeführten Aufträge des Auftraggebers.

8. Mängelbeseitigung

(1) Bei etwaigen Mängeln hat der Auftraggeber Anspruch auf Nacherfüllung durch den Wirtschaftsprüfer. Nur bei Fehlschlagen der Nacherfüllung kann er auch Herabsetzung der Vergütung oder Rückgängigmachung des Vertrages verlangen; ist der Auftrag von einem Kaufmann im Rahmen seines Handelsgewerbes, einer juristischen Person des öffentlichen Rechts oder von einem öffentlich-rechtlichen Sondervermögen erteilt worden, so kann der Auftraggeber die Rückgängigmachung des Vertrages nur verlangen, wenn die erbrachte Leistung wegen Fehlschlagens der Nacherfüllung für ihn ohne Interesse ist. Soweit darüber hinaus Schadensersatzansprüche bestehen, gilt Nr. 9.

(2) Der Anspruch auf Beseitigung von Mängeln muß vom Auftraggeber unverzüglich schriftlich geltend gemacht werden. Ansprüche nach Abs. 1, die nicht auf einer vorsätzlichen Handlung beruhen, verjähren nach Ablauf eines Jahres ab dem gesetzlichen Verjährungsbeginn.

(3) Offenbare Unrichtigkeiten, wie z. B. Schreibfehler, Rechenfehler und formelle Mängel, die in einer beruflichen Äußerung (Bericht, Gutachten und dgl.) des Wirtschaftsprüfers enthalten sind, können jederzeit vom Wirtschaftsprüfer auch Dritten gegenüber berichtigt werden. Unrichtigkeiten, die geeignet sind, in der beruflichen Äußerung des Wirtschaftsprüfers enthaltene Ergebnisse in Frage zu stellen, berechtigen diesen, die Äußerung auch Dritten gegenüber zurückzunehmen. In den vorgenannten Fällen ist der Auftraggeber vom Wirtschaftsprüfer tunlichst vorher zu hören.

9. Haftung

(1) Für gesetzlich vorgeschriebene Prüfungen gilt die Haftungsbeschränkung des § 323 Abs. 2 HGB.

(2) Haftung bei Fahrlässigkeit; Einzelner Schadensfall

Falls weder Abs. 1 eingreift noch eine Regelung im Einzelfall besteht, ist die Haftung des Wirtschaftsprüfers für Schadensersatzansprüche jeder Art, mit Ausnahme von Schäden aus der Verletzung von Leben, Körper und Gesundheit, bei einem fahrlässig verursachten einzelnen Schadensfall gem. § 54a Abs. 1 Nr. 2 WPO auf 4 Mio. € beschränkt; dies gilt auch dann, wenn eine Haftung gegenüber einer anderen Person als dem Auftraggeber begründet sein sollte. Ein einzelner Schadensfall ist auch bezüglich eines aus mehreren Pflichtverletzungen stammenden einheitlichen Schadens gegeben. Der einzelne Schadensfall umfaßt sämtliche Folgen einer Pflichtverletzung ohne Rücksicht darauf, ob Schäden in einem oder in mehreren aufeinanderfolgenden Jahren entstanden sind. Dabei gilt mehrfaches auf gleicher oder gleichartiger Fehlerquelle beruhendes Tun oder Unterlassen als einheitliche Pflichtverletzung, wenn die betreffenden Angelegenheiten miteinander in rechtlichem oder wirtschaftlichem Zusammenhang stehen. In diesem Fall kann der Wirtschaftsprüfer nur bis zur Höhe von 5 Mio. € in Anspruch genommen werden. Die Begrenzung auf das Fünffache der Mindestversicherungssumme gilt nicht bei gesetzlich vorgeschriebenen Pflichtprüfungen.

(3) Ausschlußfristen

Ein Schadensersatzanspruch kann nur innerhalb einer Ausschlußfrist von einem Jahr geltend gemacht werden, nachdem der Anspruchsberechtigte von dem Schaden und von dem anspruchsbegründenden Ereignis Kenntnis erlangt hat, spätestens aber innerhalb von 5 Jahren nach dem anspruchsbegründenden Ereignis. Der Anspruch erlischt, wenn nicht innerhalb einer Frist von sechs Monaten seit der schriftlichen Ablehnung der Ersatzleistung Klage erhoben wird und der Auftraggeber auf diese Folge hingewiesen wurde. Das Recht, die Einrede der Verjährung geltend zu machen, bleibt unberührt. Die Sätze 1 bis 3 gelten auch bei gesetzlich vorgeschriebenen Prüfungen mit gesetzlicher Haftungsbeschränkung.

10. Ergänzende Bestimmungen für Prüfungsaufträge

(1) Eine nachträgliche Änderung oder Kürzung des durch den Wirtschaftsprüfer geprüften und mit einem Bestätigungsvermerk versehenen Abschlusses oder Lageberichts bedarf, auch wenn eine Veröffentlichung nicht stattfindet, der schriftlichen Einwilligung des Wirtschaftsprüfers. Hat der Wirtschaftsprüfer einen Bestätigungsvermerk nicht erteilt, so ist ein Hinweis auf die durch den Wirtschaftsprüfer durchgeführte Prüfung im Lagebericht oder an anderer für die Öffentlichkeit bestimmter Stelle nur mit schriftlicher Einwilligung des Wirtschaftsprüfers und mit dem von ihm genehmigten Wortlaut zulässig.

(2) Widerruft der Wirtschaftsprüfer den Bestätigungsvermerk, so darf der Bestätigungsvermerk nicht weiterverwendet werden. Hat der Auftraggeber den Bestätigungsvermerk bereits verwendet, so hat er auf Verlangen des Wirtschaftsprüfers den Widerruf bekanntzugeben.

(3) Der Auftraggeber hat Anspruch auf fünf Berichtsausfertigungen. Weitere Ausfertigungen werden besonders in Rechnung gestellt.

11. Ergänzende Bestimmungen für Hilfeleistung in Steuersachen

(1) Der Wirtschaftsprüfer ist berechtigt, sowohl bei der Beratung in steuerlichen Einzelfragen als auch im Falle der Dauerberatung die vom Auftraggeber genannten Tatsachen, insbesondere Zahlenangaben, als richtig und vollständig zugrunde zu legen; dies gilt auch für Buchführungsaufträge. Er hat jedoch den Auftraggeber auf von ihm festgestellte Unrichtigkeiten hinzuweisen.

(2) Der Steuerberatungsauftrag umfaßt nicht die zur Wahrung von Fristen erforderlichen Handlungen, es sei denn, daß der Wirtschaftsprüfer hierzu ausdrücklich den Auftrag übernommen hat. In diesem Falle hat der Auftraggeber dem Wirtschaftsprüfer alle für die Wahrung von Fristen wesentlichen Unterlagen, insbesondere Steuerbescheide, so rechtzeitig vorzulegen, daß dem Wirtschaftsprüfer eine angemessene Bearbeitungszeit zur Verfügung steht.

(3) Mangels einer anderweitigen schriftlichen Vereinbarung umfaßt die laufende Steuerberatung folgende, in die Vertragsdauer fallenden Tätigkeiten:

a) Ausarbeitung der Jahressteuererklärungen für die Einkommensteuer, Körperschaftsteuer und Gewerbesteuer sowie der Vermögensteuererklärungen, und zwar auf Grund der vom Auftraggeber vorzulegenden Jahresabschlüsse und sonstiger, für die Besteuerung erforderlicher Aufstellungen und Nachweise

b) Nachprüfung von Steuerbescheiden zu den unter a) genannten Steuern

c) Verhandlungen mit den Finanzbehörden im Zusammenhang mit den unter a) und b) genannten Erklärungen und Bescheiden

d) Mitwirkung bei Betriebsprüfungen und Auswertung der Ergebnisse von Betriebsprüfungen hinsichtlich der unter a) genannten Steuern

e) Mitwirkung in Einspruchs- und Beschwerdeverfahren hinsichtlich der unter a) genannten Steuern.

Der Wirtschaftsprüfer berücksichtigt bei den vorgenannten Aufgaben die wesentliche veröffentlichte Rechtsprechung und Verwaltungsauffassung.

(4) Erhält der Wirtschaftsprüfer für die laufende Steuerberatung ein Pauschalhonorar, so sind mangels anderweitiger schriftlicher Vereinbarungen die unter Abs. 3 d) und e) genannten Tätigkeiten gesondert zu honorieren.

(5) Die Bearbeitung besonderer Einzelfragen der Einkommensteuer, Körperschaftsteuer, Gewerbesteuer, Einheitsbewertung und Vermögensteuer sowie aller Fragen der Umsatzsteuer, Lohnsteuer, sonstigen Steuern und Abgaben erfolgt auf Grund eines besonderen Auftrages. Dies gilt auch für

a) die Bearbeitung einmalig anfallender Steuerangelegenheiten, z. B. auf dem Gebiet der Erbschaftsteuer, Kapitalverkehrsteuer, Grunderwerbsteuer,

b) die Mitwirkung und Vertretung in Verfahren vor den Gerichten der Finanz- und der Verwaltungsgerichtsbarkeit sowie in Steuerstrafsachen und

c) die beratende und gutachtliche Tätigkeit im Zusammenhang mit Umwandlung, Verschmelzung, Kapitalerhöhung und -herabsetzung, Sanierung, Eintritt und Ausscheiden eines Gesellschafters, Betriebsveräußerung, Liquidation und dergleichen.

(6) Soweit auch die Ausarbeitung der Umsatzsteuerjahreserklärung als zusätzliche Tätigkeit übernommen wird, gehört dazu nicht die Überprüfung etwaiger besonderer buchmäßiger Voraussetzungen sowie die Frage, ob alle in Betracht kommenden umsatzsteuerrechtlichen Vergünstigungen wahrgenommen worden sind. Eine Gewähr für die vollständige Erfassung der Unterlagen zur Geltendmachung des Vorsteuerabzuges wird nicht übernommen.

12. Schweigepflicht gegenüber Dritten, Datenschutz

(1) Der Wirtschaftsprüfer ist nach Maßgabe der Gesetze verpflichtet, über alle Tatsachen, die ihm im Zusammenhang mit seiner Tätigkeit für den Auftraggeber bekannt werden, Stillschweigen zu bewahren, gleichviel, ob es sich dabei um den Auftraggeber selbst oder dessen Geschäftsverbindungen handelt, es sei denn, daß der Auftraggeber ihn von dieser Schweigepflicht entbindet.

(2) Der Wirtschaftsprüfer darf Berichte, Gutachten und sonstige schriftliche Äußerungen über die Ergebnisse seiner Tätigkeit Dritten nur mit Einwilligung des Auftraggebers aushändigen.

(3) Der Wirtschaftsprüfer ist befugt, ihm anvertraute personenbezogene Daten im Rahmen der Zweckbestimmung des Auftraggebers zu verarbeiten oder durch Dritte verarbeiten zu lassen.

13. Annahmeverzug und unterlassene Mitwirkung des Auftraggebers

Kommt der Auftraggeber mit der Annahme der vom Wirtschaftsprüfer angebotenen Leistung in Verzug oder unterläßt der Auftraggeber eine ihm nach Nr. 3 oder sonstwie obliegende Mitwirkung, so ist der Wirtschaftsprüfer zur fristlosen Kündigung des Vertrages berechtigt. Unberührt bleibt der Anspruch des Wirtschaftsprüfers auf Ersatz der ihm durch den Verzug oder die unterlassene Mitwirkung des Auftraggebers entstandenen Mehraufwendungen sowie des verursachten Schadens, und zwar auch dann, wenn der Wirtschaftsprüfer von dem Kündigungsrecht keinen Gebrauch macht.

14. Vergütung

(1) Der Wirtschaftsprüfer hat neben seiner Gebühren- oder Honorarforderung Anspruch auf Erstattung seiner Auslagen; die Umsatzsteuer wird zusätzlich berechnet. Er kann angemessene Vorschüsse auf Vergütung und Auslagenersatz verlangen und die Auslieferung seiner Leistung von der vollen Befriedigung seiner Ansprüche abhängig machen. Mehrere Auftraggeber haften als Gesamtschuldner.

(2) Eine Aufrechnung gegen Forderungen des Wirtschaftsprüfers auf Vergütung und Auslagenersatz ist nur mit unbestrittenen oder rechtskräftig festgestellten Forderungen zulässig.

15. Aufbewahrung und Herausgabe von Unterlagen

(1) Der Wirtschaftsprüfer bewahrt die im Zusammenhang mit der Erledigung eines Auftrages ihm übergebenen und von ihm selbst angefertigten Unterlagen sowie den über den Auftrag geführten Schriftwechsel sieben Jahre auf.

(2) Nach Befriedigung seiner Ansprüche aus dem Auftrag hat der Wirtschaftsprüfer auf Verlangen des Auftraggebers alle Unterlagen herauszugeben, die er aus Anlaß seiner Tätigkeit für den Auftrag von diesem oder für diesen erhalten hat. Dies gilt jedoch nicht für den Schriftwechsel zwischen dem Wirtschaftsprüfer und seinem Auftraggeber und für die Schriftstücke, die dieser bereits in Urschrift oder Abschrift besitzt. Der Wirtschaftsprüfer kann von Unterlagen, die er an den Auftraggeber zurückgibt, Abschriften oder Fotokopien anfertigen und zurückbehalten.

16. Anzuwendendes Recht

Für den Auftrag, seine Durchführung und die sich hieraus ergebenden Ansprüche gilt nur deutsches Recht.